As filed with the Securities and Exchange Commission on October 20, 2003

Registration No. 333-108729

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

TERCICA, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	26-0042539
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

651 Gateway Boulevard

Suite 950

South San Francisco, CA 94080

(650) 624-4900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John A. Scarlett, M.D.

President and Chief Executive Officer

Tercica, Inc.

651 Gateway Boulevard

Suite 950

South San Francisco, CA 94080

(650) 624-4900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Selim Day, Esq.	Laura A. Berezin, Esq.
Wilson Sonsini Goodrich & Rosati	Cooley Godward LLP
Professional Corporation	Five Palo Alto Square
650 Page Mill Road	Palo Alto, CA 94306-2155
Palo Alto, CA 94304-1050	(650) 843-5000
(650) 493-9300

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued October 20, 2003

        5,000,000 Shares

COMMON STOCK

Tercica, Inc. is offering 5,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $14.00 and $16.00 per share.

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “TRCA.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 6.

PRICE $     A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Tercica
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional 750,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on             , 2003.

MORGAN STANLEY	LEHMAN BROTHERS

PACIFIC GROWTH EQUITIES, LLC

                , 2003

The Role of IGF-1 in Growth and Metabolism

Pituitary Gland
Growth Hormone
Normal Secretion of Growth Hormone
Growth Hormone Receptor (normal)
Intracellular Signaling (normal)
Abnormality in Growth Hormone Receptor
Abnormality in Growth Hormone Signaling Pathway
Cell
IGF-1
Growth with IGF-1
IGF-1 released into bloodstream, stimulating tissue growth

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

Until                 , 2003 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the U.S.: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the U.S. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information in our financial statements and related notes included in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

TERCICA, INC.

We are a biopharmaceutical company focused on the development and commercialization of recombinant human insulin-like growth factor-1, or rhIGF-1, for the treatment of short stature, diabetes and other endocrine system disorders. The endocrine system regulates metabolism through the use of hormones, including IGF-1. IGF-1 is a naturally occurring hormone that is necessary for normal human growth and metabolism. A deficiency of IGF-1 can result in short stature, which is characterized by children being shorter than approximately 97.5% of normal children, and can lead, in children and adults, to a range of other metabolic disorders. These metabolic disorders can include lipid abnormalities, decreased bone density, obesity and insulin resistance. We licensed Genentech, Inc.’s rights to develop, manufacture and commercialize rhIGF-1 for a broad range of indications, including for short stature worldwide and diabetes in the U.S. We have Phase III clinical trial data for rhIGF-1 for our first short stature indication, Severe Pediatric IGFD. We intend to submit a New Drug Application, or NDA, to the FDA by early 2005 after completing the transfer and validation of our rhIGF-1 manufacturing process to our contract manufacturer.

The cellular production of IGF-1 is regulated by growth hormone. Growth hormone deficiency, or GHD, leads to inadequate IGF-1 production which results in short stature in children. Growth hormone replacement therapy, which increases IGF-1 levels, can often be used to successfully treat GHD. However, we believe many individuals have normal growth hormone secretion, but because their cells do not respond normally to growth hormone, they are IGF-1 deficient and suffer from short stature. Individuals with this condition, which we refer to as IGFD, are candidates for rhIGF-1 replacement therapy. Our product candidate, rhIGF-1, is identical to naturally occurring human IGF-1, and we believe it performs the same functions in the body.

We have Phase III clinical trial results from the treatment of 65 children with Severe Pediatric IGFD with rhIGF-1 replacement therapy for an average of 3.5 years, with some patients being treated for as many as 10 years. None of the 65 patients discontinued rhIGF-1 treatment due to safety concerns. Of these children, 48 have completed at least one year of rhIGF-1 replacement therapy, which is the generally accepted length of time required to adequately measure growth responses to drug therapy. A statistically significant increase in average growth rate from 2.6 cm per year prior to treatment to 8.0 cm per year after the first year of rhIGF-1 treatment was demonstrated in these patients (p<0.0001). A p-value of less than 0.0001 means that the probability that these results occurred by chance was less than 1 in 10,000. A probability of 5 in 100 or less, or p<0.05, is considered to be statistically significant. Compared to pre-treatment growth rates, statistically significant increases were also observed during each of the next 5 years of rhIGF-1 treatment (p<0.001). We believe the magnitude of these increases in growth rate were clinically meaningful and comparable to those observed in clinical trials of approved growth hormone treatments. Statistically significant increases in Height SDS were also observed during each of the first 6 years of rhIGF-1 treatment (p<0.0001).

We have had recent discussions with the FDA regarding the use of rhIGF-1 in Severe Pediatric IGFD. We believe that our clinical data supports the submission of an NDA for long-term rhIGF-1 replacement therapy in Severe Pediatric IGFD. We are currently planning a 250-patient Phase III rhIGF-1 clinical trial in children with Pediatric IGFD, which includes children with a less severe form of IGFD, and plan to initiate additional late stage clinical trials for other indications.

We are currently transferring Genentech’s proprietary, high yield, commercial scale manufacturing process to our contract manufacturer. After the transfer has been completed and the manufacturing process has been validated, we intend to submit an NDA for Severe Pediatric IGFD in early 2005.

Approximately one million children in the U.S. have short stature and we believe that there are an equal number of children with short stature in Western Europe. We believe that approximately 60,000 children in the U.S. and Western Europe have Pediatric IGFD and may be successfully treated with rhIGF-1 replacement therapy. This represents an approximate $1.0 billion annual market opportunity. We believe that Severe Pediatric IGFD constitutes approximately 20%, or 12,000, of the total population with Pediatric IGFD and represents an approximate $200 million annual market opportunity in the U.S. and Western Europe.

Indications

We intend to develop and commercialize rhIGF-1 to treat the following indications:

rhIGF-1 Indication	Status	Geography
Severe Pediatric IGFD	Phase III completed; NDA planned for early 2005	Worldwide

Pediatric IGFD	Phase III trial planned for late 2004	Worldwide

Adult IGFD	Phase II trial planned for early 2005	Worldwide

Type A diabetes	Phase II trial planned for late 2004	U.S.

Type 2 diabetes with Severe Insulin Resistance	Phase II trial planned for early 2005	U.S.

Strategy

Our goal is to capitalize on the opportunities presented by rhIGF-1, and to develop and commercialize additional new products for the treatment of endocrine disorders. Key elements of our strategy for achieving these goals include:

•	Seek FDA approval of rhIGF-1 for Severe Pediatric IGFD;

•	Expand our Severe Pediatric IGFD indication to all children with IGFD;

•	Develop rhIGF-1 for additional indications;

•	Establish a U.S. sales and marketing organization; and

•	Broaden our portfolio of endocrine-related products.

Risks

Our business is subject to numerous risks, which are highlighted in “Risk Factors” immediately following this prospectus summary. In particular, we are a development stage company with a limited operating history and may not be able to generate revenue or attain profitability. Since our inception, we have not generated any revenue from operations and have a history of significant losses, including net losses of $16.5 million during the nine months ended September 30, 2003. As of September 30, 2003, we had an accumulated deficit of $69.6 million. Given that we expect to incur substantial net losses to commercialize rhIGF-1, it is unclear when, if ever, we will become profitable. We also will not be able to commercialize rhIGF-1 if we do not receive regulatory approvals in the U.S. and in foreign countries, and we have not yet received any regulatory approvals.

Corporate Information

Tercica, Inc. was formed in December 2001 as a Delaware corporation. In March 2002, Tercica, Inc. acquired an immaterial amount of assets, including intellectual property rights, from Tercica Limited, a New Zealand company that had been formed in October 2000. Tercica Limited then made a liquidating distribution to its stockholders in March 2002. Our principal executive offices are located at 651 Gateway Boulevard, Suite 950, South San Francisco, CA 94080. Our telephone number is (650) 624-4900, and our website is located at www.tercica.com. The information on our website is not part of this prospectus.

References in this prospectus to “we,” “us” and “our” refer to Tercica, Inc. Tercica, Tercica Medica and the Tercica logo are our trademarks.

THE OFFERING

Common stock offered	5,000,000 shares

Common stock to be outstanding after this offering	23,001,488 shares

Use of proceeds

Late stage clinical trials of rhIGF-1, launch and post-launch sales and marketing activities for rhIGF-1, manufacturing transfer and validation of rhIGF-1, and general corporate purposes, including the possible acquisition of new products or product candidates. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	TRCA

Unless otherwise indicated, all information in this prospectus assumes:

•	we have effected a 1-for-4 reverse split of our common stock and preferred stock to be completed prior to this offering;

•	the underwriters do not exercise their over-allotment option;

•	the conversion of all of our outstanding shares of preferred stock into 15,257,308 shares of our common stock immediately prior to the closing of this offering; and

•	the filing of our amended and restated certificate of incorporation following conversion of our preferred stock prior to the closing of this offering which creates 5,000,000 shares of undesignated preferred stock.

The number of shares to be outstanding immediately after this offering is based on 18,001,488 shares of our common stock outstanding on September 30, 2003, and excludes:

•	541,344 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $0.70 per share as of September 30, 2003;

•	146,250 shares of common stock issuable upon the exercise of warrants outstanding at an exercise price of $0.40 per share as of September 30, 2003;

•	40,000 shares of common stock issuable upon the exercise of warrants outstanding at an exercise price of $4.00 per share as of September 30, 2003; and

•	2,848,213 shares of common stock reserved for future issuance under our employee stock option plans and employee stock purchase plan at September 30, 2003. Our stock plans contain provisions that automatically increase their share reserves on the first day of each year, beginning January 1, 2005, as more fully described in “Management—Employee Benefit Plans.”

SUMMARY FINANCIAL DATA

The following table summarizes our financial data. The summary financial data for the period from October 1, 2000 (inception) to March 31, 2001, the nine months ended December 31, 2001, and the year ended December 31, 2002 are derived from our audited financial statements. We have also included data from our unaudited financial statements for the nine months ended September 30, 2002 and 2003 and as of September 30, 2003. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In October 2001, we changed our fiscal year end from March 31 to December 31.

	Period from October 1, 2000 (inception) through March 31, 2001	Nine months ended December 31, 2001	Year ended December 31, 2002	Nine months ended September 30,
				2002	2003
				(unaudited)
Statements of Operations Data (in thousands, except share and per share data):
Costs and expenses:
Research and development	$180	$307	$1,974	$1,107	$11,898
General and administrative	116	510	1,978	1,309	3,149
Acquired in-process research and development	—	—	5,071	5,071	1,670

Total costs and expenses	(296)	(817)	(9,023)	(7,487)	(16,717)
Interest expense	—	—	(106)	(106)	—
Interest and other income, net	1	9	177	120	200

Net loss	(295)	(808)	(8,952)	(7,473)	(16,517)
Deemed dividend related to beneficial conversion feature of convertible preferred stock	—	—	—	—	(44,153)

Net loss allocable to common stockholders	$(295)	$(808)	$(8,952)	$(7,473)	$(60,670)

Pro forma basic and diluted net loss per share			$(1.66)		$(5.59)

Shares used in computing pro forma basic and diluted net loss per share			5,392,342		10,858,906

	As of September 30, 2003
	Actual	As Adjusted
	(unaudited)
Balance Sheet Data (in thousands):
Cash, cash equivalents and short-term investments	$44,409	$112,459
Working capital	42,236	110,286
Total assets	48,174	116,224
Total liabilities	4,494	4,494
Convertible preferred stock	68,476	—
Deficit accumulated during the development stage	(69,601)	(69,601)
Total stockholders’ equity (deficit)	(24,797)	111,729

The table above presents summary balance sheet data on an actual basis and on an as adjusted basis. The as adjusted numbers reflect the conversion of all of our preferred stock into an aggregate 15,257,308 shares of our common stock immediately prior to the closing of this offering and the sale of 5,000,000 shares of our common stock at an assumed initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

You should carefully consider the risks described below together with the other information included in this prospectus before deciding to invest in shares of our common stock. If any of the following risks occur, the value of our common stock could decline.

Risks Related to Our Business

We are a development stage company with a limited operating history and may not be able to generate revenue or attain profitability.

We are a development stage company focused on the development and commercialization of rhIGF-1 for the treatment of short stature, diabetes, and other endocrine disorders. Since our inception in October 2000, we have accumulated a deficit of $69.6 million and have not generated any revenue from operations. We incurred net losses of $16.5 million during the nine months ended September 30, 2003. We expect to incur substantial net losses for the foreseeable future to further develop and commercialize rhIGF-1. We are unable to predict the extent of these future net losses, or when we may attain profitability, if at all. If we are unable to generate significant revenue from rhIGF-1 or attain profitability, we will not be able to sustain our operations.

If we lose our licenses from Genentech, we may be unable to continue our business.

We have licensed intellectual property rights and technology from Genentech, under our U.S. and International License and Collaboration agreements with Genentech. Under each agreement, Genentech has the right to terminate our license if we are in material breach of our obligations under that agreement and fail to cure that breach. Under the terms of the agreements, we are obligated, among other things, to use reasonable business efforts to meet specified milestones, including filing for regulatory approval in the U.S. for an IGFD indication by December 31, 2005 and for either a diabetes indication or a substitute indication by December 31, 2006. If we fail to use reasonable business efforts to meet our development milestones for either agreement, Genentech may terminate that agreement. If either agreement were terminated, then we would have no further rights to utilize the technology and intellectual property covered by that agreement to develop, manufacture and commercialize rhIGF-1 for any indication. This may prevent us from continuing our business.

We are subject to Genentech’s option rights with respect to the development and commercialization of rhIGF-1 for all diabetes and non-orphan indications in the U.S.

Under our U.S. License and Collaboration Agreement with Genentech, Genentech has the option to elect to jointly develop and commercialize rhIGF-1 for all diabetes and non-orphan indications in the U.S. Orphan indications are designated by the FDA under the Orphan Drug Act, and are generally rare diseases or conditions that affect fewer than 200,000 individuals in the U.S. With respect to those rhIGF-1 indications in the U.S. for which Genentech has exercised its option to jointly develop and commercialize, Genentech has the final decision on disputes relating to development and commercialization of such indications. With respect to those rhIGF-1 indications in the U.S. for which Genentech either elects not to exercise its option, or has no right to exercise its option, our ability to sublicense the development and commercialization of such indications requires the consent of Genentech.

If we do not receive regulatory approvals, we will not be able to develop and commercialize rhIGF-1.

We need FDA approval to market rhIGF-1 for therapeutic uses in the U.S. We are currently developing rhIGF-1 for the treatment of IGFD and diabetes. We have Phase III clinical data using rhIGF-1 replacement therapy for Severe Pediatric IGFD, which we plan to submit in support of an NDA in the U.S. If we fail to obtain FDA approval for the marketing of rhIGF-1 for this indication, or any other indication, we will be unable to sell rhIGF-1 in the U.S. and our business will be harmed.

The regulatory review and approval process in the U.S., which includes evaluation of preclinical studies and clinical trials of our rhIGF-1, as well as the evaluation of our manufacturing process and our contract manufacturers’ facilities, is lengthy, expensive and uncertain. Securing FDA approval for rhIGF-1 will require the submission of extensive preclinical and clinical data and supporting information to the FDA to establish rhIGF-1’s safety and effectiveness for each indication. We have limited experience in filing and pursuing applications necessary to gain regulatory approvals.

The FDA has substantial discretion in the approval process and may either refuse to accept our application, or may decide after review of our application that our data is insufficient to allow approval of rhIGF-1. If the FDA does not accept or approve our application, it may require that we conduct additional clinical, preclinical or manufacturing studies and submit that data before it will reconsider our application. We are currently transferring and validating our manufacturing process for rhIGF-1 at our contract manufacturers. If the FDA is not satisfied with our validation data, we may need to expend additional resources to conduct further studies to obtain data that the FDA believes is sufficient. Depending on the extent of these additional studies, approval of our applications may be delayed by several years, or may require us to expend more resources than we have planned or are available. It is also possible that additional studies may not suffice to make our applications approvable. If any of these outcomes occur, we may be forced to abandon our applications for approval, which might cause us to cease operations.

In addition, the FDA could require us to include in our rhIGF-1 labeling specific diagnostic tests that would confirm the diagnosis of Severe Pediatric IGFD or Pediatric IGFD. Such a requirement could add additional complexity in making the diagnosis of Severe Pediatric IGFD or Pediatric IGFD, which includes children with a less severe form of IGFD, and, as a result, could limit the number of patients for whom our product is prescribed.

We will need to file similar applications with regulatory authorities in foreign countries to market rhIGF-1 in those countries. We have not yet initiated the regulatory process in Europe. If we fail to obtain European approval or if such approval is delayed, the geographic market for rhIGF-1 would be limited.

Delays in transferring or validating the Genentech rhIGF-1 manufacturing process at our contract manufacturers will delay our NDA submission to the FDA.

Genentech developed a large-scale manufacturing process utilizing an E. coli fermentation process for the manufacture of rhIGF-1. We licensed this technology from Genentech and are transferring and validating it at our contract manufacturers, including Cambrex Bio Science Baltimore, Inc., a subsidiary of Cambrex Corporation. If we or our contract manufacturers experience delays in the transfer of this technology, our NDA submission to the FDA will be delayed. Because Genentech has not manufactured rhIGF-1 for at least five years, the manufacturing know-how currently being transferred may be inaccurate and/or incomplete. If we fail to transfer and validate our rhIGF-1 manufacturing process, we will not be able to commercialize rhIGF-1. If we are unable to replicate Genentech’s manufacturing process in a timely manner, or at all, our commercialization of rhIGF-1 will be delayed or prevented.

If we are unable to establish that our rhIGF-1 is comparable to that produced by Genentech, our ability to commercialize rhIGF-1 may be prevented or delayed.

All of our clinical trials were conducted using rhIGF-1 manufactured by Genentech. Our rhIGF-1 must be approved by the FDA or we will not be able to sell it. In order to obtain this approval, we intend to conduct a comprehensive assessment program to demonstrate structural and functional comparability between the Genentech-manufactured rhIGF-1 and our rhIGF-1. If the FDA determines that this approach is insufficient to assess whether the manufacturing changes have affected the final product safety, identity, purity or potency of our rhIGF-1 compared to the rhIGF-1 used in the existing clinical studies, then the FDA could require us to conduct additional clinical trials. Repeating clinical trials would require us to incur significant expenses and would significantly delay the commercialization of rhIGF-1.

The differences between the production of the Genentech-manufactured rhIGF-1 and our rhIGF-1 include:

•	relocation of the manufacturing facility for bulk rhIGF-1 product from Genentech to Cambrex Baltimore;

•	use of a new master cell bank derived from the Genentech master cell bank;

•	change of some of the raw material suppliers;

•	change of the fill and finish location;

•	process changes;

•	analytical methods changes;

•	equipment used; and

•	a solvent used in the purification process.

Our comparability assessment will also require the evaluation of a number of technical parameters, such as the impurity profile and stability. Any of these factors could affect the comparability of the Genentech-manufactured rhIGF-1 and our rhIGF-1 and, as a result, delay our ability to manufacture and commercialize rhIGF-1.

If our contract manufacturers’ facilities do not achieve a satisfactory good manufacturing practice inspection or if our contract manufacturers’ facilities become unavailable, we may be unable to sell rhIGF-1.

The facilities used by our contract manufacturers, including Cambrex Baltimore, to manufacture rhIGF-1 must undergo an inspection by the FDA for compliance with good manufacturing practice, or GMP regulations, before rhIGF-1 can be approved. In the event these facilities do not receive a satisfactory GMP inspection for the manufacture of our product or the facilities, we may need to fund additional modifications to our manufacturing process, conduct additional validation studies, or find alternative manufacturing facilities, any of which would result in significant cost to us as well as a delay of up to several years in obtaining approval for rhIGF-1. In addition, our contract manufacturers, and any alternative contract manufacturer we may utilize, will be subject to ongoing periodic inspection by the FDA and corresponding state and foreign agencies for compliance with GMP regulations and similar foreign standards. We do not have control over our contract manufacturers’ compliance with these regulations and standards.

Currently, Cambrex Baltimore is our sole provider of bulk rhIGF-1. We have no alternative manufacturing facilities or plans for additional facilities at this time. Cambrex Baltimore has never manufactured rhIGF-1 for any party, including us. We do not know if the Cambrex Baltimore facility for the manufacture of rhIGF-1 will receive a satisfactory GMP inspection. If Cambrex Baltimore’s facilities or any of our other contract manufacturers’ facilities become unavailable to us for any reason, including failure to comply with GMP regulations, damage from any event, including fire, flood, earthquake, or terrorism or if they fail to perform under our agreement with them, we may be unable to complete the transfer and validation of rhIGF-1 or manufacture rhIGF-1. This could delay the approval of our NDA, or delay or otherwise adversely affect revenues. If the damage to any of these facilities is extensive, or, for any reason, they do not operate in compliance with GMP or are unable or refuse to perform under our agreements, we will need to find alternative facilities. The number of contract manufacturers with the expertise and facilities to manufacture rhIGF-1 bulk drug substance on a commercial scale in accordance with GMP regulations is extremely limited, and it would take a significant amount of time to arrange for alternative manufacturers. If we need to change to other commercial manufacturers, these manufacturers’ facilities and processes, prior to our use, would likely have to undergo GMP compliance inspections. In addition, we would need to transfer and validate the processes and analytical methods necessary for the production and testing of rhIGF-1 to these new manufacturers.

Any of these factors could delay or suspend clinical trials, regulatory submissions, regulatory approvals or commercialization of rhIGF-1, entail higher costs and result in our being unable to effectively commercialize

rhIGF-1. Furthermore, if our contract manufacturers fail to deliver commercial quantities of bulk drug substance or finished product on a timely basis and at commercially reasonable prices, and we are unable to promptly find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volume and on a timely basis, we will likely be unable to meet demand for rhIGF-1 and we would lose potential revenues.

If another party obtains orphan drug and pediatric exclusivity for rhIGF-1 for children with IGFD, we may be precluded from commercializing rhIGF-1 in that indication.

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S. The company that obtains the first FDA approval for a designated orphan drug for a rare disease receives marketing exclusivity for use of that drug for the designated condition for a period of seven years. Pediatric exclusivity can provide an additional six months of market exclusivity. Although we intend to file for orphan drug designation and obtain pediatric exclusivity where appropriate, if a competitor obtains approval of the same drug for the same indication or disease before us, we would be blocked from obtaining approval for our product for seven years, or seven and one-half years if pediatric exclusivity applies, unless our product can be shown to be clinically superior. In addition, more than one product may be approved by the FDA for the same orphan indication or disease as long as the products are different drugs. As a result, if our product is approved and receives orphan drug status, the FDA can still approve other drugs for use in treating the same indication or disease covered by our product, which could create a more competitive market for us.

Our original plan was to obtain rhIGF-1 orphan drug designation for the treatment of growth hormone insensitivity syndrome, or GHIS. The Phase III clinical trial results we obtained from Genentech were for GHIS. Everywhere in this document where we discuss existing Phase III clinical trial results such results were from patients identified at the time as having GHIS. Since we now believe that Severe Pediatric IGFD, which is we believe substantially equivalent to GHIS, more accurately describes the patient population which we intend to treat with rhIGF-1, we plan to amend our current designation, but may as a result of comments from the FDA reconsider the GHIS designation, which may be a smaller patient population. We are aware of one other drug being developed by Insmed Incorporated, which we believe is a combination product containing rhIGF-1, that is in development for treatment of GHIS. This product has received an orphan drug designation from the FDA for the treatment of GHIS. The FDA could determine that this other product is the same drug as our product and is used for the same indication. If the FDA makes this determination and the other product is approved first, the approval of our rhIGF-1 for either Severe Pediatric IGFD or Pediatric IGFD could be blocked for up to seven and one-half years, which could force us to curtail or cease our operations. Even if our product is approved first, we may not be able to benefit from the orphan drug marketing exclusivity because products that are clinically superior may be approved for marketing by the FDA notwithstanding our initial approval and our initial orphan drug marketing exclusivity.

We face significant competition from large pharmaceutical, biotechnology and other companies which could harm our business.

The biotechnology industry is intensely competitive and characterized by rapid technological progress. In each of our potential product areas, we face significant competition from large pharmaceutical, biotechnology and other companies. Most of these companies have substantially greater capital resources, research and development staffs, facilities and experience at conducting clinical trials and obtaining regulatory approvals. In addition, many of these companies have greater experience and expertise in developing and commercializing products.

Since our product is under development, we cannot predict the relative competitive position of our product if it is approved for use. However, we expect that the following factors will determine our ability to compete effectively: safety and efficacy; product price; ease of administration; and marketing and sales capability.

We believe that many of our competitors spend significantly more on research and development-related activities than we do. Our competitors may discover new treatments, drugs or therapies or develop existing technologies to compete with our rhIGF-1. Our commercial opportunities will be reduced or eliminated if these competing products are more effective, have fewer or less severe side effects, are more convenient or are less expensive than our product.

Currently, no drug in the U.S. or Europe is approved as replacement therapy for the treatment of Severe Pediatric IGFD, Pediatric IGFD or Adult IGFD. To date, we believe that rhIGF-1 is the only treatment that has been specifically shown to be useful in treating children with Severe Pediatric IGFD. However, we believe Insmed has initiated clinical trials using a product containing rhIGF-1 in patients with a similar IGFD disorder. In addition, we are aware that Chiron Corporation has developed a process to manufacture rhIGF-1 using yeast expression, and has intellectual property with respect to that process. We use bacterial expression, which differs from yeast expression, to manufacture rhIGF-1.

Growth hormone may also be a competitive product for the treatment of some patients with Pediatric IGFD and Adult IGFD. Although patients with Pediatric IGFD and Adult IGFD are resistant to growth hormone, higher doses of growth hormone may be effective in these patients. The major suppliers of commercially available growth hormone are Genentech, Eli Lilly and Company, Novo Nordisk A/S, Pfizer Inc. and Serono S.A. We believe that Novo Nordisk is conducting clinical trials for the use of its growth hormone in Pediatric IGFD.

In addition, we believe that Genentech, Merck & Co., Inc., Novo Nordisk and Pfizer have previously conducted research and development of orally-available small molecules that cause the release of growth hormone, known as growth hormone secretagogues. We are not aware of any continued clinical development of these molecules by these companies. We believe that Rejuvenon Corporation has licensed certain rights to Novo Nordisk’s growth hormone secretagogues, which are in preclinical development.

Many companies are seeking to develop products and therapies for the treatment of diabetes. Our competitors include multinational pharmaceutical companies, specialized biotechnology firms, and universities and other research institutions. Our largest competitors include Amylin Pharmaceuticals, Inc., Bristol-Myers Squibb Company, Eli Lilly, GlaxoSmithKline plc, Merck, Novartis AG, Novo Nordisk and Takeda Chemical Industries, Ltd. Various products are currently available to treat type 2 diabetes, such as insulin and oral hypoglycemic drugs.

In addition, several companies are developing various new approaches to improve the treatments of type 1 and type 2 diabetes. Specifically, Amylin Pharmaceuticals has conducted and is continuing to conduct clinical trials for two products, Symlin and Exenatide, for the treatment of type 2 diabetes. Insmed has also conducted clinical trials using a product that contains rhIGF-1 for the treatment of diabetes. It is possible that there are other products currently in development or that exist on the market that may compete directly with rhIGF-1.

Competitors could develop and gain FDA approval of rhIGF-1 which could adversely affect our competitive position.

Although we are not aware of any other company currently marketing rhIGF-1 in the U.S. for any human therapeutic indication, rhIGF-1 manufactured by other parties may be approved for use in the U.S. in the future. In the event there are other rhIGF-1 products approved by the FDA to treat indications other than those covered by our product, physicians may elect to prescribe a competitor’s rhIGF-1 to treat the indications for which our product has received approval. This is commonly referred to as off label use. While under FDA regulations a competitor is not allowed to promote off label use of its product, the FDA does not regulate the practice of medicine and as a result cannot direct physicians as to what rhIGF-1 to prescribe to their patients. As a result, we would have limited ability to prevent off label use of a competitor’s rhIGF-1 to treat short stature even if it violates our method of use patents and/or we have orphan drug exclusivity for the use of rhIGF-1 to treat short stature.

If we are unable to commercialize rhIGF-1, we will be unable to generate revenues and our stock price will decline.

We have invested a significant portion of our time and financial resources since our inception in the development of rhIGF-1 for the treatment of short stature and diabetes. We anticipate that for the foreseeable future our ability to generate revenues and achieve profitability will be solely dependent on the successful commercialization of rhIGF-1 for the treatment of Severe Pediatric IGFD and Pediatric IGFD. Although we have Phase III clinical data for the use of rhIGF-1 replacement therapy in Severe Pediatric IGFD, there is no assurance we will be able to obtain FDA approval to market rhIGF-1 in the U.S. for this indication or any other indication. We also intend to pursue the use of rhIGF-1 to treat particular diabetes indications. We will need additional intellectual property to commercialize rhIGF-1 for type A diabetes and we may need additional intellectual property to commercialize rhIGF-1 for type 2 diabetes with Severe Insulin Resistance. There can be no assurance we will obtain this intellectual property on reasonable terms, if at all. In addition, we need the consent of another company to commercialize rhIGF-1 for diabetes outside of the U.S.

If we fail to protect our intellectual property rights, competitors may develop competing products and our business will suffer.

lf we are not able to protect our proprietary technology, trade secrets and know-how, our competitors may use our inventions to develop competing products. We have licensed intellectual property rights, including patent rights, relating to rhIGF-1 technologies from Genentech. However, these patents may not protect us against our competitors, and patent litigation is very expensive. If we spend a significant portion of our cash, including the proceeds from this offering, we may be unable to pursue litigation to its conclusion because currently we do not generate revenues.

We do not have patent coverage on the rhIGF-1 protein. Although we have licensed from Genentech its rights to its methods of use and manufacturing patents, it may be more difficult to establish infringement of such patents as compared to a patent directed to the rhIGF-1 protein. Our licensed patents may not be sufficient to prevent others from competing with us. We cannot rely solely on our patents to be successful. The standards that the U.S. Patent and Trademark Office and foreign patent offices use to grant patents, and the standards that U.S. and foreign courts use to interpret patents, are not the same and are not always applied predictably or uniformly and can change, particularly as new technologies develop. As such, the degree of patent protection obtained in the U.S. may differ substantially from that obtained in various foreign countries. In some instances, patents have issued in the U.S. while substantially less or no protection has been obtained in Europe or other countries. Our U.S. patent licensed from Genentech that is directed to methods for bacterial expression of rhIGF-1 expires in 2018. We have no equivalent European patent. As a result, we are uncertain of the level of protection, if any, that will be provided by our licensed patents if we attempt to enforce them and they are challenged in court where our competitors may raise defenses such as invalidity, unenforceability or possession of a valid license. In addition, the type and extent of patent claims that will be issued to us in the future are uncertain. Any patents which are issued may not contain claims that will permit us to stop competitors from using similar technology.

Other than patent prosecution proceedings before the U.S. Patent and Trademark Office and the patent and trademark offices of foreign countries to obtain patents, we are not involved in any legal or governmental proceedings with respect to the patent rights owned by or licensed to us. In addition, we have not received any threat of such proceedings or other challenges to our owned or licensed patent rights from any governmental authority or other third party.

In addition to the patented technology licensed from Genentech, we also rely on unpatented technology, trade secrets and confidential information, such as the proprietary information we use to manufacture rhIGF-1. We may not be able to effectively protect our rights to this technology or information. Other parties may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose this technology. We generally require each of our employees, consultants, collaborators, and certain contractors to execute a confidentiality agreement at the commencement of an employment, consulting or collaborative relationship with us. However, these agreements may not provide effective protection of this technology or information or, in the event of unauthorized use or disclosure, they may not provide adequate remedies.

If there are fewer children with Pediatric IGFD than we estimate, we may not generate sufficient revenues to continue development of other products or to continue operations.

If there are fewer children with Pediatric IGFD than we estimate, we may not generate sufficient revenues to continue development of other indications or products and may cease operations. We estimate that the number of children in the U.S. with short stature is approximately one million, of which approximately 360,000 are referred to pediatric endocrinologists for evaluation. We believe that approximately 30,000 of these children have Pediatric IGFD. Our estimate of the size of the patient population is based on published studies as well as internal data, including our interpretation of a study conducted as part of Genentech’s National Cooperative Growth Study program. This study reported results of the evaluation of the hormonal basis of short stature in approximately 6,450 children referred to pediatric endocrinologists over a four-year period. We believe that the population in Western Europe is comparable to that of the U.S. We believe that the aggregate number of children in the U.S. and Western Europe with Pediatric IGFD is approximately 60,000, of which approximately 12,000 have Severe Pediatric IGFD. If the results of this study or our interpretation of and extrapolation from the study do not accurately reflect the number of children with Pediatric IGFD or Severe Pediatric IGFD, our assessment of the market may be wrong, making it difficult or impossible for us to meet our revenue goals.

rhIGF-1 may fail to achieve market acceptance, which could harm our business.

The use of rhIGF-1 has never been commercialized in the U.S. or Western Europe for any indication. Even if approved for sale by the appropriate regulatory authorities, physicians may not prescribe rhIGF-1, in which event we may be unable to generate significant revenue or become profitable.

Acceptance of rhIGF-1 will depend on a number of factors including:

•	acceptance of rhIGF-1 by physicians and patients as a safe and effective treatment;

•	adequate reimbursement by third parties;

•	relative convenience and ease of administration of rhIGF-1;

•	prevalence and severity of side effects; and

•	competitive product approvals.

Reimbursement may not be available for rhIGF-1, which could diminish our sales and impact our ability to achieve profitability.

Market acceptance, our sales of rhIGF-1 and our profitability may depend on reimbursement policies and health care reform measures. The levels at which government authorities and third-party payors, such as private health insurers and health maintenance organizations, reimburse the price patients pay for our product could affect whether we are able to commercialize our product. We believe that rhIGF-1 replacement therapy will be reimbursed to a similar extent that growth hormone therapy is reimbursed. If our assumption regarding reimbursement for rhIGF-1 replacement therapy is incorrect, our expected revenues may be substantially reduced. We cannot be sure that reimbursement in the U.S. or elsewhere will be available for our product. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our product. We have not commenced efforts to have rhIGF-1 replacement treatment reimbursed by governments or third party payors. If reimbursement is not available or is available only to limited levels, we may not be able to commercialize our product.

We believe that the price per patient of rhIGF-1 therapy for the treatment of Pediatric IGFD will not be less than the price per patient for growth hormone treatment of growth hormone deficiency in children. We believe that the price per patient for growth hormone treatment of growth hormone deficiency in children is approximately $20,000 per year. If our assumption regarding the price per patient of rhIGF-1 therapy for the treatment of Pediatric IGFD is incorrect, the market opportunity for rhIGF-1 therapy for the treatment of Pediatric IGFD may be substantially reduced.

In recent years, officials have made numerous proposals to change the health care system in the U.S. These proposals include measures that would limit or prohibit payments for certain medical treatments or subject the pricing of drugs to government control. In addition, in many foreign countries, particularly the countries of the European Union, the pricing of prescription drugs is subject to government control. If our product becomes subject to government legislation that limits or prohibits payment for our product, or that subjects the price of our product to governmental control, we may not be able to generate revenues, attain profitability or commercialize our product. Because these initiatives are subject to substantial political debate which we cannot predict, the trading price of biotechnology stocks, including ours, may become more volatile as this debate proceeds.

As a result of legislative proposals and the trend towards managed health care in the U.S., third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new drugs. They may also refuse to provide any coverage of uses of approved products for medical indications other than those for which the FDA has granted market approvals. As a result, significant uncertainty exists as to whether and how much third-party payors will reimburse patients for their use of newly approved drugs, which, in turn, will put pressure on the pricing of drugs.

If we are unable to establish a direct sales force in the U.S., our business may be harmed.

We currently do not have a sales organization. If rhIGF-1 is approved by the FDA for Severe Pediatric IGFD, we intend to market that therapy directly to pediatric endocrinologists in the U.S. through our own sales force. We will need to incur significant additional expenses and commit significant additional management resources to establish this sales force. We may not be able to establish these capabilities despite these additional expenditures. If we elect to rely on third parties to sell rhIGF-1 in the U.S., we may receive less revenue than if we sold it directly. In addition, we may have little or no control over the sales efforts of those third parties. In the event we are unable to sell rhIGF-1, either directly or through third parties, the commercialization of rhIGF-1 may be delayed and our business may be harmed.

We may need others to market and commercialize rhIGF-1 in international markets.

We currently intend to market our product in Europe through our own sales force. If, however, we decide to sell rhIGF-1 in Europe through a third party, we will need to enter into marketing arrangements with them. We may not be able to enter into marketing arrangements with them on favorable terms, or at all. In addition, these arrangements could result in lower levels of income to us than if we marketed rhIGF-1 entirely on our own. In the event that we are unable to enter into a marketing arrangement for rhIGF-1 in international markets, we may not be able to develop an effective international sales force to successfully commercialize our product in Western Europe. If we fail to enter into marketing arrangements for our product and are unable to develop an effective international sales force, our revenues could be limited.

If we fail to identify and in-license other products or product candidates, we may be unable to grow our revenues.

We do not conduct any preclinical laboratory research. Our strategy is to in-license products or product candidates and further develop them for commercialization. The market for acquiring and in-licensing products and product candidates is intensely competitive. If we are not successful in identifying and in-licensing other products or product candidates, we may be unable to grow our revenues with sales from new products. If the FDA only approves rhIGF-1 for Severe Pediatric IGFD, only our sales for that indication may be reimbursable. In this event, we would need to invest significant resources in discovery research and preclinical development to obtain new product candidates.

If we fail to obtain the capital necessary to fund our operations, we will be unable to execute our business plan.

We believe that the net proceeds from this offering and our existing cash and investment securities will be sufficient to meet our capital requirements through at least the end of 2005 based on our current business plan. We expect capital outlays and operating expenditures to increase over the next several years as we expand our operations. We may also need to spend more money than currently expected because we may change our product development plans or acquire additional products or product candidates. We have no committed sources of capital and do not know whether additional financing will be available when needed, or, if available, that the terms will be favorable. If additional funds are not available, we may be forced to curtail or cease operations.

If we are unable to manage our expected growth, we may not be able to implement our business plan.

Our ability to implement our business plan requires an effective planning and management process. As of October 15, 2003, we only had 32 employees and will need to hire a significant number of additional employees in the near term. Our offices are located in the San Francisco Bay area, where competition for personnel with biopharmaceutical skills is intense. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.

We expect that our anticipated future growth will place a significant strain on our management, systems and resources. In particular, to fulfill our strategy to file an NDA by early 2005 and conduct clinical trials necessary to submit supplemental NDA’s for additional indications for our rhIGF-1, we will need to hire a significant number of additional employees. To manage the anticipated growth of our operations, we will need to increase management resources and implement new financial and management controls, reporting systems and procedures. If we are unable to manage our growth, we could be unable to execute our business strategy.

We may be required to conduct broad, long-term clinical trials to address concerns that the long-term use of rhIGF-1 by diabetics might increase the risk of diabetic retinopathy.

During the course of Genentech’s clinical trials, concerns were raised that long-term use of rhIGF-1 in diabetic patients might lead to an increased incidence and/or severity of retinopathy, a disease of new blood vessel growth in the eye which results in loss of vision. Partly as a result of the scope and extended timeframe of the clinical trials necessary to address these concerns, Genentech discontinued development of rhIGF-1 for the treatment of diabetes. The FDA may require us to conduct broad, long-term clinical trials to address these concerns prior to receiving FDA approval for diabetes indications. These clinical trials would be expensive and could delay our commercialization of rhIGF-1 for diabetes indications. Adverse results in these trials could prevent our commercialization of rhIGF-1 for diabetes indications.

If product liability lawsuits are brought against us, we may incur substantial liabilities.

The testing, marketing, and sale of drug products entail an inherent risk of product liability. Because our product is a growth factor, one potential risk of using rhIGF-1 is that it may increase the likelihood of developing cancer or, if patients already have cancer, that the cancer may develop more rapidly. Our rhIGF-1 product may also increase the risk that diabetic patients may develop or worsen an existing retinopathy, which could lead to the need for additional therapy such as laser treatment of the eyes or result in blindness. We have Phase III results from the treatment of 65 children with Severe Pediatric IGFD with rhIGF-1 replacement therapy for an average of 3.5 years, with some patients being treated for as many as 10 years. None of the 65 patients discontinued rhIGF-1 treatment due to safety concerns. However, some patients experienced hypoglycemia, or low blood glucose levels, or enlargement of the tonsils. Minor temporary hearing deficits were also noted in some patients.

There may also be other adverse events associated with the use of rhIGF-1 which may result in product liability suits being brought against us. While we have licensed the rights to develop and commercialize rhIGF-1 in certain indications, we are not indemnified by any third party, including Genentech, for any liabilities arising out of the development of rhIGF-1.

Whether or not we are ultimately successful in defending product liability litigation, such litigation would consume substantial amounts of our financial and managerial resources, and might result in adverse publicity or reduced acceptance of our product in the market, all of which would impair our business. We currently do not have product liability insurance. We intend to obtain product liability insurance prior to the initiation of any clinical trials. However, we may not be able to maintain our clinical trial insurance or product liability insurance at an acceptable cost, if at all, and this insurance may not provide adequate coverage against potential claims or losses.

If third-party clinical research organizations do not perform in an acceptable and timely manner, our clinical trials could be delayed or unsuccessful.

We do not have the ability to conduct all of our clinical trials independently. We intend to rely on clinical investigators, third-party clinical research organizations, and consultants to perform a substantial portion of these functions. If we cannot locate acceptable contractors to run our clinical trials or enter into favorable agreements with them, or if these third parties do not successfully carry out their contractual duties, satisfy FDA requirements for the conduct of clinical trials, or meet expected deadlines, we will be unable to obtain required approvals and will be unable to commercialize rhIGF-1 on a timely basis, if at all.

We may incur substantial costs as a result of litigation or other proceedings relating to orphan drug approvals, patent and other intellectual property rights and we may be unable to protect our intellectual property rights.

If the FDA determines that another company’s drug is the same product as our rhIGF-1, and it considers approving that product for Severe Pediatric IGFD, or a similar indication or disease before our product is approved, we may have no other recourse than to consider legal action against the FDA to prevent the other company’s product from being approved and blocking approval of our product. If the FDA considers approving such a drug at the same time or after our product is approved, we may again have no other recourse than to consider legal action against the FDA to prevent the other company’s product from being approved and losing our orphan drug marketing exclusivity. There is a risk that the courts may defer to the FDA.

With regard to patent matters, if we choose to go to court to stop someone else from using the inventions claimed in our patents, including those we have licensed from Genentech, which are directed specifically to rhIGF-1 or IGFBP-3 technologies, that individual or company has the right to ask the court to rule that these patents are invalid, unenforceable, not infringed or validly licensed to that third party, and should not be enforced against that third party. Although we are not involved in any patent litigation, these lawsuits are expensive and would consume time and other resources even if we were successful in stopping the infringement of these patents. In addition, there is a risk that the court will decide that the patents we licensed from Genentech are not valid and that we do not have the right to stop the other party from using the inventions.

In addition, a third party may claim that we are using its inventions covered by its patents and may go to court to stop us from engaging in our normal operations and activities. Although no third party has claimed that we are infringing on their patents, patent lawsuits are costly and could affect our results of operations and divert the attention of managerial and technical personnel. There is a risk that a court would decide that we are infringing the third party’s patents and would order us to stop the activities covered by the patents. In addition, there is a risk that a court will order us to pay the other party damages for having infringed the other party’s patents. The biotechnology industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods of use do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid, and we may not be able to do so. Proving invalidity, in particular, is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents.

We cannot be certain that others have not filed patent applications for technology covered by our licensor’s issued patents or our pending applications or our licensor’s pending applications or that we or our licensors were the first to invent the technology because:

•	some patent applications in the U.S. may be maintained in secrecy until the patents are issued,

•	patent applications in the U.S. and many foreign jurisdictions are typically not published until eighteen months after filing, and

•	publications in the scientific literature often lag behind actual discoveries and the filing of patents relating to those discoveries.

Patent applications may have been filed and may be filed in the future covering technology similar to ours. Any such patent application may have priority over our patent applications and could further require us to obtain rights to issued patents covering such technologies. In the event that another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the U.S. Patent and Trademark Office to determine priority of invention in the U.S. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, resulting in a loss of our United States patent position with respect to such inventions.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could harm our business.

If we are unable to attract and retain additional qualified personnel, our ability to commercialize rhIGF-1 and develop other product candidates will be harmed.

Our success depends on our continued ability to attract and retain highly qualified management and scientific personnel and on our ability to develop relationships with leading academic scientists and clinicians. We are highly dependent on our current management and key medical, scientific and technical personnel, including Dr. John A. Scarlett, our President and Chief Executive Officer, Dr. Ross G. Clark, our Chief Technical Officer and Mr. Timothy P. Lynch, our Chief Financial Officer and Senior Vice President, Corporate Development, whose knowledge of our industry and technical expertise would be extremely difficult to replace. In addition, we have not obtained life insurance benefiting us if any of our key employees left or was seriously injured and unable to work.

We have employment contracts with Dr. Scarlett, Dr. Clark and Mr. Lynch. Each of these employment relationships is at will. Dr. Scarlett and Dr. Clark may terminate their employment without notice and without cause or good reason. Mr. Lynch may terminate his employment with two weeks notice to us and without cause or good reason. We may terminate any of Dr. Scarlett, Dr. Clark and Mr. Lynch without cause, in which event they would be entitled to severance payments and acceleration of the vesting of their stock options. For an additional discussion, see “Management—Employment Agreements.”

Risks Related to This Offering

If our officers, directors and largest stockholders choose to act together, they may be able to control our management and operations, acting in their best interests and not necessarily those of other stockholders.

Following completion of this offering, our directors, executive officers and principal stockholders and their affiliates will beneficially own approximately 65.3% of our common stock. As a result, they collectively will have the ability to determine the election of all of our directors and to determine the outcome of most corporate actions requiring stockholder approval. They may exercise this ability in a manner that advances their best interests and not necessarily those of other stockholders.

Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us, which may be beneficial to our stockholders, more difficult.

Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions:

•	establish a classified board of directors so that not all members of our board may be elected at one time;

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and hinder a takeover attempt;

•	limit who may call a special meeting of stockholders;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law, which prohibits business combinations between us and one or more significant stockholders unless specified conditions are met, may discourage, delay or prevent a third party from acquiring us.

Our stock price may be volatile, and your investment in our stock could decline in value.

Prior to this offering, there has been no public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. The initial public offering price of our common stock will be determined by negotiations between the representatives of the underwriters and us and may not be indicative of future market prices. The following factors will be among those considered in determining the initial public offering price of our common stock:

•	prevailing market conditions;

•	estimates of our business potential and earnings prospects; and

•	an assessment of our management.

If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

We are at risk of securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology companies have experienced greater than average stock price volatility in recent years. If we faced such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Substantial sales of shares may impact the market price of our common stock.

If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, the market price of our common stock may decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We are unable to predict the effect that sales may have on the then prevailing market price of our common stock. After completion of this offering, we will have 23,187,738 outstanding shares of common stock, assuming no exercise of outstanding options after September 30, 2003 and no exercise of the underwriters’ over- allotment option. Of these shares, the 5,000,000 shares sold in this offering will be freely tradable without restriction or further regulation, other than shares purchased by our officers, directors or other “affiliates” within the meaning of Rule 144 under the Securities Act of 1933. The remaining 18,187,738 shares of common stock held by existing stockholders, including shares of common stock issuable upon the exercise of warrants prior to the closing of this offering, may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration. These shares will become eligible for public resale at various times over a period of less than one year following the completion of this offering, subject to volume limitations and certain restrictions on sales by affiliates.

We, our officers and directors and      of our current stockholders, have agreed not to sell or offer to sell or otherwise dispose of any shares of common stock held by us or them for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated which may release any or all of the shares subject to lock-up agreements at any time without notice. We further expect to file a registration statement covering shares of common stock issuable upon exercise of options and other grants pursuant to our stock plans. In addition, the holders of 17,298,945 shares of common stock including shares of common stock issuable upon the exercise of warrants prior to closing of the offering are entitled to registration rights.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including particularly in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “continue” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” “will,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. You should be aware that the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933 do not exempt from liability any forward-looking statements that we make in connection with this offering.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 5,000,000 shares of common stock in this offering will be approximately $68.1 million, based on an assumed initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $78.5 million. As of September 30, 2003, we had existing cash, cash equivalents and short term investments of $44.4 million.

We expect to use the net proceeds of this offering, and our existing cash, cash equivalents and short-term investments as follows:

•	Approximately $45 million for launch and post-launch sales and marketing activities for rhIGF-1 for Severe Pediatric IGFD;

•	Approximately $35 million for late-stage clinical trials of rhIGF-1 for additional indications;

•	Approximately $12 million for transfer and validation of the rhIGF-1 manufacturing process; and

•	Approximately $20 million for general corporate purposes, including the possible acquisition of new products or product candidates.

We have no present understandings, commitments or agreements with respect to any acquisitions, investments or joint ventures and no portion of the net proceeds has been allocated for any specific acquisition.

We will retain broad discretion over the use of the net proceeds of this offering. The amount and timing of our actual expenditures may vary significantly depending on numerous factors, such as the progress of our product development and commercialization efforts and the amount of cash used by our operations.

We believe that the net proceeds of this offering, and existing cash and cash equivalents will be sufficient to meet our capital requirements through at least the end of 2005. Pending the use of the net proceeds, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

CAPITALIZATION

The following table sets forth our liability for early exercise of stock options, and capitalization as of September 30, 2003. Our capitalization is presented:

•	on an actual basis; and

•	on an as adjusted basis, reflecting the conversion of all of our preferred stock into an aggregate of 15,257,308 shares of common stock immediately prior to the closing of this offering, the inclusion of 758,825 shares of restricted common stock issued upon the early exercise of stock options and the sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the sections of this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our financial statements and related notes.

	September 30, 2003
	Actual	As Adjusted
	(unaudited) (in thousands, except share data)

Liability for early exercise of stock options	$514	$—

Convertible preferred stock, $0.001 par value, 15,297,316 shares authorized, 15,257,308 shares issued and outstanding, actual; 0 shares authorized, issued and outstanding, as adjusted	68,476	—

Stockholders’ equity (deficit):
Preferred Stock, $0.001 par value, 0 shares authorized, issued and outstanding, actual; 5,000,000 shares authorized, 0 shares issued and outstanding, as adjusted	—	—
Common stock, $0.001 par value, 20,500,000 authorized, 1,985,355 shares issued and outstanding, actual; 100,000,000 authorized, 23,001,488 shares issued and outstanding, as adjusted	2	23
Additional paid-in capital	51,221	188,240
Deferred stock compensation	(6,408)	(6,408)
Accumulated other comprehensive (loss)	(10)	(10)
Deficit accumulated during the development stage	(69,601)	(69,601)

Total stockholders’ equity (deficit)	(24,796)	112,244

Total capitalization	$44,194	$112,244

The actual number of shares of common stock shown as issued and outstanding in the table above excludes:

•	541,344 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $0.70 per share as of September 30, 2003;

•	146,250 shares of common stock issuable upon the exercise of warrants outstanding at an exercise price of $0.40 per share as of September 30, 2003;

•	40,000 shares of common stock issuable upon the exercise of warrants outstanding at an exercise price of $4.00 per share as of September 30, 2003; and

•	2,848,213 shares of common stock reserved for future issuance under our employee stock option plans and employee stock purchase plan at September 30, 2003. Our stock plans contain provisions that automatically increase their share reserves on the first day of each year, beginning January 1, 2005, as more fully described in “Management—Employee Benefit Plans.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share. Our pro forma net tangible book value as of September 30, 2003 was approximately $44.2 million, or approximately $2.45 per share. Pro forma net tangible book value per share represents our total tangible assets less total liabilities divided by the pro forma total number of shares of common stock outstanding including shares of common stock issued upon the early exercise of stock options and the automatic conversion of all shares of our outstanding preferred stock. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the closing of this offering.

After giving effect to the sale of the shares of common stock at an assumed initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2003 would have been approximately $112.2 million, or $4.88 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $2.43 per share to existing stockholders and an immediate dilution of $10.12 per share to new investors purchasing shares of common stock in this offering at the initial offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$15.00
Pro forma net tangible book value per share as of September 30, 2003	$2.45
Increase per share attributable to new investors	2.43

Pro forma net tangible book value per share after this offering		4.88

Dilution per share to new investors		$10.12

The following table summarizes as of September 30, 2003, on the pro forma basis described above, the number of shares of our common stock purchased from us, the total cash consideration paid to us, and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering. The table assumes an initial public offering price of $15.00 per share before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	18,001,488	78%	$66,382,763	47%	$3.69
New investors	5,000,000	22	75,000,000	53	$15.00

Total	23,001,488	100%	$141,382,763	100%

The above discussion and tables are based on 18,001,488 shares of common stock issued and outstanding as of September 30, 2003 and excludes:

•	541,344 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $0.70 per share as of September 30, 2003;

•	146,250 shares of common stock issuable upon the exercise of warrants outstanding at an exercise price of $0.40 per share as of September 30, 2003;

•	40,000 shares of common stock issuable upon the exercise of warrants outstanding at an exercise price of $4.00 per share as of September 30, 2003;

•	2,848,213 shares of common stock reserved for future issuance under our employee stock option plans and employee stock purchase plan at September 30, 2003. Our stock plans contain provisions that automatically increase their share reserves on the first day of each year, beginning January 1, 2005, as more fully described in “Management—Employee Benefit Plans.”

Assuming the exercise in full of all our outstanding options and warrants, pro forma net tangible book value at September 30, 2003 would be $2.39 per share, representing an immediate increase in pro forma net tangible book value of $2.37 per share to our existing stockholders and an immediate decrease in pro forma net tangible book value of $10.24 per share to purchasers of our common stock in this offering.

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” following this section and our financial statements and related notes included in this prospectus. The selected financial data for the period from October 1, 2000 (inception) through March 31, 2001, for the nine months ended December 31, 2001, for the year ended December 31, 2002 and as of December 31, 2001 and December 31, 2002 are derived from our audited financial statements included in this prospectus. The selected financial data for the nine months ended September 30, 2002 and 2003 and as of September 30, 2003 are derived from our unaudited financial statements included in this prospectus. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results for those periods. The historical results are not necessarily indicative of results to be expected in any future period and the results for the nine months ended September 30, 2003 should not be considered indicative of results expected for the full fiscal year. In October 2001, we changed our fiscal year end from March 31 to December 31.

	Period from October 1, 2000 (inception) through March 31, 2001	Nine months ended December 31, 2001	Year ended December 31, 2002	Nine months ended September 30,		Period from October 1, 2000 (inception) through September 30, 2003
				2002	2003
				(unaudited)		(unaudited)
Statements of Operations Data (in thousands, except share and per share data):
Costs and expenses:
Research and development	$180	$307	$1,974	$1,107	$11,898	$14,359
General and administrative	116	510	1,978	1,309	3,149	5,753
Acquired in-process research and development	—	—	5,071	5,071	1,670	6,741

Total costs and expenses	(296)	(817)	(9,023)	(7,487)	(16,717)	(26,853)
Interest expense	—	—	(106)	(106)	—	(106)
Interest and other income, net	1	9	177	120	200	387

Net loss	(295)	(808)	(8,952)	(7,473)	(16,517)	(26,572)
Deemed dividend related to beneficial conversion features on convertible preferred stock	—	—	—	—	(44,153)	(44,153)

Net loss allocable to common stockholders	$(295)	$(808)	$(8,952)	$(7,473)	$(60,670)	$(70,725)

Basic and diluted net loss per share(1)	$(12.09)	$(0.90)	$(5.76)	$(4.88)	$(34.72)

Shares used in computing basic and diluted net loss per share(1)	24,390	895,183	1,555,258	1,531,138	1,747,463

Pro forma basic and diluted net loss per share(1)			$(1.66)		$(5.59)

Shares used in computing pro forma basic and diluted net loss per share(1)			5,392,342		10,858,906

	March 31, 2001	December 31,		September 30, 2003
		2001	2002
				(unaudited)
Balance Sheet Data (in thousands):
Cash, cash equivalents and short-term investments	$59	$168	$15,871	$44,409
Working capital	36	29	15,707	42,236
Total assets	88	198	16,348	48,174
Total liabilities	30	149	569	4,494
Convertible preferred stock	—	—	24,693	68,476
Deficit accumulated during the development stage	(295)	(1,103)	(8,930)	(69,601)
Total stockholders’ equity (deficit)	58	48	(8,913)	(24,797)

(1)	See Note 3 to the financial statements for information regarding the computation of per share amounts.

MANAGEMENT’S DISCUSSION AND

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and the related footnotes that appear elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

We are a biopharmaceutical company focused on the development of rhIGF-1 for the treatment of short stature, diabetes and other endocrine system disorders. We licensed Genentech’s rights to rhIGF-1 for a broad range of indications, including for short stature worldwide and diabetes in the U.S. We have Phase III clinical data for the use of rhIGF-1 in children with Severe Pediatric IGFD. We intend to complete the transfer and validation of our rhIGF-1 manufacturing process and submit an NDA with the FDA by early 2005 for this indication. We plan to initiate late-stage clinical trials for the use of rhIGF-1 in other indications.

Tercica, Inc. was formed in December 2001 as a Delaware corporation. In March 2002, Tercica, Inc. acquired an immaterial amount of assets, including intellectual property rights, from Tercica Limited, a New Zealand company that had been formed in October 2000. Tercica Limited then made a liquidating distribution to its stockholders in March 2002. Tercica Limited and Tercica, Inc. shared a common business strategy and overlapping stockholders. As such, our financial statements include the activities of Tercica Limited, as the predecessor to Tercica, Inc., from October 1, 2000.

In April 2002, we licensed from Genentech intellectual property to develop and commercialize rhIGF-1 for a broad range of indications, including short stature and diabetes in the United States. In December 2002, we entered into a development and commercial supply contract for the manufacture of bulk rhIGF-1 drug product with Cambrex Baltimore. In July 2003, we signed an international license and collaboration agreement with Genentech obtaining its rights to develop and commercialize rhIGF-1 products outside of the U.S. for all indications other than diseases and conditions of the central nervous system and diabetes.

We have funded our operations since inception through the private placement of equity securities. In 2002, we raised $20.0 million through the sale of shares of our Series A preferred stock. In 2003, we raised $43.8 million through the sale of shares of our Series B preferred stock.

Revenues

We have not generated any operating revenues since our inception and do not expect to generate any revenue from the sale of our lead product candidate, rhIGF-1, until at least 2005.

Research and Development Expenses

Research and development expenses consist primarily of contract manufacturing expenses, payroll and related costs, consulting costs for the analysis of clinical trial results, costs associated with seeking regulatory approval for the marketing of our products, costs for planning our clinical trials and non-cash stock compensation. Our research and development activities are primarily focused on transferring and validating Genentech’s commercial scale manufacturing process to our contract manufacturer and development activities related to Pediatric IGFD. Because we licensed clinical data from Genentech, we did not incur significant development expenses prior to 2002. However, we expect to fund our own development activities and will continue to incur significant costs in the future. Our accrued expenses for manufacturing activities performed by Cambrex Baltimore are based on estimates of time and materials incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and other related costs for personnel in executive, finance, accounting and operational functions and non-cash stock compensation. Other costs include facility costs and professional fees for legal and accounting services.

Critical Accounting Policies

Stock Compensation

We account for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB No. 25, and related interpretations and have adopted the disclosure-only provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. We have elected to continue to follow the intrinsic value method of accounting as prescribed by APB No. 25. The information regarding net loss as required by SFAS No. 123 has been determined as if we had accounted for our employee stock options under the fair value method of that statement. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting.

Stock compensation expense, which is a non-cash charge, results from stock option grants at exercise prices below the estimated fair value of the underlying common stock resulting in our recording stock compensation associated with these grants. Stock compensation expense is amortized over the vesting period of the underlying option, generally four years. From inception through September 30, 2003, we recorded amortization of deferred stock compensation of $479,000. At September 30, 2003, we had a total of $6.4 million remaining to be amortized over the vesting period of the stock options.

The total unamortized deferred stock compensation recorded for all option grants through September 30, 2003 will be amortized as follows: $424,000 during the fourth quarter of 2003; $1.7 million for the year ending December 31, 2004; $1.7 million for the year ending December 31, 2005; and $1.7 million for the year ending December 31, 2006 and $818,000 for the year ending December 31, 2007.

Acquired In-Process Research and Development

Acquired in-process research and development relates to in-licensed technology, intellectual property and know-how surrounding rhIGF-1. The nature of the remaining efforts for completion of research and development activities generally include completion of clinical trials, completion of manufacturing validation, interpretation of clinical and preclinical data and obtaining marketing approval from the FDA and other foreign regulatory bodies, the cost, length and success of which are extremely difficult to determine. Numerous risks and uncertainties exist with timely completion of development projects, including clinical trial results, manufacturing process development results, and ongoing feedback from regulatory authorities, including obtaining marketing approval. In addition, products under development may never be successfully commercialized due to the uncertainties associated with the pricing of new pharmaceuticals, the cost of sales to produce these products in a commercial setting, changes in the reimbursement environment, or the introduction of new competitive products. As a result of the uncertainties noted above, we charge in-licensed intellectual property and licenses for unapproved products to acquired in-process research and development.

Results of Operations

Presented below is a comparison of our results of operations for the nine months ended September 30, 2003 compared to September 30, 2002 and the year ended December 31, 2002 compared to the nine months ended December 31, 2001. In October 2001 we changed our fiscal year end from March 31 to December 31. The results of operations from October 1, 2000 (inception) through March 31, 2001 were not material.

Nine Months Ended September 30, 2003 compared to September 30, 2002

Prior to April 2002, our operations consisted primarily of negotiating our U.S. License and Collaboration Agreement with Genentech and our costs were minimal, largely consisting of staffing and payroll related costs. We expanded our research and development and general and administrative costs activities following the execution of our U.S. license with Genentech.

Research and Development Expenses.    During 2002 our research and development activities were primarily focused on the development project for Pediatric IGFD. During 2003 we continued work on our Pediatric IGFD project and began a second project to transfer our rhIGF-1 manufacturing process to Cambrex Baltimore. Research and development expenses increased to $11.9 million for the nine months ended September 30, 2003 from $1.1 million for the nine months ended September 30, 2002. The increase was primarily due to higher costs of $8.3 million associated with our project to transfer our rhIGF-1 manufacturing process to Cambrex Baltimore. Costs associated with our rhIGF-1 development project for Pediatric IGFD also increased $422,000. Other costs, primarily payroll and related expenses, increased $2.0 million. We expect research and development expenses to increase substantially as we initiate multiple clinical trials and continue the transfer and validation of our rhIGF-1 manufacturing process. We estimate the costs to complete the project to transfer our manufacturing process to Cambrex Baltimore to approximate $12.0 million through December 31, 2004. We estimate the costs to complete our rhIGF-1 development project for Pediatric IGFD to approximate $10 million through December 31, 2006.

We currently have one lead product candidate, rhIGF-1. Due to the significant risks and uncertainties inherent in the manufacturing, clinical development and regulatory approval processes, the cost to complete our development of rhIGF-1 for Pediatric IGFD is not accurately predictable. Results from manufacturing development and clinical trials may not be favorable. Further, data from clinical trials is subject to varying interpretation, and may be deemed insufficient by the regulatory bodies reviewing applications for marketing approvals. As such, our development project for rhIGF-1 is subject to risks and changes that may significantly impact cost projections and timelines.

General and Administrative Expenses.    General and administrative expenses increased to $3.1 million for the nine months ended September 30, 2003 from $1.3 million for the nine months ended September 30, 2002. The increase was primarily attributable to higher payroll and non-cash stock compensation expenses of $1.0 million, consulting and professional fees of $466,000, and office expenses of $342,000. We expect general and administrative expenses to increase substantially as we continue to expand staffing and infrastructure, and initiate our marketing activities.

Acquired In-Process Research and Development.    Acquired in-process research and development expense decreased to $1.7 million for the nine months ended September 30, 2003 from $5.1 million for the nine months ended September 30, 2002. The costs in 2002 resulted from our U.S. License and Collaboration Agreement with Genentech and were comprised of cash and 1,017,666 shares of our Series A preferred stock for total consideration of $5.1 million. In exchange, we received certain preclinical and clinical data, manufacturing technology and know-how, and intellectual property rights to develop and commercialize rhIGF-1. The costs in 2003 resulted from the execution of our International License and Collaboration Agreement with Genentech and were comprised of cash of $1.7 million. This agreement allows us to commercialize rhIGF-1 outside of the United States. We expect to incur significant future costs to develop and commercialize rhIGF-1 for various indications and intend to complete the transfer of our rhIGF-1 manufacturing process and submit an NDA to the FDA by early 2005.

Interest Expense.    Interest expense decreased to $0 for the nine months ended September 30, 2003 from $106,000 for the nine months ended September 30, 2002. The interest expense in 2002 related to the estimated fair value of warrants issued in conjunction with a convertible note we entered into in January 2002.

Interest and Other Income, net.    Interest income increased to $200,000 for the nine months ended September 30, 2003 from $119,000 for the nine months ended September 30, 2002. The increase was due to interest on higher average cash and cash equivalents balances.

Preferred Stock Dividend.    In July 2003, we sold 8,830,646 shares of Series B preferred stock at $5.00 per share, for total cash proceeds of approximately $43.8 million. The difference between the preferred stock sales price and the reassessed value per share of the common stock on the transaction date resulted in a beneficial conversion feature in the amount of $44.2 million. The beneficial conversion feature has been reflected as a preferred stock dividend in the statement of operations for the nine months ended September 30, 2003.

Year Ended December 31, 2002 compared to Nine Months Ended December 31, 2001

In October 2001, we changed our year end from March 31 to December 31. Part of the increase in all expense categories in the year ended December 31, 2002 compared to the nine months ended December 31, 2001, was due to the difference in the duration of the time periods, twelve months for 2002 versus nine months for 2001, and due to the difference in the stages of our development as a company in the respective time periods. Prior to April 2002, our operations consisted primarily of negotiating our U.S. License and Collaboration Agreement with Genentech and our costs were minimal, largely consisting of staffing and payroll related costs. We expanded our research and development and general and administrative activities following the execution of our U.S. license with Genentech.

Acquired In-Process Research and Development.    Acquired in-process research and development expenses increased to $5.1 million for the year ended December 31, 2002 from $0 for the nine months ended December 31, 2001. The costs in 2002 resulted from the execution of our U.S. license with Genentech. We in-licensed certain preclinical and clinical data, manufacturing technology and know-how, and intellectual property rights to develop and commercialize rhIGF-1 in exchange for cash and 1,017,666 shares of our Series A preferred stock for total consideration of $5.1 million. We expect to incur significant future costs to develop and commercialize rhIGF-1 for various indications and intend to complete the transfer of our rhIGF-1 manufacturing process and submit an NDA to the FDA by early 2005. The total amount was expensed in 2002 since there were no alternative future uses for the intellectual property acquired.

Research and Development Expenses.    Research and development expenses increased to $2.0 million for the year ended December 31, 2002 from $307,000 for the nine months ended December 31, 2001. The increase was primarily due to higher costs of $462,000 associated with the project to transfer our rhIGF-1 manufacturing process to Cambrex Baltimore. Costs associated with our rhIGF-1 development project for Pediatric IGFD also increased $454,000. Payroll and related costs increased $751,000.

General and Administrative Expenses.    General and administrative expenses increased to $2.0 million for the year ended December 31, 2002 from $510,000 for the nine months ended December 31, 2001. The increase was primarily attributable to payroll and non-cash stock compensation expenses of $719,000, consulting and professional fees of $428,000, and office expenses of $321,000.

Interest Expense.    Interest expense increased to $106,000 for the year ended December 31, 2002 from $0 for the nine months ended December 31, 2001. The interest in 2002 related to the estimated fair value of warrants issued in conjunction with a convertible note we entered into in January 2002.

Interest and Other Income, net.    Interest income, net increased to $177,000 for the year ended December 31, 2002 from $9,000 for the nine months ended December 31, 2001. The increase was due to interest on higher average cash and cash equivalents balances.

Liquidity and Capital Resources

We have incurred net losses since inception, and as of September 30, 2003, we had an accumulated deficit of $69.6 million. Through September 30, 2003, we have funded our operations and growth from inception with approximately $65.9 million in private equity financings.

Cash, cash equivalents and short term investments increased to $44.4 million at September 30, 2003 from $15.9 million at December 31, 2002 primarily due to net proceeds from the issuance of Series B preferred stock of $43.8 million and proceeds from issuance of common stock associated with the early exercise of employee stock options of $511,000, partially offset by cash used to fund operations of $13.9 million and purchases of property and equipment of $1.6 million.

Contractual Obligations and Commercial Commitments

Our contractual obligations as of September 30, 2003 were as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitments	$564,953	$451,963	$112,991	$—	$—

Our commitments for operating leases relate to two subleases and one lease for real estate covering our present facility. The real estate subleases and lease expire in December 2004.

The contractual summary above reflects only payment obligations that are fixed and determinable. We also have contractual payment obligations, the timing of which are contingent on future events. Under our license agreements with Genentech, payments of up to $1.5 million in total would be due if milestones relating to the initial product approvals of rhIGF-1 for Severe Pediatric IGFD in the U.S. and Europe are achieved. Additional milestone payments would be due for subsequent indication approvals, in both the U.S. and Europe. Under our agreement with Cambrex Baltimore, we are obligated to reimburse Cambrex Baltimore on a time and materials basis in connection with the transfer and validation of our rhIGF-1 manufacturing process. As of September 30, 2003, we estimate that the cost to complete the transfer and validation of the manufacturing process, will be approximately $12.0 million over the next 15 months.

Operating Capital and Capital Expenditure Requirements

We believe that our cash, cash equivalents and short-term investments as of September 30, 2003 of $44.4 million, together with the net proceeds from this offering, will be sufficient to meet our projected operating requirements at least through 2005. Currently, we plan to make significant expenditures to transfer and establish our rhIGF-1 manufacturing process at Cambrex Baltimore and support our clinical trial activities. Our future capital needs and the adequacy of our available funds will depend on many factors, including:

•	the transfer and validation of our rhIGF-1 manufacturing process at Cambrex Baltimore;

•	the rate of progress and cost of our future clinical trials and other research and development activities;

•	the costs and timing of domestic and international regulatory approvals for rhIGF-1;

•	the pace of expansion of administrative expenses;

•	the status of competing products; and

•	our ability to market and sell rhIGF-1.

Our capital requirements may increase in future periods. As a result, we may require and attempt to raise additional funds through equity or debt financings, collaborative arrangements with corporate partners or from other sources. We have no commitments for any additional financings and additional funding may not be available to finance our operations when needed or on acceptable terms. Additional funding may also result in dilution to our stockholders.

Recent Accounting Pronouncements

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Previous guidance, provided under Emerging Issues Task Force, or EITF, No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring), required an exit cost liability be recognized at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated by a company after December 31, 2002. We adopted SFAS No. 146 as of January 1, 2003. The adoption of SFAS No. 146 did not have a material impact on our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial statements.

In January 2003, the FASB issued Financial Interpretation, or FIN No. 46, Consolidation of Variable Interest Entities. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively dispense risks among parties involved. It explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. This interpretation applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We do not expect the adoption of FIN No. 46 to have a material impact on our financial position or results of operations.

Qualitative and Quantitative Disclosures About Market Risk

The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds and corporate debt securities. Our cash and cash equivalents through September 30, 2003 included liquid money market accounts. Our short-term investments included readily marketable debt securities. Due to the short-term nature of these instruments, a 1% movement in market interest rates would not have a significant impact on the total value of our portfolio as of September 30, 2003.

BUSINESS

Overview

We are a biopharmaceutical company focused on the development and commercialization of rhIGF-1 for the treatment of short stature, diabetes and other endocrine system disorders. The endocrine system regulates metabolism through the use of hormones, including IGF-1. IGF-1 is a naturally occurring hormone that is necessary for normal human growth and metabolism. A deficiency of IGF-1 can result in short stature, which is characterized by children being shorter than approximately 97.5% of normal children, and can lead, in children and adults, to a range of other metabolic disorders. These metabolic disorders can include lipid abnormalities, decreased bone density, obesity and insulin resistance. We licensed Genentech’s rights to develop, manufacture and commercialize rhIGF-1 for a broad range of indications, including for short stature worldwide and diabetes in the U.S. We have Phase III clinical trial data for rhIGF-1 for our first short stature indication, Severe Pediatric IGFD. We intend to submit an NDA to the FDA by early 2005 after completing the transfer and validation of our rhIGF-1 manufacturing process to our contract manufacturer.

The cellular production of IGF-1 is regulated by growth hormone. Growth hormone deficiency, or GHD, leads to inadequate IGF-1 production which results in short stature in children. Growth hormone replacement therapy, which increases IGF-1 levels, can often be used to successfully treat GHD. However, we believe many individuals have normal growth hormone secretion, but because their cells do not respond normally to growth hormone, they are IGF-1 deficient and suffer from short stature. Individuals with this condition, which we refer to as IGFD, are candidates for rhIGF-1 replacement therapy. Our product candidate, rhIGF-1, is identical to naturally occurring human IGF-1, and we believe it performs the same functions in the body.

We have Phase III clinical trial results from the treatment of 65 children with Severe Pediatric IGFD with rhIGF-1 replacement therapy for an average of 3.5 years, with some patients being treated for as many as 10 years. None of the 65 patients discontinued rhIGF-1 treatment due to safety concerns. Of these children, 48 have completed at least one year of rhIGF-1 replacement therapy, which is the generally accepted length of time required to adequately measure growth responses to drug therapy. A statistically significant increase in average growth rate from 2.6 cm per year prior to treatment to 8.0 cm per year after the first year of rhIGF-1 treatment was demonstrated in these patients (p<0.0001). Compared to pre-treatment growth rates, statistically significant increases were also observed during each of the next 5 years of rhIGF-1 treatment (p<0.001). We believe the magnitude of these increases in growth rate were clinically meaningful and comparable to those observed in clinical trials of approved growth hormone treatments. Statistically significant increases in Height SDS were also observed during each of the first 6 years of rhIGF-1 treatment (p<0.0001).

We have had recent discussions with the FDA regarding the use of rhIGF-1 in Severe Pediatric IGFD. We believe that our clinical data supports the submission of an NDA for long-term rhIGF-1 replacement therapy in Severe Pediatric IGFD. We are currently planning a 250-patient Phase III rhIGF-1 clinical trial in children with Pediatric IGFD, which includes children with a less severe form of IGFD, and plan to initiate additional late stage clinical trials for other indications.

We are currently transferring Genentech’s proprietary, high yield, commercial scale manufacturing process to our contract manufacturer. After the transfer has been completed and the manufacturing process has been validated, we intend to submit an NDA for Severe Pediatric IGFD in early 2005.

Approximately one million children in the U.S. have short stature and we believe that there are an equal number of children with short stature in Western Europe. We believe that approximately 60,000 children in the U.S. and Western Europe have Pediatric IGFD and may be successfully treated with rhIGF-1 replacement therapy. This represents an approximate $1.0 billion annual market opportunity. We believe that Severe Pediatric IGFD constitutes approximately 20%, or 12,000, of the total population with Pediatric IGFD and represents an approximate $200 million annual market opportunity in the U.S. and Western Europe.

Scientific Background

Role of IGF-1 in Growth and Metabolism

IGF-1 is a seventy amino acid protein that must be present in tissues for normal growth and metabolism in humans. IGF-1 is normally produced as a result of a hormonal cascade beginning with the secretion of growth hormone by the pituitary gland. Growth hormone binds to a growth hormone receptor on a cell which initiates an intracellular process, known as intracellular signaling, that produces IGF-1. IGF-1 is released into the blood, and in the tissues stimulates cartilage and bone growth.

There are endocrine systems disorders, including the failure of the pituitary gland to produce growth hormone, defective or nonexistent cell receptors that do not bind with growth hormone or defects in the cell’s growth hormone intracellular signaling, that can inhibit the production of IGF-1. Insufficient blood levels of either IGF-1 or growth hormone in childhood result in short stature. Since the 1950s, children with low levels of growth hormone and resulting short stature have been given replacement growth hormone therapy, resulting in IGF-1 production and subsequent growth. However, there are children with short stature who, despite normal levels of growth hormone, have low levels of IGF-1. These children are IGF-1 deficient usually because of abnormalities in either their growth hormone receptors or in their growth hormone signaling pathways.

As children with IGFD become adults, they continue to suffer from the effects of IGF-1 deficiency. Since the growth plates in the long bones fuse and additional cartilage and bone growth can no longer occur after puberty, rhIGF-1 replacement therapy does not cause growth in adults. However, low levels of IGF-1 are also frequently associated with other metabolic disorders, including lipid abnormalities, decreased bone density, obesity, insulin resistance, decreased cardiac performance and decreased muscle mass. These disorders typically become increasingly apparent after a prolonged period of IGF-1 deficiency, as occurs in adulthood. We refer to this disorder as Adult IGFD.

Role of IGF-1 in Glucose Metabolism

IGF-1 and insulin receptors have similar intracellular signaling pathways and overlapping metabolic effects. The clinical trial data we acquired from Genentech demonstrate that the use of rhIGF-1 significantly improved blood glucose control and insulin sensitivity in type 2 diabetic patients. We believe that rhIGF-1 may be useful in treating diabetic patients who are resistant to the effects of insulin.

Indications

We intend to develop and commercialize rhIGF-1 to treat the following indications:

rhIGF-1 Indication	Status	Geography
Severe Pediatric IGFD	Phase III completed; NDA planned for early 2005	Worldwide

Pediatric IGFD	Phase III trial planned for late 2004	Worldwide

Adult IGFD	Phase II trial planned for early 2005	Worldwide

Type A diabetes	Phase II trial planned for late 2004	U.S.

Type 2 diabetes with Severe Insulin Resistance	Phase II trial planned for early 2005	U.S.

Short Stature

Approximately one million children in the U.S. have short stature. Short stature is caused by a deficiency of IGF-1 or growth hormone, or other abnormalities such as genetic defects not associated with a deficiency of either hormone. Physicians use a height standard deviation score, or Height SDS, to indicate how many standard deviations a person’s height is from the average height of the normal population of a similar age and gender. The American Academy of Pediatrics and the American Academy of Clinical Endocrinology define short stature as a height that is more than two standard deviations below the average population height. Children with short stature are shorter than approximately 97.5% of children of a similar age and gender and typically attain final adult heights of no more than approximately 5’4” for boys and 4’11” for girls. Similarly, in evaluating IGF-1 deficiency, physicians can use an IGF-1 standard deviation score, or IGF-1 SDS, to indicate how many standard deviations a person’s IGF-1 level is from the average level of the population of a similar age and gender.

Approximately 360,000 children in the U.S. are currently referred to pediatric endocrinologists for evaluation of possible short stature. Of these children, we believe approximately 30,000 in the U.S. and an equal number in Western Europe, for a total of 60,000 children, suffer from Pediatric IGFD, representing a market potential of approximately $1.0 billion annually.

Severe Pediatric IGFD.    For our first indication, we have defined children who have a Height SDS of minus three or less, with an IGF-1 SDS of at least minus three or less and normal growth hormone levels as having Severe Pediatric IGFD. These children do not respond or respond poorly to growth hormone therapy. There is no other treatment approved for this indication. As a result, we believe rhIGF-1 will qualify for the FDA’s fast track program and may receive priority review status. Untreated, children with Severe Pediatric IGFD typically attain final adult heights of no more than approximately 5’1” for boys and 4’9 1/2” for girls. We estimate that approximately 12,000 children in the U.S. and Western Europe are afflicted by Severe Pediatric IGFD. We believe that Severe Pediatric IGFD represents up to an approximate $200 million annual market opportunity in the U.S. and Western Europe.

We have Phase III results from the treatment of 65 children with Severe Pediatric IGFD with rhIGF-1 replacement therapy for an average of 3.5 years, with some patients being treated for as many as 10 years. Long-term Phase III clinical growth trials are generally not placebo-controlled due to ethical considerations. None of the 65 patients discontinued rhIGF-1 treatment due to safety concerns. Some patients experienced hypoglycemia, or low blood glucose levels, or enlargement of the tonsils. Minor temporary hearing deficits were also noted in some patients.

Of these children, 48 have completed at least one year of rhIGF-1 replacement therapy, which is the generally accepted length of time required to adequately measure growth responses to drug therapy. A statistically significant increase in average growth rate from 2.6 cm per year prior to treatment to 8.0 cm per year after the first year of rhIGF-1 treatment was demonstrated in these patients (p<0.0001). A p-value of less than 0.0001 means that the probability that this result occurred by chance was less than 1 in 10,000. A probability of 5 in 100 or less, or p<0.05, is considered to be statistically significant. Compared to pre-treatment growth rates, statistically significant increases were also observed during each of the next 5 years of rhIGF-1 treatment (p<0.001). We believe the magnitude of these increases in growth rate were clinically meaningful and comparable to those observed in clinical trials of other approved growth hormone treatments. Statistically significant increases in Height SDS were also observed during each of the first 6 years of rhIGF-1 treatment (p<0.0001).

We have had recent discussions with the FDA regarding the use of rhIGF-1 in Severe Pediatric IGFD. We believe that our clinical data supports the submission of an NDA for long-term rhIGF-1 replacement therapy in this indication. We intend to submit our NDA by early 2005 and, if we receive approval, launch the product with our own sales force in the U.S. After we submit our NDA, we intend to submit a Marketing Authorization Application with the European Medicines Evaluation Agency for Severe Pediatric IGFD.

Children with Pediatric IGFD.    Although our first indication is for Severe Pediatric IGFD, we intend to evaluate the use of rhIGF-1 for the treatment of all children with Pediatric IGFD. Children with Pediatric IGFD suffer from the same hormonal deficiency as those with Severe Pediatric IGFD, but have a Height SDS and IGF-1 SDS of less than minus two as well as normal growth hormone levels. Untreated, children with Pediatric IGFD typically attain final adult heights of no more than approximately 5’4” for boys and 4’11” for girls.

Excluding children with Severe Pediatric IGFD, we believe that approximately 48,000 children in the U.S. and Western Europe suffer from Pediatric IGFD, representing a market potential of approximately $800 million annually.

We are currently planning a 250-patient Phase III clinical trial in Pediatric IGFD, which is intended to serve as the basis for a supplemental NDA filing for this indication. We plan to conduct this study in the U.S. and Western Europe. The principal purpose of this clinical trial is to ensure safety in the broader population and to evaluate the safety and efficacy of various doses of rhIGF-1 for patients with Pediatric IGFD. We plan to initiate enrollment in this trial in late 2004, and currently expect to receive results in late 2006.

Adult IGFD.    Adult IGFD is typically characterized by life-long IGF-1 deficiency. This disorder, as we have defined it, is similar to Pediatric IGFD and is associated with a Height SDS of less than minus two, IGF-1 SDS of less than minus two and normal growth hormone levels. Adult IGFD patients may have decreased cardiac performance, impaired exercise performance, decreased muscle mass, decreased bone density, obesity and abnormalities of carbohydrate and lipid metabolism. Replacement therapy with rhIGF-1 may have beneficial effects with respect to these metabolic abnormalities. We believe that at least 120,000 people in the U.S. and Western Europe suffer from Adult IGFD. This market does not include adults who become IGF-1 deficient as a result of other disorders, including anorexia nervosa, malabsorption and liver disease, which could represent additional opportunities that we may study in the future.

We currently intend to initiate a Phase II clinical trial for the use of rhIGF-1 in Adult IGFD in early 2005. We intend to study the effect of rhIGF-1 on certain metabolic parameters such as muscle mass, bone density, body fat and carbohydrate and lipid metabolism.

Diabetes

Diabetes is characterized by the body’s inability to metabolize sugar, which results in high glucose concentrations in the blood. In the U.S., approximately 12 million people have been diagnosed with diabetes. Diabetes includes type 1, type 2, and type A diabetes. Type 1 diabetes occurs when the pancreas is unable to produce insulin, leading to insulin deficiency. Type 2 diabetes occurs when cells are insulin resistant as a result of defects in the insulin receptor or insulin intracellular signaling. We refer to people with type 2 diabetes who do not respond adequately to currently available therapies, including maximum doses of oral hypoglycemic agents and insulin doses of 200 units per day or more, as having “Severe Insulin Resistance.” Type A diabetes occurs when the insulin receptors on cells are non-functional or intracellular insulin signaling is abnormal, resulting in extreme insulin resistance characterized by poor blood glucose control despite the use of hundreds to thousands of units of insulin per day. People with poor control of blood glucose have been shown to suffer from severe long term complications of diabetes, including eye, cardiovascular and kidney disease.

Genentech originally developed rhIGF-1 as a potential treatment for people with a broad range of type 2 diabetes. In four Phase II clinical trials using rhIGF-1 in over 700 type 2 diabetic patients, long-term glucose control was improved, as indicated by statistically significant improvements of approximately 1% to 2% in glycated hemoglobin, which is an indicator of an individual’s average blood glucose concentrations over a three to four month period. Improvements of approximately 0.5% in glycated hemoglobin are frequently considered clinically significant. However, during the course of these clinical trials, potential concerns were raised that long term use of rhIGF-1 in diabetic patients might lead to an increased incidence and/or severity of diabetic retinopathy. As a result of the scope and extended timeframe of the clinical trials necessary to address this concern, Genentech discontinued development of rhIGF-1 for treatment of type 2 diabetes.

We intend to develop rhIGF-1 as a treatment for type A diabetics and for type 2 diabetics with Severe Insulin Resistance. Currently available therapies do not effectively manage these types of diabetes. If rhIGF-1 treatment is effective in these patients, we believe that the overall benefit from better blood glucose control will outweigh the concern that rhIGF-1 treatment may be associated with an increased incidence and/or severity of diabetic retinopathy. We intend to closely monitor patients in our clinical trials for the development of this condition.

Type A Diabetes.    We estimate that in the U.S. approximately 2,000 to 4,000 people suffer from type A diabetes. People with type A diabetes often have very poorly controlled blood glucose levels, despite large doses of insulin. These patients, as they reach adulthood, frequently suffer from severe complications of diabetes, including retinopathy, stroke, heart disease and kidney failure. Type A diabetes patients treated with rhIGF-1 in clinical studies conducted by academic investigators have shown significant improvements in blood glucose control. We currently intend to initiate a Phase II clinical trial for this indication in late 2004.

Type 2 Diabetes with Severe Insulin Resistance.    We estimate that in the U.S. approximately 800,000 people suffer from type 2 diabetes with Severe Insulin Resistance. Type 2 diabetics with Severe Insulin Resistance do not effectively respond to currently available therapies. These patients have a high risk of developing diabetic complications, including retinopathy, stroke, heart disease and kidney failure. We currently intend to initiate a Phase II clinical trial of rhIGF-1 for the treatment of these patients in early 2005.

Strategy

Our goal is to capitalize on the opportunities presented by rhIGF-1 and to develop and commercialize additional new products for the treatment of endocrine disorders. Key elements of our strategy for achieving these goals include:

Seek FDA approval of rhIGF-1 replacement treatment for Severe Pediatric IGFD.    We intend to submit our NDA for Severe Pediatric IGFD by early 2005. Children with this disorder, who are among the shortest people in the world, have a significant unmet medical need because no effective treatment exists. As a result, we believe our submission will qualify for the FDA’s fast-track program and may receive priority review status. Our clinical data demonstrate a statistically significant improvement in growth rate and Height SDS when these patients were treated with rhIGF-1. We believe that our existing clinical data are sufficient to support the submission of an NDA. We intend to submit our NDA once we complete the transfer and validation of our manufacturing process to our contract manufacturers. We estimate that we will incur costs of approximately $12 million to complete the transfer and validation of our manufacturing process.

Expand the Severe Pediatric IGFD indication to children with Pediatric IGFD.    If we receive FDA approval for Severe Pediatric IGFD, we intend to submit a supplemental NDA to expand the use of rhIGF-1 to encompass children with Pediatric IGFD. This will allow us to leverage our existing preclinical, clinical and manufacturing data from our NDA for Severe Pediatric IGFD. We believe this will expand the market for rhIGF-1 from the approximately 12,000 children with Severe Pediatric IGFD to encompass approximately 60,000 children with Pediatric IGFD in the U.S. and Western Europe. To support a supplemental NDA, we plan to initiate an additional clinical trial in children with less severe forms of Pediatric IGFD in late 2004. We estimate that we will incur costs of approximately $10 million to complete this trial.

Develop rhIGF-1 for additional indications.    We intend to develop rhIGF-1 for those indications where preclinical or clinical data show promise as a potential treatment. These indications include type A diabetes and type 2 diabetes with Severe Insulin Resistance. We also believe there is strong scientific and clinical rationale for the treatment of Adult IGFD with rhIGF-1. We anticipate that the risks and time required to obtain FDA approval of rhIGF-1 for new disease indications may be reduced once rhIGF-1 is approved for our initial indication. We also believe that some indications may qualify for the FDA’s fast track program and may receive priority review status. We estimate that we will incur costs of at least $35 million for late-stage clinical trials of rhIGF-1 for additional indications.

Establish a U.S. sales and marketing organization.    We intend to develop a sales and marketing force to target the approximately 400 active U.S.-based pediatric endocrinologists who treat children with short stature. Because these pediatric endocrinologists are primarily hospital-based and concentrated in major metropolitan areas, we believe that a focused marketing organization and specialized sales force can effectively serve them. In addition, we intend to conduct continuing medical education programs, medical symposia, and regional speaker programs aimed at establishing awareness of rhIGF-1 in the physician community. We also intend to conduct post-marketing studies and establish a patient registry to provide further data on the safety and efficacy of rhIGF-1. We recently acquired certain international rights to rhIGF-1 from Genentech and are evaluating our international commercialization strategy. We estimate that we will incur costs of at least $45 million to establish a U.S. sales and marketing organization and for launch and post-launch sales and marketing activities for rhIGF-1.

Broaden endocrinology portfolio based on our expertise.    We intend to pursue the development and commercialization of additional products for the treatment of significant unmet medical needs, principally endocrine disorders. We have an opportunistic approach to in-licensing products and product candidates. We generally seek to in-license products that are currently on the market that may benefit from our expertise, or product candidates which are in late-stage clinical trials. We believe our scientific expertise in endocrinology may make us an attractive licensee. We actively maintain ongoing discussions with academic research institutions and other companies regarding preclinical and clinical development projects in the endocrinology area.

Genentech Relationship

Genentech License Agreements

We entered into a U.S. License and Collaboration Agreement with Genentech in April 2002, which was amended in July 2003. In addition, we entered into an International License and Collaboration Agreement with Genentech in July 2003, which expands certain of the rights granted to us under the U.S. agreement to the remaining territories of the world outside of the U.S. Under these agreements, we have certain rights and licenses to Genentech’s intellectual property and technology to research, develop, modify, enhance, improve, use, manufacture and market rhIGF-1, alone or in combination with IGF binding protein-3, which we refer to in this document as IGFBP3, for a broad range of indications. Indications not covered by our license include diseases and conditions of the central nervous system.

Under both the U.S. and International License and Collaboration Agreements with Genentech, Genentech agreed to transfer its preclinical and clinical data related to rhIGF-1 to us. This includes data resulting from extensive animal testing as well as Phase I, Phase II and Phase III clinical trials. In addition, under these agreements Genentech agreed to transfer its manufacturing technology and know-how to us. In consideration, we paid Genentech $5.1 million in cash and Series A preferred stock upon execution of the U.S. License and Collaboration Agreement. We paid Genentech $1.7 million upon execution of the International License and Collaboration Agreement. We also agreed to pay to Genentech royalties on the sales of rhIGF-1 products and certain one-time payments upon the occurrence of specified milestone events, such as attaining rhIGF-1 indication approvals and aggregate sales levels. In addition to the amounts already paid to Genentech, if we achieve all of the additional milestones for rhIGF-1 under the U.S. and International License and Collaboration Agreements, we will owe Genentech up to an aggregate of approximately $34 million. If we develop rhIGF-1 in combination with IGF binding protein-3, we would be subject to these same milestone events and, upon achievement of all of the milestones, would owe Genentech up to an additional aggregate of approximately $32.5 million. Both agreements require us to fulfill certain obligations to maintain our licenses. These obligations include a requirement to use reasonable business efforts to develop and obtain approval for the products we have been licensed, and in particular, require us to use reasonable business efforts to file for regulatory approvals with the FDA and an equivalent authority in either the European Union or Japan for growth hormone insensitivity syndrome, which we believe is substantially equivalent to Severe Pediatric IGFD, within certain timelines. In the U.S., we also are required to use the same efforts to file for regulatory approval with the FDA for diabetes. If we fail to use reasonable business efforts to meet our obligations under either agreement, Genentech may terminate that agreement and we would have no further rights to utilize the technology and intellectual property covered by that agreement to develop, manufacture and commercialize rhIGF-1 for any indications. This may prevent us from continuing our business.

Under the U.S. License and Collaboration Agreement, Genentech has exclusively licensed to us its right to develop and commercialize rhIGF-1 products in the U.S. for all indications other than diseases and conditions of the central nervous system. Genentech has a right, which we refer to as the Opt-In Right, to elect, within a limited period of time following an NDA-enabling clinical trial, to participate jointly with us in the development and commercialization of rhIGF-1 products we develop for diabetes indications and for all non-orphan indications. Orphan indications are generally diseases or conditions that affect fewer than 200,000 individuals in the U.S. If Genentech elects to exercise its Opt-In Right for a particular indication, Genentech will pay us more than 50% of the past development costs associated with that indication, which would have a one-time positive impact on our operating results. In addition, after Genentech exercises its Opt-In Right for a particular indication, we would share with Genentech the ongoing net operating losses and profits resulting from the joint development and commercialization effort for that indication. Pursuant to this arrangement, we would fund less than 50% of such operating losses and we would receive less than 50% of any profits. In addition, if we elect to discontinue the development of rhIGF-1 products for diabetes or a substitute indication selected by us, Genentech has the right to assume that development. In such event, our rights under the agreement for such indications would terminate and Genentech would be granted a non-exclusive license under our rhIGF-1 intellectual property and technology to manufacture, use and sell rhIGF-1 products for diabetes, or if applicable the substitute indication, subject to an obligation to pay us milestone payments and/or royalties on sales of these products to be negotiated by Genentech and us in good faith.

Under the International License and Collaboration Agreement, Genentech has exclusively licensed to us its right to develop and commercialize rhIGF-1 products outside of the U.S. for all indications other than diseases and conditions of the central nervous system and diabetes. We will need additional intellectual property from other third parties to commercialize rhIGF-1 for type A diabetes and we may need additional intellectual property from other third parties to commercialize rhIGF-1 for type 2 diabetes with Severe Insulin Resistance. Unlike the U.S agreement, Genentech does not have the right to participate in any of our development or commercialization efforts for rhIGF-1 products outside of the U.S.

Upon an uncured material breach of either the U.S. or International License and Collaboration Agreement, the non-breaching party may terminate the agreement. We also have the right to terminate either agreement at our sole discretion upon 60 days’ prior written notice to Genentech. If Genentech terminates either agreement because of our material breach, or if we terminate either agreement for any reason other than a material breach by Genentech, the rights and licenses granted to us under the respective agreement would terminate. In such event, Genentech would be granted a non-exclusive license under our rhIGF-1 intellectual property and technology to manufacture, use and sell rhIGF-1 products, subject to an obligation to pay us royalties on sales of these products to be negotiated by Genentech and us in good faith.

Joint Steering Committee

We and Genentech have established a joint steering committee to oversee the development and commercialization of rhIGF-1. Through this committee, we are able to leverage the expertise and resources of Genentech for our product development. The joint steering committee is composed of three representatives from each of Genentech and Tercica who have expertise in the fields of manufacturing, marketing and drug development. The development plan, commercialization plan and associated budgets for rhIGF-1 are required to be approved by this committee.

With respect to those indications in the U.S. for which Genentech does not have an Opt-In Right or for which Genentech has not exercised its Opt-In Right to jointly develop and commercialize rhIGF-1, we have the final decision on disputes relating to development and commercialization of rhIGF-1 for such indications. With respect to those indications in the U.S. for which Genentech has exercised its Opt-In Right, or for which its Opt-In Right has not expired or been waived by Genentech, Genentech has the final decision on disputes relating to development and commercialization of rhIGF-1 for such indication.

Other Relationships with Genentech

Genentech agreed, in its license agreements, to transfer to us the manufacturing and technology know-how related to the commercial manufacture of rhIGF-1. Genentech has agreed to facilitate this technology transfer.

Genentech owns 1,017,666 shares of our Series A preferred stock, and, after the closing of this offering, will own 1,017,666 shares of our common stock. Genentech acquired these shares of Series A preferred stock in connection with the execution of the U.S. License and Collaboration Agreement.

Manufacturing

Our U.S. License and Collaboration Agreement with Genentech provides us with rights and access to Genentech’s existing manufacturing technology and documentation associated with Genentech’s manufacture and testing of rhIGF-1. This includes production cell banks, production batch records, development reports, analytical methods and regulatory documents describing improvements and changes to the production process. Genentech developed a proprietary large-scale manufacturing process for fermentation and purification utilizing an E. coli fermentation process. We currently are in the process of establishing at our current contract manufacturer, Cambrex Baltimore, this process for the manufacture of rhIGF-1 in substantially the same manner as produced by Genentech.

We have entered into a development and commercial supply agreement with Cambrex Baltimore for the manufacture and supply of rhIGF-1. This agreement terminates in December 2008. Under this agreement, Cambrex Baltimore is obligated to provide us with up to 24 kilograms of rhIGF-1 drug substance per year, subject to the establishment and validation of the manufacturing process for rhIGF-1. We currently believe that this quantity will be sufficient to supply our expected requirements through at least 2008. We have executed a Quality Agreement with Cambrex Baltimore in order to assure that we maintain product quality, compliance with current good manufacturing practices and oversight over all critical aspects of rhIGF-1 production, testing and release.

In December 2002, we began to transfer the manufacturing technology that we obtained from Genentech to Cambrex Baltimore to establish the process for rhIGF-1 fermentation and purification. We have completed small-scale development runs and are initiating our process on a larger scale. Genentech is assisting us with the technology transfer to Cambrex Baltimore to enable our large-scale production of rhIGF-1. If our transfer and validation to Cambrex Baltimore is delayed, approval of our NDA will also be delayed.

In order to obtain FDA approval of our rhIGF-1, we are required to conduct a comprehensive assessment program to demonstrate structural and functional comparability between the Genentech and Tercica rhIGF-1 products. Prior to initiating this assessment program, we intend to prepare a comparability plan for discussion with the FDA. We currently believe that this plan will be executed in 2004 during the manufacturing and testing of the conformance lots for rhIGF-1. We believe that this assessment program will be sufficient for the FDA to assess whether the manufacturing changes have affected the final product safety, identity, purity or potency of the rhIGF-1 used in the existing clinical studies. If we fail to establish comparability of our rhIGF-1, FDA approval will be delayed while we conduct additional clinical trials.

Our comparability assessment will require the evaluation of a number of technical parameters, such as the impurity profile and stability. We believe, based on our understanding of rhIGF-1 product development at Genentech, that changes in our manufacturing process are moderate in scope and can be fully supported by the appropriate biochemical evaluations. We do not anticipate that these changes will affect the safety or efficacy of the product.

We believe that there is an increasing acceptance by the FDA and European Medicines Evaluation Agency of a comparability-based assessment without the need to repeat clinical studies, if appropriate analytical methods are available to fully characterize the product. There can be no assurance, however, that such regulatory bodies will permit us to proceed with our marketing applications based solely on comparability-based laboratory assessments. There are a number of regulatory agency guidelines providing guidance to the industry on the demonstration of comparability for human therapeutic products. Specific FDA guidances enable manufacturers to assess changes to manufacturing processes based on the potential impact on final product safety and efficacy, to develop a comparability assessment program appropriate to the molecule, and to verify the impact of the changes.

Sales and Marketing

Our sales and marketing efforts will initially be focused on the market for endocrine growth disorders, targeting the approximately 400 pediatric endocrinologists practicing in the U.S. Pediatric endocrinologists are the physicians who generally treat children with both Severe Pediatric IGFD and Pediatric IGFD, our first two planned indications. In addition, because these pediatric endocrinologists are primarily hospital-based and concentrated in major metropolitan areas, we believe that a focused marketing organization and specialized sales force can effectively serve them. We plan to conduct a variety of programs aimed at establishing awareness of rhIGF-1 in the physician community, in particular as a treatment for Severe Pediatric IGFD and Pediatric IGFD. In addition, we plan to conduct post-marketing studies and establish a patient registry in order to provide further data on the safety and efficacy of our rhIGF-1 after it is approved. These programs will include continuing medical education programs, symposiums, and regional speaker programs. We recently acquired certain international rights to rhIGF-1 from Genentech. We currently intend to market rhIGF-1 in Western Europe through our own sales force. As we develop rhIGF-1 for indications other than Severe Pediatric IGFD and Pediatric IGFD, we will evaluate expanding our sales and marketing efforts as appropriate.

Research and Development

Our capabilities are principally in developing and commercializing late-stage products. We do not conduct any of our own preclinical laboratory research. However, we actively maintain ongoing discussions with academic research institutions and other companies regarding both IGF-1 and non-IGF-1 related projects in endocrinology. Our lead product, rhIGF-1, is a late-stage product, and we intend to develop other potential indications for rhIGF-1. We will be conducting advanced Phase II and Phase III clinical trials, for which we may contract with third parties for support. Our research and development expenses were $11.9 million for the nine months ended September 30, 2003, $2.0 million for the year ended December 31, 2002, $307,000 for the nine months ended December 31, 2001, and $180,000 for the six months ended March 31, 2001.

Patents and Proprietary Rights

Our policy is to enforce our licensed patents to the extent Genentech has granted us such rights, and protect our proprietary technology. We intend to continue to file U.S. and foreign patent applications to protect technology, inventions and improvements that are considered important to the development of our business. There can be no assurance that any of these patent applications will result in the grant of a patent either in the U.S. or elsewhere, or that any patents granted will be valid and enforceable, or will provide a competitive advantage or will afford protection against competitors with similar technologies. Our success could depend, in part, on our ability to obtain additional patents, protect our proprietary rights and operate without infringing third party patents. We will be able to protect our licensed patents or proprietary technologies from unauthorized use by third parties only to the extent that such patents or proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets and such third party does not have any valid defense.

We have licensed from Genentech their intellectual property rights, including patent rights and preclinical and clinical data, and manufacturing know-how, to develop and commercialize rhIGF-1 worldwide for a broad range of indications. Such U.S. patents expire between 2010 and 2020. Our U.S. patent licensed from Genentech that is directed to methods for bacterial expression of rhIGF-1 expires in 2018. We have no equivalent European patent.

There has been increasing litigation in the biopharmaceutical industry with respect to the manufacture and sale of new therapeutic products. The validity and breadth of claims in biotechnology patents may involve complex factual and legal issues for which no consistent policy exists. In particular, the patent protection available for protein-based products, such as rhIGF-1, is highly uncertain and involves issues relating to the scope of protection of claims to gene sequences and the production of their corresponding proteins.

There can be no assurance that our licensed patents will not be successfully circumvented by competitors. In particular, we do not have patent coverage on the rhIGF-1 protein, and we are aware that Chiron Corporation has developed a process to manufacture rhIGF-1 using yeast expression, rather than bacterial expression. In addition, the patent laws of foreign countries differ from those in the U.S. and the degree of protection afforded by foreign patents may be different from the protection offered by U.S. patents.

We cannot be sure that we will be able to obtain a license to any third party technology we may require to conduct our business. In some cases, litigation or other proceedings may be necessary to defend against claims of infringement, to enforce patents licensed to us, to protect our know-how or other intellectual property rights or to determine the scope and validity of the proprietary rights of third parties. Any potential litigation could result in substantial cost to us and diversion of our resources. We cannot be sure that any of our licensed patents will ultimately be held valid. An adverse outcome in any litigation or proceeding could subject us to significant liability.

We generally enter into confidentiality agreements with our employees and consultants. Our confidentiality agreements generally require our employees and consultants to hold in confidence and not disclose any of our proprietary information. Despite our efforts to protect our proprietary information, unauthorized parties may attempt to obtain and use our proprietary information. Policing unauthorized use of our proprietary information is difficult, and the steps we have taken might not prevent misappropriation, particularly in foreign countries where the laws may not protect our proprietary rights as fully as do the laws of the U.S.

We have applied for registration of the trademark “Tercica” and the Tercica logo in the U.S. Tercica is a registered trademark in Australia and New Zealand. Tercica Medica is a registered trademark in Australia.

Competition

We are engaged in an industry that is intensely competitive and characterized by rapid technological progress. In each of our potential product areas, we face significant competition from large pharmaceutical, biotechnology and other companies. Most of these companies have substantially greater capital resources, research and development staffs, facilities and experience at conducting clinical trials and obtaining regulatory approvals. In addition, many of these companies have greater experience and expertise in developing and commercializing products.

Since all of our products are under development, we cannot predict the relative competitive position of our products if they are approved for use. However, we expect that the following factors will determine our ability to compete effectively: safety and efficacy; product price; ease of administration; and marketing and sales capability.

Currently, no drug in the U.S. and Europe is approved as replacement therapy for the treatment of Severe Pediatric IGFD, Pediatric IGFD or Adult IGFD. To date, we believe that rhIGF-1 is the only treatment that has been specifically shown to be useful in treating children with Severe Pediatric IGFD. However, we believe Insmed has initiated clinical trials using a product containing rhIGF-1 in patients with a similar IGFD disorder. In addition, we are aware that Chiron has developed a process to manufacture rhIGF-1 using yeast expression, and has intellectual property with respect to that process. We use bacterial expression, which differs from yeast expression, to manufacture rhIGF-1.

Growth hormone may also be a competitive product for the treatment of some patients with Pediatric IGFD and Adult IGFD. Although patients with Pediatric IGFD and Adult IGFD are resistant to growth hormone, higher doses of growth hormone may be effective in these patients. The major suppliers of commercially available growth hormone are Genentech, Eli Lilly, Novo Nordisk, Pfizer and Serono. We believe that Novo Nordisk is conducting clinical trials for the use of its growth hormone in Pediatric IGFD.

In addition, we believe that Genentech, Merck, Novo Nordisk and Pfizer have previously conducted research and development of orally-available small molecules that cause the release of growth hormone, known as growth hormone secretagogues. We are not aware of any continued clinical development of these molecules by these companies. We believe that Rejuvenon Corporation has licensed certain rights to Novo Nordisk’s growth hormone secretagogues, which are in preclinical development.

Many companies are seeking to develop products and therapies for the treatment of diabetes. Our competitors include multinational pharmaceutical companies, specialized biotechnology firms, and universities and other research institutions. Our largest competitors include Amylin Pharmaceuticals, Bristol-Myers Squibb Company, Eli Lilly, GlaxoSmithKline, Merck, Novartis, Novo Nordisk and Takeda Chemical Industries. Various products are currently available to treat type 2 diabetes, such as insulin and oral hypoglycemic drugs.

In addition, several companies are developing various new approaches to improve the treatments of type 1 and type 2 diabetes. Specifically, Amylin Pharmaceuticals has conducted and is continuing to conduct clinical trials for two products, Symlin and Exenatide, for the treatment of type 2 diabetes. Insmed has also conducted clinical trials using a product that contains rhIGF-1 for the treatment of diabetes. It is possible that there are other products currently in development or that exist on the market that may compete directly with rhIGF-1.

Government Regulation and Product Approval

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, advertising and promotion of our products. Failure to comply with regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other action affecting our potential products or us. Any failure by us to comply with regulatory requirements, to obtain and maintain regulatory approvals, or any delay in obtaining regulatory approvals could materially adversely affect our business.

The process required by the FDA before drugs may be marketed in the U.S. generally involves the following:

•	preclinical laboratory and animal tests;

•	submission of an investigational new drug, or IND, application, which must become effective before human clinical trials may begin;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use; and

•	FDA approval of an NDA.

The testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that any approvals for rhIGF-1 will be granted on a timely basis, if at all.

Once a pharmaceutical candidate is identified for development it enters the preclinical testing stage. During preclinical studies, laboratory and animal studies are conducted to show biological activity of the drug candidate in animals, both healthy and with the targeted disease. Also, preclinical tests evaluate the safety of drug candidates. Preclinical tests must be conducted in compliance with good laboratory practice regulations. In some cases, long-term preclinical studies are conducted while clinical studies are ongoing.

Prior to commencing a clinical trial, we must submit an IND application to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trial. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Our submission of an IND may not result in FDA authorization to commence a clinical trial. All clinical trials must be conducted under the supervision of a qualified investigator in accordance with good clinical practice regulations. These regulations include the requirement that all subjects provide informed consent. Further, an independent institutional review board at the medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if adverse events occur.

Human clinical trials are typically conducted in three sequential phases that may overlap:

•	Phase I: The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

•	Phase II: Involves studies in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•	Phase III: Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide, if appropriate, an adequate basis for product labeling.

•	In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients. Because these patients already have the target disease, these studies may provide initial evidence of efficacy traditionally obtained in Phase II trials, and thus these trials are frequently referred to as Phase I/II trials.

The FDA or an institutional review board or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

Concurrent with clinical trials and preclinical studies, companies also must develop information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in accordance with good manufacturing practice requirements. The manufacturing process must be capable of consistently producing quality batches of the product and the manufacturer must develop methods for testing the quality, purity, and potency of the final drugs. Additionally, appropriate packaging must be selected and tested and chemistry stability studies must be conducted to demonstrate that the product does not undergo unacceptable deterioration over its shelf-life.

The results of product development, preclinical studies and clinical studies, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, and results of chemical studies are submitted to the FDA as part of an NDA requesting approval for marketing of the product. The FDA reviews all NDAs submitted before it accepts them for filing. It may request additional information rather than accepting an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. The submission of an NDA is subject to user fees, which for fiscal year 2004 is $573,500. The FDA may deny an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data. Even if such data is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Once issued, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

The FDA’s statutory fast track program refers to a process for interacting with the FDA during drug development. It is intended to facilitate the development and expedite the review of drugs intended for the treatment of serious or life-threatening diseases that demonstrate the potential to address unmet medical needs for such conditions. Under this program, the FDA can, for example, review portions of an NDA for a fast track product before the entire application is complete and approve the product based on clinical evidence or, if accelerated approval requirements are met, FDA can approve drugs based on surrogate endpoints reasonably likely to predict clinical benefit instead of requiring more lengthy studies needed to show actual clinical benefit, thus potentially beginning the review process at an earlier time. Accelerated approval is limited to drugs intended to treat serious or life-threatening conditions that provide meaningful therapeutic benefit to patients over existing treatments. In addition, there also are regulatory provisions that permit expedited development (treatment for life-threatening or severely debilitating illnesses especially where no satisfactory alternative exists), and cost recovery for certain investigational drugs under limited circumstances. Further, “treatment use” of drugs being studied for a serious or immediately life threatening disease may be available to patients not involved in clinical trials when there is no comparable or satisfactory alternative drug or other therapy available.

The FDA has established priority and standard review classifications for original NDAs and efficacy supplements. Priority review applies to the time frame for FDA review of completed marketing applications and is separate from and independent of orphan drug status and the FDA’s fast track and accelerated approval mechanisms. The classification system, which does not preclude the FDA from doing work on other projects, provides a way of prioritizing NDAs upon receipt and throughout the FDA application review process.

The classification system sets the target date for the completion of FDA review and for taking action to approve or not approve an NDA after its acceptance for filing. If the priority review designation criteria are not met, standard review procedures apply. Under the Prescription Drug User Fee Amendments of 2002, the FDA’s performance goals for fiscal years 2003-2007 involve reviewing 90% of priority applications within six months of filing and 90% of standard applications within ten months of filing.

Priority designation applies to new drugs that have the potential for providing significant improvement compared to marketed products in the treatment or prevention of a disease. Hence, even if an NDA is initially classified as a priority application, this status can change during the FDA review process, such as in the situation where another product is approved for the same disease for which previously there was no available therapy.

We believe that our NDA for Severe Pediatric IGFD, if accepted for filing by the FDA, could qualify for priority review because there currently is no available therapy for that indication. Such priority review status might not be available or remain available, however, if, for example, another product were to be approved for Severe Pediatric IGFD either before our NDA were accepted for filing or during the FDA review of our NDA.

We cannot guarantee that the FDA will grant a request for either fast track or priority review designation or will permit expedited development, accelerated approval, or treatment use of any product. We also cannot guarantee that if such statutory or regulatory provisions apply to our products, that they will necessarily affect the time period for FDA review or the requirements for approval. Additionally, the FDA’s approval of drugs under these statutory and regulatory provisions can include restrictions on the product’s use or distribution, such as permitting use only for specified medical procedures, limiting distribution to physicians or facilities with special training or experience, or requiring presubmission of advertising and promotional materials. Approval of fast track products can be conditional with a requirement for additional clinical studies after approval such as validating a surrogate endpoint or confirming the effect on the clinical endpoint.

Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of potential products or new diseases for a considerable period of time and to impose costly procedures upon our activities. Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations which could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain regulatory approvals for rhIGF-1 could harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

Any products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements, reporting of adverse experiences with the drug, drug sampling and distribution requirements, notifying the FDA and gaining its approval of certain manufacturing or labeling changes, complying with certain electronic records and signature requirements, and complying with FDA promotion and advertising requirements. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with good manufacturing practices, which impose certain procedural and documentation requirements upon us and our third party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the good manufacturing practices regulations and other FDA regulatory requirements.

The FDA’s policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of rhIGF-1. We cannot predict the likelihood, nature or extent of adverse governmental regulation which might arise from future legislative or administrative action, either in the U.S. or abroad.

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan drug designation subsequently receives FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same disease, except in very limited circumstances, for seven years. This exclusivity, however, also could block the approval of our product for seven years if a competitor obtains approval of the same drug for the same indication or disease. We intend to file for orphan drug designation for those rhIGF-1 diseases which meet the criteria for orphan exclusivity. Obtaining FDA approval to market a product with orphan drug exclusivity may not provide us with a material commercial advantage.

The FDA Modernization Act of 1997 included a pediatric exclusivity provision that was extended by the Best Pharmaceuticals for Children Act of 2002. Pediatric exclusivity is designed to provide an incentive to manufacturers for conducting research about the safety of their products in children. Pediatric exclusivity, if granted, provides an additional six months of market exclusivity in the United States for new or currently marketed drugs, if certain pediatric studies requested by FDA are completed by the applicant. We believe our current plans to study rhIGF-1 in children could make rhIGF-1 eligible for the additional six months of pediatric exclusivity, although there can be no assurances that FDA will grant such additional exclusivity. The current pediatric exclusivity provision is scheduled to end on October 1, 2007 and there can be no assurances that it will be reauthorized.

Employees

As of October 15, 2003, we had 32 full-time employees. Of the full-time employees, 20 were engaged in product development and 12 were engaged in general and administrative positions. In addition, we have contracted with consultants that we estimate are the equivalent of approximately ten additional full-time employees, the majority of whom are engaged in development activities. We believe that our employee base will need to grow rapidly in order to execute our development and commercialization plans for rhIGF-1. We believe our relations with our employees are good.

Facilities

Our facilities consist of approximately 22,000 square feet of office space located in South San Francisco, California that is leased to us until December 2004. We currently have no option to renew this lease. We have no laboratory or research facilities. We believe that our current facilities will not be adequate for our near-term needs but that suitable additional space is currently available to accommodate expansion of our operations on commercially reasonable terms.

Legal Proceedings

We are not involved in any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of October 15, 2003:

Executive Officers and Directors	Age	Position(s)
John A. Scarlett, M.D.	52	President, Chief Executive Officer and Director
Ross G. Clark, Ph.D.	52	Chief Technical Officer and Director
Timothy P. Lynch	33	Chief Financial Officer and Senior Vice President, Corporate Development
George Bright, M.D.	56	Vice President, Clinical Affairs
Andrew Grethlein, Ph.D.	39	Vice President, Manufacturing
Michael Parker	51	Vice President, Quality
Ira Wallis, Ph.D.	53	Vice President, Regulatory Affairs
Alexander Barkas, Ph.D.	56	Chairman of the Board
Dennis Henner, Ph.D.	52	Director
Wayne T. Hockmeyer, Ph.D.	59	Director
Olle Isaksson, M.D., Ph.D.	60	Director
Ashley Ledbetter, Ph.D.	33	Director
Mark Leschly	35	Director

John A. Scarlett has served as our President and Chief Executive Officer and as a member of our board of directors since February 2002. From March 1993 to May 2001, Dr. Scarlett served as President and Chief Executive Officer of Sensus Drug Development Corporation, a development stage pharmaceutical company. In 1995, he co-founded Covance Biotechnology Services, Inc., a biotechnology contract manufacturing company, and served as a member of its board of directors from inception to 2000. From 1991 to 1993, Dr. Scarlett headed the North American Clinical Development Center and served as Senior Vice President of Medical and Scientific Affairs at Novo Nordisk A/S, a pharmaceutical company. From 1985 to 1990, Dr. Scarlett served as Vice President, Clinical Affairs and headed the clinical development group at Greenwich Pharmaceuticals, Inc., a pharmaceutical company. From 1982 to 1985, Dr. Scarlett served as Associate Director and, subsequently, as Director, of Medical Research and Services at Ortho-McNeil Pharmaceuticals, a wholly-owned subsidiary of Johnson & Johnson. Dr. Scarlett received his B.A. degree in chemistry from Earlham College and his M.D. from the University of Chicago, Pritzker School of Medicine.

Ross G. Clark has served as our Chief Technical Officer since May 2002 and as a member of our board of directors since December 2001. From December 2001 to August 2003, Dr. Clark served as Chairman of our board of directors. From December 2001 to February 2002, Dr. Clark served as our Chief Executive Officer and President. Dr. Clark founded Tercica Limited, our predecessor company in New Zealand, in September 2000. Since September 1997, Dr. Clark has served as Professor of Endocrinology at the University of Auckland. From October 1997 to January 2000, Dr. Clark served as Chief Scientist for NeuronZ Limited, a New Zealand biotechnology company. In July 1999, Dr. Clark served as a board member of ViaLactia Biosciences (NZ) Ltd, a biotechnology subsidiary of the New Zealand Dairy Board. From 1990 to 1997, Dr. Clark served as a senior scientist for Genentech, Inc., a biotechnology company. Dr. Clark received his B.Sc., Dip.Sci. and Ph.D. degrees in veterinary physiology from Massey University, New Zealand.

Timothy P. Lynch has served as our Senior Vice President, Corporate Development since August 2003 and our Chief Financial Officer since October 2002. From November 1999 to June 2002, Mr. Lynch served as Chief Financial Officer of InterMune, Inc., a biopharmaceutical company. From July 1999 to October 1999, he served as Director of Business Development at ePhysician Inc., a provider of electronic services for physicians. From August 1997 to July 1999, Mr. Lynch served as Director of Strategic Planning and as a pharmaceutical sales representative at Elan Corporation, plc, a pharmaceutical company. From 1993 to 1995, Mr. Lynch served as an investment banker for Goldman, Sachs & Co. From 1992 to 1993, Mr. Lynch served as an investment banker for Chase Securities, Inc. Mr. Lynch received his B.A. degree in economics from Colgate University and his M.B.A. from the Harvard Graduate School of Business.

George Bright has served as our Vice President, Clinical Affairs since June 2003. From April 1999 to June 2003, Dr. Bright served as Director of Growth Hormone Clinical Research at Novo Nordisk Pharmaceuticals Inc., a subsidiary of Novo Nordisk A/S, a pharmaceutical company. From July 1989 to December 1998, he served as a pediatric endocrinologist at Nemours Children’s Clinic. From 1982 to 1989, Dr. Bright served as a pediatric endocrinologist at the Medical University of South Carolina. Dr. Bright received his B.S. degree in biochemistry from Southern Connecticut State College and his M.D. from the University of Connecticut Medical School.

Andrew Grethlein has served as our Vice President, Manufacturing since April 2003. From December 2000 to April 2003, Dr. Grethlein served as Senior Director, South San Francisco Operations for Elan Corporation, plc, a pharmaceutical company. From November 1998 to December 2000, he served as Director, Biopharmaceutical Operations for Elan Corporation, plc. From 1997 to November 1998, Dr. Grethlein served as Associate Director, Neurotoxin Production for Elan Corporation, plc. From 1995 to 1997, Dr. Grethlein served as Manager, Biologics Development and Manufacturing for Athena Neurosciences, Inc., a biotechnology company. From 1991 to 1995, Dr. Grethlein served in various engineering positions for Michigan Biotechnology Institute, a non-profit technology research and business development corporation, and its wholly owned subsidiary, Grand River Technologies, Inc. Dr. Grethlein received his B.S. degree in Biology from Bates College and his Ph.D. in chemical engineering from Michigan State University.

Michael Parker has served as our Vice President, Quality since February 2003. From July 2001 to July 2002, Mr. Parker served as Vice President of Quality for the Biological Products Division of Bayer Corporation, a pharmaceutical company. From January 1999 to June 2001, he served as Bayer Corporation’s Director of Quality Assurance. From July 1997 to January 1999, Mr. Parker served as Head of Quality Affairs, United Kingdom for Medeva Pharma Ltd, a pharmaceutical company. From 1993 to 1997, Mr. Parker served in various capacities for Medeva Pharma Ltd, including Head of Quality, Quality Assurance Group Manager and Technical Group Manager. From 1990 to 1993, Mr. Parker served as Quality Assurance Manager for Centocor BV, a pharmaceutical company. Mr. Parker received his B.Sc. degree in microbiology and biochemistry from the University of Glasgow.

Ira Wallis has served as our Vice President, Regulatory Affairs since March 2003. From May 2001 to January 2003, he served as Senior Director and Head of Regulatory Affairs at Dynavax Technologies Corporation, a biopharmaceutical company. From July 1996 to April 2001, he served as Director and Head of Regulatory Affairs and lead regulatory representative for the drug portion of a combination drug/device pathogen inactivated blood product at Cerus Corporation, a medical systems and biopharmaceutical company. From 1990 to 1996, Dr. Wallis served as Associate Director and Manager of Regulatory Affairs at Genentech, Inc. From 1987 to 1989, Dr. Wallis served as Manager of Regulatory Affairs for Sandoz Pharmaceutical Corporation, now Novartis AG, a pharmaceutical company. Dr. Wallis received his B.A. degree in zoology from American International College and his Ph.D. in neurophysiology from the State University of New York, Buffalo.

Alexander Barkas has served as Chairman of our board of directors since August 2003 and has served as a member of our board of directors since May 2002. Since June 1997, Dr. Barkas has served as a managing member of Prospect Management Co. II, LLC, a venture capital management company. From 1991 to 1997, he was a partner at Kleiner Perkins Caufield & Byers, a venture capital management company. From 1994 to 1995, he served as Chairman of the board of directors of Connetics Corporation, a pharmaceutical company. From 1993 to 1994, Dr. Barkas also served as Chief Executive Officer and President of Connetics Corporation. Dr. Barkas served as Chief Executive Officer of Geron Corporation from 1992 to 1993 and has been Geron Corporation’s Chairman of the board of directors since 1993. From 1989 to 1991, Dr. Barkas was a founder and served as the Chief Executive Officer of BioBridge Associates, a health care consulting firm. He currently serves as a director for Connetics Corporation, a pharmaceutical company, and Geron Corporation, a biotechnology company. Dr. Barkas received his B.A. degree in biology from Brandeis University and his Ph.D. in biology from New York University.

Dennis Henner has served as a member of our board of directors since May 2002. Since October 2001, Dr. Henner has been a general partner at MPM Capital L.P., a venture capital management company. From May 2001 to October 2001, Dr. Henner was a venture partner at MPM Capital L.P. From May 1998 to February 2001, he served as Senior Vice President of Research and a member of the executive, product review and research development committees for Genentech, Inc., a biotechnology company. From April 1996 to May 1998, Dr. Henner served as Vice President of Research for Genentech, Inc. Dr. Henner is currently a director of Rigel Pharmaceuticals, Inc., a biotechnology company. He received his B.A. degree in life sciences and his Ph.D. in microbiology from the University of Virginia.

Wayne T. Hockmeyer has served as a member of our board of directors since July 2003. Since July 2002, he has served as President of MedImmune Ventures, Inc., a wholly-owned subsidiary of MedImmune, Inc., a biotechnology company he founded in April 1988. Since May 1993, Dr. Hockmeyer has served as the chairman of the board of directors of MedImmune, Inc. From April 1988 to October 2000, he served as Chief Executive Officer of MedImmune, Inc. From 1986 to 1988, Dr. Hockmeyer served as Vice President of Research and Development for Praxis Biologics Inc., a biotechnology company. From 1980 to 1986, he served as Chairman of the Department of Immunology at the Walter Reed Army Institute of Research and from 1966 to 1986, he served as a commissioned officer in the U.S. Army. Dr. Hockmeyer currently serves on the board of directors for GenVec, Inc., MedImmune, Inc., Diversa Corporation, InterMune, Inc., Advancis Pharmaceutical Corporation, and TolerRx, Inc., each a biotechnology company. He is also a member of the Maryland Economic Development Commission. Dr. Hockmeyer received his B.S. from Purdue University in 1966 and his Ph.D. from the University of Florida in 1971.

Olle Isaksson has served as a member of our board of directors since December 2001. Dr. Isaksson has served as Chairman and Chief Physician, Department of Internal Medicine since October 1997 and a professor of endocrinology since October 1989 at Sahlgrenska University Hospital in Gôteborg, Sweden. Dr. Isaksson currently serves on the board of directors for CAPIO AB, a public health care services company, as well as Havsfrun AB, Neomarkka OY AB and Norvestia OY AB, each an investment management company. Dr. Isaksson received his Ph.D. degree in physiology and M.D. from the University of Gôteborg.

Ashley Ledbetter has served as a member of our board of directors since May 2002. Since May 2000, Dr. Ledbetter has been a principal at MPM Capital L.P., a venture capital management company. From June 1999 to May 2000, Dr. Ledbetter served as a healthcare equity analyst covering biotechnology, medical technology and pharmaceutical companies with Tiger Management, L.L.C., an investment management company. From February 1998 to June 1999, Dr. Ledbetter served as a healthcare equity research associate at Dresdner RCM Global Investors, an investment management company. Dr. Ledbetter received her B.A. degree in mathematics from Wellesley College and her M.A. and Ph.D. degrees both in mathematics from Rice University.

Mark Leschly has served as a member of our board of directors since July 2003. Since July 1999, Mr. Leschly has been a managing partner with Rho Capital Partners, Inc., an investment and venture capital management company. From 1994 to July 1999, Mr. Leschly was an associate and then a general partner of Healthcare Ventures L.L.C., a venture capital management company. From 1991 to 1993, Mr. Leschly served as a consultant for McKinsey & Company, a management consulting company. Mr. Leschly is currently a director of Diversa Corporation, a biotechnology company, and NitroMed, Inc., a biotechnology company. He received his B.A. degree in history from Harvard University and his M.B.A. from the Stanford Graduate School of Business.

Officers are appointed by the board of directors and serve at the board’s discretion.

Board of Directors

Our restated certificate of incorporation and bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors. Nine directors are currently authorized. In accordance with our restated certificate of incorporation, immediately after this offering our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors have been divided among the three classes as follows:

•	the Class I directors will be Ross G. Clark, Olle Isaksson and Ashley Ledbetter, and their terms will expire at the annual meeting of stockholders to be held in 2004;

•	the Class II directors will be Alexander Barkas, Dennis Henner and Mark Leschly, and their terms will expire at the annual meeting of stockholders to be held in 2005; and

•	the Class III directors will be Wayne T. Hockmeyer and John A. Scarlett, and their terms will expire at the annual meeting of stockholders to be held in 2006.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Voting Agreement

All of our current directors were elected pursuant to a voting agreement that we entered into with certain holders of our common stock and holders of our preferred stock and related provisions of our existing certificate of incorporation. The holders of a majority of our common stock designated Drs. Scarlett, Clark and Isaksson for election to our board of directors. The holders of a majority of our Series A preferred stock designated Drs. Henner, Ledbetter and Barkas for election to our board of directors. The holders of a majority of our Series B preferred stock designated Dr. Hockmeyer and Mr. Leschly for election to our board of directors. Immediately prior to the closing of this offering, these board representation rights will terminate and none of our stockholders will have any special rights regarding the election or designation of board members.

Committees of the Board of Directors

As of the close of this offering, our board of directors will have an audit committee, a compensation committee and a corporate governance and nominating committee, each of which will have the composition and responsibilities described below:

Audit Committee

Our audit committee is responsible for, among other things:

•	overseeing the accounting and financial reporting processes and audits of our financial statements;

•	appointing independent auditors to audit our financial statements;

•	overseeing and monitoring (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters, (c) our independent auditor’s qualifications, independence and performance, and (d) our internal accounting and financial controls;

•	preparing the report that SEC rules require be included in our annual proxy statement;

•	providing the board with the results of its monitoring and recommendations; and

•	providing to the board additional information and materials as it deems necessary to make the board aware of significant financial matters that require the attention of the board.

Our audit committee is comprised of Drs. Barkas and Hockmeyer and Mr. Leschly, each of whom is a non-employee member of our board of directors. Our board has determined that each member of our audit committee meets the requirements for independence under the current requirements concerning membership on our audit committee of The Nasdaq Stock Market, Inc. and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to Tercica.

Compensation Committee

Our compensation committee is comprised of Drs. Henner and Hockmeyer and Mr. Leschly, each of whom is a non-employee member of our board of directors. Each member of our compensation committee is an “outside” directors as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, and a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended. Our compensation committee is responsible for, among other things:

•	reviewing and approving for our chief executive officer and other executive officers (a) the annual base salary, (b) the annual incentive bonus, including the specific goals and amount, (c) equity compensation, (d) employment agreements, severance arrangements, and change in control agreements/provisions, and (e) any other benefits, compensations, compensation policies or arrangements;

•	reviewing and making recommendations to the board regarding the compensation policy for such other officers as directed by the board;

•	reviewing and making recommendations to the board regarding general compensation goals and guidelines for employees and the criteria by which bonuses to employees are determined;

•	preparing a report to be included in our annual proxy statement which describes: (a) the criteria on which compensation paid to our chief executive officer for the last completed fiscal year is based; (b) the relationship of such compensation to our performance; and (c) the committee’s executive compensation policies applicable to executive officers; and

•	acting as administrator of our current benefit plans and making recommendations to the board with respect to amendments to the plans, changes in the number of shares reserved for issuance thereunder and regarding other plans proposed for adoption.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee is comprised of Drs. Barkas and Isaksson and Mr. Leschly, each of whom is a non-employee member of our board of directors. Our corporate governance and nominating committee is responsible for, among other things:

•	reviewing board structure, composition, and practices, and making recommendations on these matters to the board;

•	reviewing, soliciting and making recommendations to the board and stockholders with respect to candidates for election to the board;

•	overseeing compliance by our chief executive officer and senior financial officers with our Code of Ethics for Principal Executive and Senior Financial Officers; and

•	overseeing compliance by employees with our Code of Business Conduct and Ethics.

Director Compensation

We currently do not pay any cash compensation to our directors, except for reimbursing our non-employee directors for reasonable travel expense in connection with attendance at board and committee meetings. After the closing of this offering, we will pay our non-employee directors $15,000 per year, $2,000 for each meeting attended in person and $1,000 for each meeting attended by telephone. We will also pay the members, other than the chair, of each committee, an additional $1,000 per meeting and the chair of each committee an additional $2,000 per meeting. After the closing of this offering, we intend to grant our Chairman of the Board an option to purchase 33,750 shares of our common stock and each of our other current non-employee directors an option to purchase 22,500 shares of our common stock. Under our 2003 Stock Plan, any new non-employee director joining our board after the closing of this offering will receive an option to purchase 22,500 shares of our common stock, and each non-employee director will receive an annual option grant to purchase 11,250 shares, or 22,500 shares for a non-employee director who also is the Chairman of the Board, of common stock thereafter. See the “Employee Benefits Plans—2003 Stock Plan” section for a further description of our 2003 Stock Plan.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or compensation committee.

Executive Compensation

The following table provides information for 2002 regarding compensation awarded, paid, or earned by our Chief Executive Officer and our two next most highly compensated executive officers who were serving as executive officers at the end of 2002, each of whose total salary and bonus exceeded $100,000 in 2002. We refer to these persons elsewhere in this prospectus as our “named executive officers.” No other executive officer was paid in excess of $100,000 in 2002.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Salary	Bonus	Other Annual Compensation		Restricted Stock Awards		Securities Underlying Options
John A. Scarlett, M.D. (1) President and Chief Executive Officer	$247,085	—	$31,982	(6)	—	(9)	514,852

Ross G. Clark, Ph.D. (2)(3) Chief Technical Officer	$134,835	$21,540	$18,775	(7)	—		25,347

Howard Moore (4)(5) Executive Vice President	$117,180	$26,400	$78,136	(8)	—		18,750

(1)	In February 2002, Dr. Scarlett joined us as President and Chief Executive Officer. Dr. Scarlett’s annualized salary is $280,000.

(2)	In May 2002, Dr. Clark joined us from Tercica Limited, our predecessor company in New Zealand, as Chief Technical Officer. Dr. Clark’s annualized salary is $225,000.

(3)	In January 2002, Dr. Clark received an additional $6,471 as salary from Tercica Limited.

(4)	In May 2002, Mr. Moore joined us from Tercica Limited, our predecessor company in New Zealand, as Executive Vice President. Mr. Moore’s annualized salary is $200,000. In August 2003, Mr. Moore resigned as Executive Vice President. In connection with Mr. Moore’s resignation, Mr. Moore agreed to provide services to us as a non-executive employee until December 31, 2003.

(5)	In January 2002, Mr. Moore received an additional $8,331 as salary from Tercica Limited.

(6)	Includes $14,700 for reimbursement related to housing expenses, $8,883 for reimbursements related to travel expenses, $6,386 for health and dental benefits, $1,210 for reimbursements related to relocation expenses and $803 to reimburse the payment of taxes for such relocation reimbursements.

(7)	Includes $15,753 for reimbursements related to housing expenses and $3,022 for health and dental benefits.

(8)	Includes $50,000 for reimbursements related to relocation expenses, $22,442 to reimburse the payment of taxes for such relocation reimbursements, and $5,694 for health and dental benefits.

(9)	In February 2002, Dr. Scarlett purchased 328,158 shares of common stock at a purchase price of $0.00625 per share pursuant to his employment agreement. See “Employment Agreements—John A. Scarlett, M.D.”

In addition, in October 2002 Mr. Lynch joined us as Chief Financial Officer. Mr. Lynch’s annualized salary is $235,000.  Mr. Lynch was also issued options to purchase 178,091 shares of our common stock during 2002. See “Employment Agreements—Timothy P. Lynch.”

Stock Option Grants in 2002

The following table provides information concerning stock option grants to each of our named executive officers during 2002.

Stock Option Grants in 2002

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in 2002	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Terms
					5%	10%
John A. Scarlett, M.D.	514,852	69.7%	$0.40	6/5/2012	$12,373,654	$19,824,962
Ross G. Clark, Ph.D.	25,347	3.4%	$0.40	6/5/2012	$609,175	$976,015
Howard Moore	18,750	2.5%	$0.40	6/5/2012	$450,627	$721,990

In addition, during 2002, Mr. Lynch was issued options to purchase 178,091 shares of common stock, representing 24.1% of the total options granted to employees in 2002, with an exercise price $0.40 per share and an expiration date of 10/18/12. The potential realizable value of these options at an assumed price per share of $15.00 for each option and assumed annual rates of stock price appreciation for options terms of 5% and 10% are $4,280,136 and $6,857,596, respectively.

The stock options granted to Drs. Scarlett and Clark and Mr. Lynch in 2002 vest as to 25% of the shares subject to the option on the first anniversary of the vesting commencement date and as to 1/36th of the remaining shares each month thereafter. The stock option granted to Mr. Moore in 2002 vests in full on May 15, 2004. Each option has a ten-year term, subject to earlier termination if the optionee’s service with us ceases. Under certain circumstances in connection with a change of control, the vesting of such option grants may accelerate and become immediately exercisable. Our board retains the discretion, under certain circumstances relating to changes in corporate structure that may affect our common stock, to modify the terms of outstanding options to reflect such changes and prevent the diminution or enlargement of benefits or potential benefits intended to be made available under the applicable stock plan.

Percentages shown under “Percent of Total Options Granted to Employees in 2002” are based on an aggregate of 739,165 options granted to our employees during 2002. This number does not include 38,497 options granted to our non-employee directors and consultants during 2002.

Each stock option was granted with an exercise price equal to the fair market value of our common stock on the grant date, as determined by our board of directors. Because there was no public market for our common stock prior to this offering, the compensation committee determined the fair market value of our common stock by considering a number of factors, including, but not limited to, previous valuations, status of product development, our financial condition and prospects for future growth.

The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares.

The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the SEC and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by:

•	multiplying the number of shares of common stock subject to a given option by the assumed initial public offering price per share of $15.00;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the option; and

•	subtracting from that result the aggregate option exercise price.

Aggregated Option Exercises in 2002 and December 31, 2002 Option Values

The following table provides information regarding the exercise of stock options in 2002 by the named executive officers and the value of options held by these individuals at December 31, 2002.

Name	Shares Acquired on Exercise		Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2002		Value of Unexercised In-the-Money Options at December 31, 2002
				Exercisable	Unexercisable	Exercisable	Unexercisable
John A. Scarlett, M.D.	514,852	(1)	$7,516,839	—	—	—	—
Ross G. Clark, Ph.D.	—		—	—	25,347	—	$370,066
Howard Moore	—		—	—	18,750	—	$273,750

(1)	These shares were issued pursuant to an early exercise agreement and are subject to a right of repurchase in favor of Tercica. Our repurchase right lapsed as to 25% of the shares in May 2003 and lapses at the rate of 10,726 shares each month thereafter.

Amounts shown under the column “Value Realized” are based on the assumed initial public offering price of $15.00 per share less the aggregate exercise price.

Mr. Lynch acquired 178,091 shares of common stock with a realized value of $2,600,129. Our repurchase right lapses as to 25% of these shares in October 2003 and at the rate of 3,710 shares each month thereafter. See “Employment Agreements—Timothy P. Lynch.”

Amounts shown under the column “Value of Unexercised In-the-Money Options at December 31, 2002” are based on the assumed initial public offering price of $15.00 per share, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the exercise price payable for these shares. The actual fair market value of our common stock on December 31, 2002, as determined by our board of directors, was $0.40 per share.

Employment Agreements

John A. Scarlett, M.D.

In February 2002, we entered into an employment agreement, which we amended in May 2002, and a restricted common stock purchase agreement for the purchase of 328,158 shares of common stock, with John A. Scarlett, our President and Chief Executive Officer. Pursuant to the agreement, Dr. Scarlett purchased 328,158 shares of common stock at a price of $0.00625 per share. Of the 328,158 shares of common stock purchased in February 2002, 186,904 shares were initially subject to vesting and a right of repurchase in favor of us. On February 27, 2003, 46,726 shares were released from our right of repurchase. With respect to the shares purchased in February 2002, our right of repurchase lapses at the rate of 3,893 shares each month. In addition, pursuant to the amendment to Dr. Scarlett’s employment agreement, in June 2002, Dr. Scarlett was granted an option to purchase 514,852 shares of our common stock, representing 5.078% of the total outstanding equity shares calculated on a fully diluted basis after taking into account the issuance of Series A preferred stock on the date of grant. Dr. Scarlett purchased these shares pursuant to a restricted stock purchase agreement in December 2002. With respect to the shares purchased in December 2002, our right of repurchase lapsed as to 25% of the shares in May 2003 and lapses at the rate of 10,726 shares each month thereafter.

All of the shares of common stock purchased under Dr. Scarlett’s February 2002 restricted common stock purchase agreement and 25% of the shares purchased under his December 2002 restricted common stock purchase agreement, will immediately vest in the event Dr. Scarlett is terminated without cause or terminates his own employment for good reason, as these terms are defined in his employment agreement. In the event Dr. Scarlett is terminated without cause or terminates his own employment for good reason prior to a change of control or is terminated on or after 12 months following of a change of control, he will be entitled to 12 months salary, 12 months accelerated vesting on all of his options and equity grants, as well as reimbursement of all health care premiums for 12 months and our right to repurchase shares of common stock purchased by Dr. Scarlett pursuant to the February 2002 restricted stock purchase agreement will lapse. In the event Dr. Scarlett is terminated without cause or terminates his own employment for good reason within 12 months following a change of control, he will be entitled to 12 months salary, 12 months accelerated vesting on all of his options and equity grants, as well as reimbursement of all health care premiums for 18 months, and our right to repurchase shares of common stock purchased by Dr. Scarlett pursuant to the February 2002 restricted stock purchase agreement will lapse.

Ross G. Clark, Ph.D.

In May 2002, we entered into an employment agreement with Ross G. Clark, our Chief Technical Officer, pursuant to which Dr. Clark was granted an option to purchase 25,347 shares of our common stock, representing 0.25% of our total outstanding equity shares calculated on a fully diluted basis after taking into account the issuance of Series A preferred stock on the date of grant. Under the employment agreement, in the event Dr. Clark is terminated without cause or terminates his own employment for good reason prior to a change of control, as these terms are defined in the agreement, or is terminated on or after 12 months following a change of control, he will be entitled to 12 months salary and 12 months accelerated vesting on all of his options and equity grants, as well as reimbursement of all health care premiums for 12 months. In the event Dr. Clark is terminated without cause or terminates his own employment for good reason within 12 months following a change of control, he will be entitled to 12 months salary and 12 months accelerated vesting on all of his options and equity grants; as well as reimbursement of all health care premiums for 18 months.

Timothy P. Lynch

In September 2002, we entered into an employment agreement with Timothy P. Lynch, our Chief Financial Officer and Senior Vice President, Corporate Development, pursuant to which Mr. Lynch was granted an option to purchase 178,091 shares of common stock under our 2002 Executive Plan. Mr. Lynch purchased these shares pursuant to a restricted stock purchase agreement in December 2002. Our right of repurchase with respect to 25% of the shares will lapse in October 2003 and at the rate of 3,710 shares each month thereafter. In the event Mr. Lynch is terminated without cause or terminates his own employment for good reason within 12 months following a change of control he will be entitled to severance pay equal to six months salary and our repurchase right will lapse as to 50% of the shares then subject to our repurchase right. In the event that Mr. Lynch is terminated without cause at any time not within 12 months of a change of control, he will be entitled to six months salary.

Howard Moore

In May 2002, we entered into an employment agreement with Howard Moore, our Executive Vice President, pursuant to which Mr. Moore was granted an option to purchase 18,750 shares of common stock. This option vested with respect to 25% of the shares in May 2003 and vests with respect to 390 shares each month thereafter. The agreement provides that the option would vest in full upon the earlier to occur of May 15, 2004 or his termination without cause or the termination of his employment by him for good reason as these terms are defined in his employment agreement. In August 2003, Mr. Moore resigned as Executive Vice President. In connection with Mr. Moore’s resignation, Mr. Moore agreed to provide services to us as a non-executive employee until December 31, 2003. We agreed to provide Mr. Moore severance pay of six months salary to be paid on a biweekly basis until June 2004, as well as reimbursement of health care premiums for the same period.

Employee Benefit Plans

2002 Executive Stock Plan and 2002 Stock Plan

Our board of directors and stockholders adopted both the 2002 Executive Stock Plan and the 2002 Stock Plan in May 2002. Our 2002 Stock Plan was amended by our board of directors in September 2003, with the amendment approved by our stockholders in                  2003, to increase the number of shares subject to the plan. Our board of directors has resolved not to grant any additional options under these plans following the closing of this offering. However, the plans will continue to govern the terms and conditions of the outstanding options and stock purchase rights previously granted under each respective plan.

Share Reserve.    A total of 1,330,000 shares of our common stock are authorized for issuance under the 2002 Executive Stock Plan. As of September 30, 2003, under the 2002 Executive Stock Plan, options to acquire a total of 366,594 shares of our common stock were issued and outstanding, and a total of 930,443 shares of our common stock had been issued upon the exercise of options. A total of 2,890,000 shares of our common stock are authorized for issuance under the 2002 Stock Plan. As of September 30, 2003, under the 2002 Stock Plan, options to acquire a total of 174,750 shares of our common stock were issued and outstanding, and no shares of our common stock had been issued upon the exercise of options.

Eligibility and Term of Awards.    The plans provide for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants and our parent or subsidiary corporation’s employees and consultants, and for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code to our and our parent and subsidiary corporation’s employees. Our board of directors or a committee of our board administers the plans. The administrator has the authority to determine the terms and conditions of the options and stock purchase rights granted under each respective plan.

Effect of a Change of Control.    The plans provide that in the event of our merger with or into another corporation or our change of control, the successor corporation will assume or substitute each option and stock purchase right. If the outstanding options and stock purchase rights are not assumed or substituted, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

2003 Stock Plan

Our board of directors adopted our 2003 Stock Plan in September 2003 and our stockholders approved it in                  2003. The 2003 Stock Plan will become effective on the day prior to the closing of this offering. Our 2003 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and our parent and subsidiary corporation’s employees, and for the grant of nonstatutory stock options, stock purchase rights, restricted stock, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporation’s employees and consultants.

Share Reserve.    The shares reserved for issuance under our 2003 Stock Plan include (a) shares reserved but unissued under the 2002 Executive Stock Plan and the 2002 Stock Plan, (b) shares returned to the 2002 Executive Stock Plan and the 2002 Stock Plan as the result of termination of options or the repurchase of shares issued under the 2002 Executive Stock Plan and the 2002 Stock Plan, and (c) annual increases in the number of shares available for issuance on the first day of each year beginning on January 1, 2005, equal to the lesser of:

•	4% of the outstanding shares of common stock on the first day of our fiscal year,

•	1,250,000 shares, or

•	an amount our board may determine.

Eligibility and Administration of Awards.    Our board of directors or a committee of our board administers our 2003 Stock Plan. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a lower exercise price.

Term of Options.    The administrator determines the exercise price of options granted under our 2003 Stock Plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

No optionee may be granted an option to purchase more than 500,000 shares in any fiscal year. However, in connection with his or her initial service, an optionee may be granted an additional option to purchase up to 250,000 shares.

After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option may never be exercised later than the expiration of its term.

Stock Purchase Rights.    Stock purchase rights, which represent the right to purchase our common stock, may be issued under our 2003 Stock Plan. The administrator determines the purchase price of stock purchase rights granted under our 2003 Stock Plan. Unless the administrator determines otherwise, we will retain a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser’s service with us for any reason, including death or disability. The purchase price for shares we repurchase will be determined by the administrator and may be paid by cancellation of any indebtedness of the purchaser to us. The administrator determines the rate at which our repurchase option will lapse.

Stock Appreciation Rights.    Stock appreciation rights may be granted under our 2003 Stock Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

Restricted Stock.    Restricted stock may be granted under our 2003 Stock Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator.

The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Performance Units and Shares.    Performance units and performance shares may be granted under our 2003 Stock Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value established by the administrator on or before the grant date.

Non-Employee Director Stock Grants.    Our 2003 Stock Plan also provides for the automatic grant of options to our non-employee directors. Each non-employee director appointed to the board after the completion of this offering will receive an initial option to purchase 22,500 shares upon such appointment except for those directors who become non-employee directors by ceasing to be employee directors. In addition, beginning in 2004, non-employee directors, who have been directors for at least six months will receive a subsequent option to purchase 11,250 shares (22,500 shares for a non-employee director who also is the Chairman of the Board) following each annual meeting of our stockholders. In its discretion, the Administrator may grant these automatic options to a non-employee director’s primary employer.

All options granted under the automatic grant provisions have a term of ten years and an exercise price equal to fair market value on the date of grant. Each initial option becomes exercisable as to one third of the shares subject to the option on each anniversary of the date of grant, provided the non-employee director remains a service provider on such dates. Each subsequent option becomes exercisable as to 100% of the shares subject to the option on the anniversary of the date of grant, provided the non-employee director remains a service provider on such date.

Nontransferability of Awards.    Our 2003 Stock Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Effect of a Change of Control.    Our 2003 Stock Plan provides that in the event of our “change of control,” the successor corporation will assume or substitute an equivalent award for each outstanding option, stock appreciation right and stock purchase right. If there is no assumption or substitution of outstanding options, stock appreciation rights and stock purchase rights, the administrator will provide notice to the recipient that he or she has the right to exercise the option, stock appreciation right or stock purchase right as to all of the shares subject to the award, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The award will terminate upon the expiration of the 15-day period. In the event a non-employee director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options will fully vest and become immediately exercisable.

Additional Provisions.    Our 2003 Stock Plan will automatically terminate in 2013, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2003 Stock Plan provided such action does not impair the rights of any participant.

2003 Employee Stock Purchase Plan

Our board of directors adopted our 2003 Employee Stock Purchase Plan in September 2003 and our stockholders approved it in                       2003. The 2003 Stock Plan will become effective on the day prior to the closing of this offering.

Share Reserve.    A total of 100,000 shares of our common stock will be made available for sale. In addition, our 2003 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the plan on the first day of each year, beginning with January 1, 2005, equal to the lesser of:

•	0.5% of the outstanding shares of our common stock on the first day of the fiscal year,

•	125,000 shares, or

•	such other amount as may be determined by our board of directors.

Our board of directors has delegated to our compensation committee administration of our 2003 Employee Stock Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of our 2003 Employee Stock Purchase Plan and determine eligibility.

Eligibility.    All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not purchase stock if such employee:

•	immediately after the purchase owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

•	whose rights to purchase stock under our 2003 Employee Stock Purchase Plan accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

Offering Dates.    Our 2003 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and provides for consecutive, overlapping 24-month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after May 15 and November 15 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the first trading day on or after the earlier of (a) November 15, 2005 or (b) 27 months from the beginning of the first offering period, and the second offering period which will commence on the first trading day on or after May 15, 2004.

Payroll Deductions; Purchase Limitation.    Our 2003 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 10% of their eligible compensation which includes a participant’s base salary, wages, overtime pay and recurring commissions, but does not include payments for incentive compensation or bonuses. A participant may purchase a maximum of 250 shares during a six-month purchase period.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or after a purchase period end. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

Nontransferability.    A participant may not transfer rights to purchase our common stock under the 2003 Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the 2003 Employee Stock Purchase Plan.

Effect of a Change of Control.    In the event of a change of control of Tercica, a successor corporation may assume or substitute each outstanding right to purchase common stock. If the successor corporation refuses to assume or substitute for the outstanding right to purchase common stock, the offering period then in progress will be shortened, and a new exercise date will be set.

Additional Provisions.    Our board of directors has the authority to amend or terminate our 2003 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2003 Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our 2003 Employee Stock Purchase Plan.

Limitations of Liability and Indemnification

Our restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages. Our restated certificate of incorporation provides that a director will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director to the fullest extent permitted by Section 203 of Delaware General Corporation Law which prohibits our restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

The limits on a director’s liability in our restated certificate of incorporation will not apply to liabilities arising under the federal securities laws and will not affect the availability of equitable remedies such as injunctive relief or rescission.

Our bylaws provide that we must indemnify our directors and officers and may indemnify our other employees and agents to the fullest extent permitted by Delaware General Corporation Law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. These agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of Tercica in such person’s capacity with Tercica where indemnification will be required or permitted. We are also not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stock Sales

The following directors and holders of more than five percent of our securities purchased shares of our Series A preferred stock and Series B preferred stock in the amounts and on the dates shown below:

	Series A Preferred Stock			Series B Preferred Stock
5% Stockholders	Number of Shares	Purchase Price	Date of Purchase	Number of Shares	Purchase Price	Date of Purchase
MPM Capital L.P. (1)	3,187,498	$12,750,000	5/16/02	3,499,998	$17,500,000	7/9/03
Prospect Management Co. II, LLC (2)	2,062,499	$8,250,000	5/16/02	1,200,000	$6,000,000	7/9/03
Rho Ventures (3)	—	—	—	1,999,998	$10,000,000	7/9/03
Genentech, Inc.	1,017,666	$4,070,667	7/25/02	—	—	—
Care Capital LLC	—	—	—	1,000,000	$5,000,000	7/9/03
MedImmune Ventures, Inc. (4)	—	—	—	1,000,000	$5,000,000	7/9/03

(1)	Dr. Henner, one of our directors, is a general partner at MPM Capital L.P., and Dr. Ledbetter, one of our directors, is a principal at MPM Capital L.P.

(2)	Dr. Barkas, one of our directors, is a managing member of Prospect Management Co. II, LLC.

(3)	Mr. Leschly, one of our directors, is a managing partner at Rho Capital Partners, Inc., the management company for Rho Ventures.

(4)	Dr. Hockmeyer, one of our directors, is chairman of the board of directors of MedImmune, Inc. and president of MedImmune Ventures, Inc.

The following executive officers and directors purchased shares of our common stock in the amounts and on the dates shown below:

Directors and Executive Officers	Number of Shares	Purchase Price	Date of Purchase
John A. Scarlett, M.D.	328,158	$2,051.00	2/27/02
	514,852	$205,941.10	12/31/02
	87,500	$140,000.00	8/15/03
Ross G. Clark, Ph.D.	576,001	$3,600.00	2/6/02
	5,440	$34.00	5/16/02
Timothy P. Lynch	178,091	$71,236.70	12/20/02
	87,500	$140,000.00	8/18/03
Howard Moore	198,688	$1,241.80	2/6/02
Ira Wallis, Ph.D.	62,500	$25,000.00	5/30/03
Olle Isaksson.	223,619	$1,397.62	2/6/02

We have entered into the following agreements with our named executive officers, directors and holders of more than five percent of our securities:

Genentech Relationship

See “Business—Genentech Relationship” for a discussion of our agreements with Genentech.

Deed of Assignment

In May 2002, we entered an assignment of intellectual property agreement with our predecessor entity, Tercica Limited, a New Zealand corporation, pursuant to which Tercica Limited assigned and transferred to us all rights relating to the intellectual property held by Tercica Limited. Dr. Clark, Dr. Isaksson and Mr. Moore are all former shareholders of Tercica Limited.

Investor Rights Agreement

Tercica, the preferred stockholders described above, the holders of warrants to purchase shares of our preferred and common stock, Drs. Scarlett, Clark and Isaksson and Mr. Moore have entered into an agreement pursuant to which these stockholders will have registration rights with respect to their shares of common stock. For more information regarding this agreement, see “Description of Capital Stock—Registration Rights.”

Employment Agreements

We have entered into employment agreements with each of our named executive officers. For more information regarding these agreements, see “Management—Employment Agreements.”

We believe that all of the transactions described above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Director and Officer Indemnification

Our restated certificate of incorporation contains provisions limiting the liability of our directors. In addition, we have adopted bylaw provisions and entered into agreements to indemnify our directors and executive officers to the fullest extent permitted under Delaware law. For more information regarding director and officer indemnification, see “Management—Limitation of Liability and Indemnification.”

PRINCIPAL STOCKHOLDERS

The following table provides as of September 30, 2003 information regarding beneficial ownership of our capital stock, by the following:

•	each person or group of affiliated persons, known to us to be the beneficial owner of more than five percent of any class of our voting securities;

•	each of our executive officers;

•	each of our directors; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, based on voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person are deemed to be outstanding if the options are exercisable within 60 days of the date of this table. The shares subject to options are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. All percentages in this table are based on a total of 18,187,738 shares of common stock outstanding on September 30, 2003 including shares of common stock issuable upon the exercise of warrants, and 5,000,000 shares of common stock to be outstanding following closing of this offering. Except as indicated in the footnotes below, we believe, based on information furnished to us and subject to community property laws where applicable, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Tercica, Inc., 651 Gateway Boulevard, Suite 950, South San Francisco, California 94080.

	Beneficially Owned
		Percent
Name of Beneficial Owner	Shares	Before Offering	After Offering
5% Stockholders:
MPM Capital L.P. (1)	6,692,493	36.8%	28.9%
Prospect Management Co. II, LLC (2)	3,262,499	17.9%	14.1%
Rho Ventures (3)	1,999,998	11.0%	8.6%
Genentech, Inc.	1,017,666	5.6%	4.4%
Care Capital LLC	1,000,000	5.5%	4.3%
MedImmune Ventures, Inc. (4)	1,000,000	5.5%	4.3%

Directors and Executive Officers:
John A. Scarlett, M.D. (5)	912,154	5.0%	3.9%
Ross G. Clark, Ph.D. (6)	567,147	3.1%	2.4%
Timothy P. Lynch (7)	265,591	1.5%	1.1%
Howard Moore (8)	187,361	1.0%	*
George Bright, M.D.	—	*	*
Andrew Grethlein, Ph.D.	—	*	*
Michael Parker	—	*	*
Ira Wallis, Ph.D. (9)	62,500	*	*
Alexander Barkas, Ph.D. (10)	3,264,999	17.9%	14.1%
Dennis Henner, Ph.D. (1)	6,692,493	36.8%	28.9%
Wayne Hockmeyer, Ph.D. (4)	1,000,000	5.5%	4.3%
Olle Isaksson, M.D., Ph.D. (11)	207,761	1.1%	*
Ashley Ledbetter, Ph.D. (1)	6,692,493	36.8%	28.9%
Mark Leschly (3)	1,999,998	11.0%	8.6%
All directors and executive officers as a group (14 persons) (12)	15,160,004	83.2%	65.3%

*	Less than one percent.

(1)	Includes 5,315,351 shares and options to purchase 4,160 shares of common stock that are vested or that will vest within 60 days of September 30, 2003 held by MPM BioVentures III-QP, L.P., 449,169 shares and options to purchase 351 shares of common stock that are vested or will vest within 60 days of September 30, 2003 held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 357,380 shares and options to purchase 279 shares that are vested or will vest within 60 days of September 30, 2003 held by MPM BioVentures III, L.P., 295,830 shares held by MPM BioEquities MasterFund, L.P., 105,016 shares and options to purchase 82 shares that are vested or will vest within 60 days of September 30, 2003 held by MPM Asset Management Investors 2002 BVIII LLC, 160,581 shares and options to purchase 125 shares that are vested or that will vest within 60 days of September 30, 2003 held by MPM BioVentures III Parallel Fund, L.P. and 4,169 shares held by MPM BioEquities Fund GmbH & Co. KG. Dr. Henner, one of our directors, is a general partner at MPM Capital L.P., the management company affiliated with the stockholders listed above, and holds voting and dispositive power for the shares held of record by the stockholders listed above. Dr. Henner disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. Dr. Ledbetter, one of our directors, is a principal at MPM Capital L.P. and holds voting and dispositive power for the shares held of record by the stockholders listed above. Dr. Ledbetter disclaims beneficial ownership of these shares, except to the extent of her pecuniary interest therein. The address for MPM Capital L.P. is 601 Gateway Boulevard, Suite 350, South San Francisco, CA 94080.

(2)	Includes 3,213,562 shares held by Prospect Venture Partners II L.P. and 48,937 shares held by Prospect Associates II, L.P. Dr. Barkas, one of our directors, is a managing member of Prospect Management Co. II LLC, the management company affiliated with the stockholders listed above, and holds voting and dispositive power for the shares held of record by the stockholders listed above. The address for Prospect Management Co. II, LLC is 435 Tasso Street, Suite 200, Palo Alto, CA 94301.

(3)	Includes 545,626 shares held by Rho Management Trust I, 250,420 shares held by Rho Ventures IV, L.P., 589,552 shares held by Rho Ventures IV (QP), L.P. and 614,400 shares held by Rho Ventures IV GmbH & Co. Beteiligungs KG. These stockholders are affiliated with the management company, Rho Capital Partners, Inc., the management company for Rho Ventures. Mark Leschly, one of our directors, is a managing member of the general partner of Rho Ventures IV, L.P. and Rho Ventures IV (QP), L.P., a managing director of the general partner of Rho Ventures IV GmbH & Co. Beteiligungs KG and a managing partner of the investment advisor to Rho Management Trust I. Mr. Leschly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of Rho Capital Partners, Inc. is Carnegie Hall Tower, 152 West 57th Street, 23rd Floor, New York, NY 10019.

(4)	Dr. Hockmeyer, one of our directors, is the president of MedImmune Ventures, Inc. and is on an investment committee that holds voting and dispositive power over these shares. Dr. Hockmeyer disclaims beneficial ownership of these shares. The address for MedImmune Ventures, Inc. is 35 West Watkins Mills Rd., Gaithersburg, MD 20878.

(5)	Includes 602,352 shares purchased pursuant to early exercised options under the 2002 Executive Stock Plan, of which 409,283 shares are subject to our right of repurchase within 60 days of September 30, 2003. Also includes 154,901 shares of common stock held by The John A. Scarlett 1999 Trust U/A dtd November 26, 1999, 52,570 shares of which are subject to our right of repurchase within 60 days of September 30, 2003, and 154,901 shares of common stock held by The Susan E. Scarlett 1999 Trust U/A dtd November 26, 1999, 52,570 shares of which are subject to our right of repurchase within 60 days of September 30, 2003.

(6)	Includes 557,642 shares held by Boat Harbour Ltd. Also includes options to purchase 9,505 shares of common stock that are vested or that will vest within 60 days of September 30, 2003.

(7)	Includes 265,591 shares purchased pursuant to early exercised options under the 2002 Executive Stock Plan, of which 217,358 shares are subject to our right of repurchase within 60 days of September 30, 2003.

(8)	Includes options to purchase 7,031 shares of common stock that are vested or that will vest within 60 days of September 30, 2003. In August 2003, Mr. Moore resigned as Executive Vice President. In connection with Mr. Moore’s resignation, Mr. Moore agreed to provide services to us as a non-executive employee until December 31, 2003.

(9)	Includes 62,500 shares purchased pursuant to early exercised options under the 2002 Executive Stock Plan, all of which are subject to our right of repurchase within 60 days of September 30, 2003.

(10)	Includes options to purchase 2,500 shares of common stock that are vested or will vest within 60 days of September 30, 2003 and the shares described in Note (2) above. Dr. Barkas disclaims beneficial ownership of the shares held by Prospect Management Co. II, LLC, except to the extent of his pecuniary interest therein.

(11)	Includes options to purchase 2,500 shares of common stock that are vested or that will vest within 60 days of September 30, 2003.

(12)	Includes 930,443 shares purchased pursuant to early exercised options under the 2002 Executive Stock Plan of which 689,141 shares are subject to our right of repurchase within 60 days of September 30, 2003, 309,802 shares purchased pursuant to a restricted common stock purchase agreement, 105,140 shares of which are subject to our right of repurchase within 60 days of September 30, 2003, and options to purchase 26,533 shares of common stock that are vested or that will vest within 60 days of September 30, 2003.

DESCRIPTION OF CAPITAL STOCK

General

Upon the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our restated certificate of incorporation and bylaws, which are exhibits to the registration statement of which this prospectus forms a part.

Common Stock

As of September 30, 2003, we had 18,001,488 shares of common stock outstanding that were held of record by approximately 44 stockholders. This amount assumes the conversion of all outstanding shares of preferred stock into common stock that will occur upon the closing of this offering. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our board of directors has the authority, without action by our stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. The board of directors may also designate the rights, preferences and powers of each series of preferred stock, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of Tercica without further action by the stockholders.

We have no present plans to issue any shares of preferred stock.

Warrants

As of September 30, 2003 warrants to purchase a total of 146,250 shares of common stock and 40,000 shares of Series A preferred stock were outstanding with exercise prices of $0.40 and $4.00, respectively. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, combinations, conversions, reorganizations, reclassifications, mergers and a sale of substantially all of our assets. Each of these warrants will terminate if not exercised prior to the closing of this offering.

Registration Rights

Beginning 180 days after the closing of this offering, the holders of 17,298,945 shares of our common stock, including common stock issuable upon conversion of our preferred stock and upon the exercise of warrants, or their transferees, will be entitled to require us to register these shares under the Securities Act, subject to limitations and restrictions, on two occasions. Also, if at anytime we propose to register any of our securities under the Securities Act, either for our own account or for the account of other securities holders, the holders of these shares will be entitled to notice of the registration and will be entitled to include, at our expense, their shares of our common stock in the registration. In addition, the holders of these shares may require us, at our expense and on not more than two occasions in any 12 month period, to file a registration statement on Form S-3 under the Securities Act covering their shares of our common stock when registration of our shares under this form becomes possible. These rights shall terminate on the earlier of five years after the effective date of this offering, or, with respect to an individual holder, when such holder is able to sell all its shares pursuant to Rule 144 under the Securities Act in any 90-day period. These registration rights are subject to conditions and limitations, including the right of the underwriters to limit the number of shares of our common stock included in the registration statement.

Anti-Takeover Provisions

Certain provisions of Delaware law and our restated certificate of incorporation and bylaws could make the acquisition of Tercica through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. We expect these provisions to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Tercica to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

Delaware Law

At the time of the closing of this offering, we will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder unless:

•	the board of directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status;

•	upon completion of the transaction that resulted in the person becoming an interested stockholder, the stockholder owned at least 85% of our voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns, or if such person is an affiliate or associate of Tercica, did own within three years prior to the determination of interested stockholder status, 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Certificate of Incorporation and Bylaws Provisions

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting and on the date that notice of the proposal or nomination was given, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. Our restated certificate of incorporation and bylaws provide that only a majority of our board of directors, the chairman of the board or the chief executive officer, or, in the absence of a chief executive officer, the president, can call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder could not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time a majority of the board of directors, the chairman of the board or the chief executive officer believed the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace members of the board also could be delayed until the next annual meeting.

Delaware law provides that stockholders may execute an action by written consent in lieu of a stockholder meeting. However, Delaware law also allows us to eliminate actions by written consent of the stockholders. Elimination of action by written consents of stockholders may lengthen the amount of time required to take stockholder actions because actions by written consent are not subject to the minimum notice requirement of a stockholder’s meeting. However, we believe that the elimination of actions by written consent of the stockholders may deter hostile takeover attempts. Without the availability of actions by written consent of the stockholders, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a stockholders meeting. The holder would have to obtain the consent of a majority of the board of directors, the chairman of the board or the chief executive officer to call a stockholders’ meeting and satisfy the notice periods determined by the board of directors. Our restated certificate of incorporation and bylaws provide for the elimination of actions by written consent of stockholders.

Our restated certificate of incorporation also provides for a classified board of directors, see “Management—Board of Directors”, and for the inability to remove directors other than for cause, both of which provisions impair the ability of a third party to gain control of the board and force a takeover transaction without first negotiating the transaction with Tercica. In addition, our restated certificate of incorporation permits our board to increase its size and to fill the resulting vacancies as well as to issue preferred stock, see “Description of Capital Stock—Preferred Stock”, which our board may use to thwart a hostile takeover attempt.

Our restated certificate of incorporation provides that the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote at the election of directors, voting together as a single class, is required to amend the following provisions of our restated certificate of incorporation:

•	Article VI, which relates to our classified board of directors;

•	Article VII, which relates to the number and election of directors, the management of our business, and bylaw provisions relating to stockholder action by written consent and meetings of stockholders;

•	Article X, which relates to removal of directors and filling vacancies on the board of directors;

•	Article XI, which relates to advance notice procedures for stockholder meetings;

•	Article XII, which relates to stockholder inability to act by written consent or call special meetings; and

•	Article XIII, which relates to amendment of the restated certificate of incorporation.

Our bylaws and our restated certificate of incorporation provide that amendment of any of the following provisions of our bylaws require the affirmative vote of at least 80% of the outstanding shares entitled to vote at the election of directors, voting together as a single class:

•	Sections 2.3, 2.4, 2.11, 2.15 and 2.16, which relate to the calling of meetings of stockholders, notice of meetings of stockholders, stockholder inability to act by written consent, advance notice of stockholder business and advance notice of director nominations;

•	Article X, which relates to amendment of the preceding provisions of the bylaws; and

•	Any provision concerning the authorized number of directors, the filling of director vacancies or the removal of directors.

National Market Listing

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “TRCA.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A., located at 150 Royall Street, Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our stock. Future sales of substantial amounts of our common stock in the public market following this offering or the possibility of these sales occurring could adversely affect prevailing market prices for our common stock or could impair our ability to raise capital through an offering of equity securities.

Upon the closing of this offering, 23,187,738 shares of our common stock will be outstanding, based upon shares outstanding as of September 30, 2003 and assuming the exercise of outstanding warrants after September 30, 2003. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by our affiliates as that term is defined in Rule 144 under the Securities Act.

The remaining 18,187,738 shares of common stock held by existing stockholders, including shares of common stock issuable upon the exercise of warrants prior to the closing of this offering are restricted shares as that term is defined in Rule 144 under the Securities Act. We issued and sold the restricted shares in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as the exemptions provided under Rule 144 or 701 under the Securities Act, which are summarized below.

Taking into account the lock-up agreements described below, the number of shares that will be available for sale in the public market under the provisions of Rules 144 and 144(k) will be as follows:

Date of Availability for Sale	Number of Shares
Upon effectiveness	0
Beginning 180 days thereafter	9,170,842

Additionally, of the 541,344 shares issuable upon exercise of options to purchase our common stock outstanding as of September 30, 2003, approximately 48,171 shares will be vested and eligible for sale 180 days after the effective date of the offering.

        Form S-8 Registration Statement

Shortly after the effectiveness of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering 4,302,503 shares of common stock reserved for issuance under our 2002 Stock Plan, 2002 Executive Stock Plan, 2003 Stock Plan and 2003 Employee Stock Purchase Plan. Shares of common stock issued upon exercise of options under the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and the lock-up agreements described below, until the second anniversary of their ownership.

        Rule 144

After the 180th day following the effective date of this offering, our officers, directors and other affiliates will be eligible to sell shares of our common stock they hold under Rule 144. In general, under Rule 144 as currently in effect, a person or persons whose shares are required to be aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 231,000 shares immediately after the offering, or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed.

        Rule 144(k)

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of Tercica at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

        Rule 701

Under Rule 701, beginning 90 days after the effective date of this offering, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans, with the exception of options or rights granted to entities that are not natural persons, may be resold, to the extent not subject to lock-up agreements, (a) by persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144, and (b) by affiliates, subject to the manner-of-sale, current public information, volume limitations and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144. As of September 30, 2003, options to purchase 541,344 shares of common stock, of which options to purchase 523,847 shares were held by natural persons, were outstanding of which options to purchase approximately 48,171 shares, of which options to purchase 36,924 shares were held by natural persons, were then vested and exercisable. Of the total number of shares of our common stock issuable under these options, all are subject to contractual lock-up agreements with us or the underwriters.

        Lock-up Agreements

Our directors, executive officers and all of our employees and stockholders, who collectively hold an aggregate of              restricted shares, and the underwriters entered into lock-up agreements in connection with this offering. These lock-up agreements provide that, with certain limited exceptions, these persons and entities have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of our shares for a period of 180 days after the effective date of this offering. All of our other stockholders and optionees have contractual commitments with us which prevent them from selling their shares until 180 days after the date of this prospectus. Pursuant to the terms of the underwriting agreement entered into between us and the underwriters, we agreed not to release any of these stockholders from their contractual lockup commitments without the consent of Morgan Stanley & Co. Incorporated. Morgan Stanley & Co. Incorporated may, in its sole discretion and at any time without prior notice, release all or any portion of the shares subject to these lock-up agreements. We have also entered into an agreement with Morgan Stanley & Co. Incorporated that, with certain exceptions, we will not offer, sell or otherwise dispose of our common stock until 180 days after the date of this prospectus.

        Registration Rights

We have granted demand registration rights, rights to participate in offerings that we initiate and Form S-3 registration rights to our preferred stockholders, warrant holders and some of our common stockholders. For a further description of these rights, see “Description of Capital Stock—Registration Rights.”

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Lehman Brothers Inc. and Pacific Growth Equities, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Lehman Brothers Inc.
Pacific Growth Equities, LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         per share under the public offering price. No underwriter may allow, and no dealer may reallow, any concession to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 750,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $         million, the total underwriters’ discounts and commissions would be $         million, and total proceeds to us would be $         million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed          percent of the total number of shares of common stock offered by them.

We and all of our directors and officers and holders of substantially all of our outstanding stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	the issuance by us of shares or options to purchase shares of our common stock, or the repurchase by us of unvested shares upon termination of service of an employee, director, consultant or other service provider, pursuant to our stock option plans or our employee stock purchase plan described above in the “Management—Employee Benefit Plans” section, provided that the recipient of the shares is under an obligation not to sell the shares during the 180-day period;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the closing of the offering of the shares;

•	transfers of shares as a gift;

•	transfers of shares to any trust or to immediate family members; or

•	transfers to certain entities or persons affiliated with the stockholder,

provided that in the case of each of the last three transactions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the immediately preceding paragraph, no filing under Section 16 of the Exchange Act is required in connection with these transactions, other than a filing on a Form 5 made after the expiration of the 180-day period, and no transaction includes a disposition for value.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

Paid by Tercica
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “TRCA.”

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. The underwriters have been represented by Cooley Godward LLP, Palo Alto, California. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati own an interest representing less than 1% of the shares of our common stock.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 2001 and December 31, 2002, and for the period from October 1, 2000 (inception) through March 31, 2001, the nine months ended December 31, 2001 and the year ended December 31, 2002, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC, a registration statement on Form S-1 under the Securities Act that registers the common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. In addition, we will file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

We intend to provide our stockholders with annual reports containing, among other information, financial statements audited by an independent public accounting firm and we intend to make available to our stockholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We also intend to furnish other reports as we may determine or as required by law.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Stockholders

Tercica, Inc.

We have audited the accompanying balance sheets of Tercica, Inc. (a development stage company) as of December 31, 2001 and 2002, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the period from October 1, 2000 (inception) to March 31, 2001, the nine months ended December 31, 2001 and the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tercica, Inc. as of December 31, 2001 and 2002, and the results of its operations and its cash flows for the period from October 1, 2000 (inception) to March 31, 2001, the nine months ended December 31, 2001 and the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Palo Alto, California

September 8, 2003, except

for the fourth paragraph of Note 2,

as to which the date

is October     , 2003

The foregoing report is in the form that will be signed upon completion of the reverse stock split described in the fourth paragraph of Note 2 to the financial statements.

/s/    ERNST & YOUNG LLP

Palo Alto, California

October 17, 2003

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

	December 31,		September 30, 2003	Pro Forma Stockholders’ Equity at September 30, 2003
	2001	2002
			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$167,643	$15,870,518	$22,151,336
Short-term investments	—	—	22,258,039
Prepaid expenses and other current assets	10,316	354,565	1,977,807

Total current assets	177,959	16,225,083	46,387,182

Property and equipment, net	19,558	108,549	1,685,940
Other assets	—	14,814	100,651

Total assets	$197,517	$16,348,446	$48,173,773

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$6,343	$408,684	$2,707,022
Accrued expenses	143,048	88,809	1,273,747
Liability for early exercise of stock options	—	20,778	170,828

Total current liabilities	149,391	518,271	4,151,597

Liability for early exercise of stock options—noncurrent portion	—	50,459	342,703

Commitments and contingencies (Note 7)

Series A convertible preferred stock, $0.001 par value: 6,706,666 shares authorized at December 31, 2002 and 6,466,666 shares at September 30, 2003; 6,426,662 shares issued and outstanding, aggregate liquidation preference of $25,706,667 at December 31, 2002 and September 30, 2003 (unaudited); no shares were authorized in 2001; 0 shares outstanding pro forma	—	24,692,536	24,692,536	$—

Series B convertible preferred stock, $0.001 par value: 8,830,650 shares authorized, 8,830,646 shares issued and outstanding, aggregate liquidation preference of $44,153,250 at September 30, 2003 (unaudited); no shares were authorized at December 31, 2002 and 2001; 0 shares outstanding pro forma	—	—	43,783,670	—

Stockholders’ equity (deficit):
Common stock of Tercica Limited, no par value: 926,312 shares authorized, 925,091 shares issued and outstanding at December 31, 2001, 0 shares issued and outstanding at December 31, 2002 and September 30, 2003 (unaudited)	1,133,569	—	—	—
Common stock, $.001 par value: 1,480,149, 11,500,000 and 20,500,000 shares authorized at December 31, 2001 and 2002, and September 30, 2003 (unaudited), respectively; 0, 1,813,737 and 1,985,355 shares issued and outstanding at December 31, 2001 and 2002 and September 30, 2003 (unaudited), respectively; 17,242,663 shares issued and outstanding pro forma	—	1,814	1,985	17,243
Additional paid-in capital	—	15,668	51,220,692	119,681,640
Deferred stock compensation	—	—	(6,408,307)	(6,408,307)
Accumulated other comprehensive income (loss)	17,241	—	(10,366)	(10,366)
Deficit accumulated during the development stage	(1,102,684)	(8,930,302)	(69,600,737)	(69,600,737)

Total stockholders’ equity (deficit)	48,126	(8,912,820)	(24,796,733)	$43,679,473

Total liabilities and stockholders’ equity (deficit)	$197,517	$16,348,446	$48,173,773

See accompanying notes.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

	Period from October 1, 2000 (inception) through March 31, 2001	Nine months ended December 31, 2001	Year ended December 31, 2002	Nine months ended September 30,		Period from October 1, 2000 (inception) through September 30, 2003
				2002	2003
				(Unaudited)	(Unaudited)	(Unaudited)
Costs and expenses:
Research and development	$179,691	$306,968	$1,974,111	$1,107,067	$11,898,152	$14,358,922
General and administrative	116,019	509,948	1,978,392	1,308,879	3,148,540	5,752,899
Acquired in-process research and development	—	—	5,070,667	5,070,667	1,670,000	6,740,667

Total costs and expenses	(295,710)	(816,916)	(9,023,170)	(7,486,613)	(16,716,692)	(26,852,488)
Interest expense	—	—	(105,600)	(105,600)	—	(105,600)
Interest and other income, net	913	9,029	176,833	118,930	199,507	386,282

Net loss	(294,797)	(807,887)	(8,951,937)	(7,473,283)	(16,517,185)	(26,571,806)
Deemed dividend related to beneficial conversion feature of convertible preferred stock	—	—	—	—	(44,153,250)	(44,153,250)

Net loss allocable to common stockholders	$(294,797)	$(807,887)	$(8,951,937)	$(7,473,283)	$(60,670,435)	$(70,725,056)

Basic and diluted net loss per share allocable to common stockholders	$(12.09)	$(0.90)	$(5.76)	$(4.88)	$(34.72)

Shares used to compute basic and diluted net loss per share	24,390	895,183	1,555,258	1,531,138	1,747,463

Pro forma basic and diluted net loss per share allocable to common stockholders			$(1.66)		$(5.59)

Shares used to compute pro forma basic and diluted net loss per share			5,392,342		10,858,906

See accompanying notes.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Class A and B		Common Stock		Additional Paid-in Capital	Deferred Stock Compensation	Stock Subscription Receivable from Employee	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During Development Stage	Total Stockholders’ Equity (Deficit)

	Shares	Amount	Shares	Amount
Balances at October 1, 2000 (inception)	—	$—	—	$—	$—	$—	$—	$—	$—	$—
Issuance of Tercica Limited Class A shares to founders for cash and intellectual property in March 2001	162,360	67,103	—	—	—	—	—	—	—	67,103
Issuance of Tercica Limited Class B shares to founders for cash and intellectual property in March 2001	725,449	465,494	—	—	—	—	(175,082)	—	—	290,412
Comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	—	—	(4,795)	—	(4,795)
Net loss	—	—	—	—	—	—	—	—	(294,797)	(294,797)

Comprehensive loss	—	—	—	—	—	—	—	—	—	(299,592)

Balances at March 31, 2001	887,809	532,597	—	—	—	—	(175,082)	(4,795)	(294,797)	57,923
Repayment of stock subscription receivable in April 2001	—	—	—	—	—	—	175,082	—	—	175,082
Issuance of Tercica Limited Class B shares at $16.12 per share to founders for cash in July 2001	37,282	600,972	—	—	—	—	—	—	—	600,972
Comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	—	—	22,036	—	22,036
Net loss	—	—	—	—	—	—	—	—	(807,887)	(807,887)

Comprehensive loss	—	—	—	—	—	—	—	—	—	(785,851)

Balances at December 31, 2001 (carried forward)	925,091	$1,133,569	—	$—	$—	$—	$—	$17,241	$(1,102,684)	$48,126

See accompanying notes.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)—(Continued)

	Class A and B		Common Stock		Additional Paid-in Capital	Deferred Stock Compensation	Stock Subscription Receivable from Employee	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During Development Stage	Total Stockholders’ Equity (Deficit)

	Shares	Amount	Shares	Amount
Balances at December 31, 2001 (brought forward)	925,091	$1,133,569	—	$—	$—	$—	$—	$17,241	$(1,102,684)	$48,126
Issuance of common stock to founders at $0.0062 per share in February 2002	—	—	1,480,139	1,480	7,770	—	—	—	—	9,250
Liquidating distribution to shareholders and retirement of all outstanding Tercica Limited shares in March 2002	(925,091)	(1,133,569)	—	—	—	—	—	—	1,124,319	(9,250)
Issuance of common stock to a founder and employee at $0.0062 per share in February and May 2002	—	—	333,598	334	1,751	—	—	—	—	2,085
Issuance of stock options to consultants in exchange for services	—	—	—	—	6,147	—	—	—	—	6,147
Comprehensive loss:
Reversal of foreign currency translation adjustment upon liquidation of Tercica Limited	—	—	—	—	—	—	—	(17,241)	—	(17,241)
Net loss	—	—	—	—	—	—	—	—	(8,951,937)	(8,951,937)

Comprehensive loss	—	—	—	—	—	—	—	—	—	(8,969,178)

Balances at December 31, 2002	—	—	1,813,737	1,814	15,668	—	—	—	(8,930,302)	(8,912,820)
Vesting of common stock from early exercises of stock options (unaudited)	—	—	171,618	171	68,476	—	—	—	—	68,647
Deferred stock compensation (unaudited)	—	—	—	—	6,887,785	(6,887,785)	—	—	—	—
Amortization of deferred stock compensation (unaudited)	—	—	—	—	—	479,478	—	—	—	479,478
Issuance of stock options to consultants in exchange for services (unaudited)	—	—	—	—	95,513	—	—	—	—	95,513
Beneficial conversion feature related to issuance of Series B convertible preferred stock	—	—	—	—	44,153,250	—	—	—	—	44,153,250
Deemed dividend related to beneficial conversion feature of convertible preferred stock	—	—	—	—	—	—	—	—	(44,153,250)	(44,153,250)
Comprehensive loss (unaudited):
Unrealized loss on marketable securities (unaudited)	—	—	—	—	—	—	—	(10,366)	—	(10,366)
Net loss (unaudited)	—	—	—	—	—	—	—	—	(16,517,185)	(16,517,185)

Comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	—	(16,527,551)

Balances at September 30, 2003 (unaudited)	—	$—	1,985,355	$1,985	$51,220,692	$(6,408,307)	$—	$(10,366)	$(69,600,737)	$(24,796,733)

See accompanying notes.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

	Period from October 1, 2000 (inception) through March 31, 2001	Nine months ended December 31, 2001	Year ended December 31, 2002	Nine months ended September 30,		Period from October 1, 2000 (inception) through September 30, 2003
				2002	2003
				(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(294,797)	$(807,887)	$(8,951,937)	$(7,473,283)	$(16,517,185)	$(26,571,806)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,726	6,468	9,129	4,236	43,612	62,935
Property and equipment written-off	—	—	7,743	7,743	—	7,743
Amortization of deferred stock compensation	—	—	—	—	479,478	479,478
Amortization of premiums relating to available-for-sale securities	—	—	—	—	186,415	186,415
Stock compensation to consultants in exchange for services	—	—	6,147	—	95,513	101,660
Issuance of warrants in connection with convertible note	—	—	105,600	105,600	—	105,600
Issuance of stock in exchange for intellectual property	129,902	—	—	—	—	129,902
Acquired in-process research and development	—	—	4,070,667	4,070,667	—	4,070,667
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(7,515)	(2,801)	(359,063)	(53,761)	(1,709,079)	(2,078,458)
Accounts payable	1,862	4,481	402,341	140,587	2,298,338	2,707,022
Accrued expenses	28,150	114,898	(54,239)	278,048	1,184,938	1,273,747

Net cash used in operating activities	(138,672)	(684,841)	(4,763,612)	(2,920,163)	(13,937,970)	(19,525,095)

Cash flows from investing activities:
Purchases of property and equipment	(25,214)	(4,538)	(105,863)	(56,790)	(1,621,003)	(1,756,618)
Purchases of available-for-sale securities	—	—	—	—	(22,454,820)	(22,454,820)

Net cash used in investing activities	(25,214)	(4,538)	(105,863)	(56,790)	(24,075,823)	(24,211,438)

Cash flows from financing activities:
Net proceeds from issuance of Class A and B shares	227,613	776,054	—	—	—	1,003,667
Liquidating distribution to Tercica Limited shareholders	—	—	(9,250)	(9,250)	—	(9,250)
Net proceeds from issuance of preferred stock	—	—	20,016,269	20,016,269	43,783,670	63,799,939
Proceeds from issuance of convertible note	—	—	500,000	500,000	—	500,000
Proceeds from issuance of common stock, excluding early exercised options	—	—	11,335	11,335	—	11,335
Proceeds from early exercised options	—	—	71,237	—	510,941	582,178

Net cash provided by financing activities	227,613	776,054	20,589,591	20,518,355	44,294,611	65,887,869

Effect of exchange rate changes on cash	(4,795)	22,036	(17,241)	(17,241)	—	—

Net increase in cash and cash equivalents	58,932	108,711	15,702,875	17,524,162	6,280,818	22,151,336
Cash and cash equivalents, beginning of period	—	58,932	167,643	167,643	15,870,518	—

Cash and cash equivalents, end of period	$58,932	$167,643	$15,870,518	$17,691,805	$22,151,336	$22,151,336

Supplemental schedule of noncash activities:
Issuance of stock in exchange for intellectual property	$129,902	$—	$—	$—	$—	$129,902
Issuance of Series A convertible preferred stock to a collaboration partner in exchange for acquired in-process research and development	$—	$—	$4,070,667	$4,070,667	$—	$4,070,667
Issuance of warrants in connection with convertible note	$—	$—	$105,600	$105,600	$—	$105,600
Issuance of warrants as commissions in connection with Series A preferred stock financing	$—	$—	$40,950	$40,950	$—	$40,950
Conversion of convertible note into Series A convertible preferred stock	$—	$—	$500,000	$500,000	$—	$500,000
Issuance of common stock from vesting of early exercises of stock options	$—	$—	$—	$—	$68,647	$68,647
Deferred stock compensation	$—	$—	$—	$—	$6,887,785	$6,887,785
Deemed dividend related to beneficial conversion feature of convertible preferred stock	$—	$—	$—	$—	$44,153,250	$44,153,250

See accompanying notes.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

1.    Company and Basis of Presentation

Basis of Presentation

Tercica Medica, Inc. (the “Company”) was formed in December 2001 as a Delaware corporation. In early 2002, Tercica Medica, Inc. acquired an immaterial amount of assets from Tercica Limited, which was formed in October 2000 as a New Zealand company. Tercica Limited made a liquidating distribution to its stockholders in March 2002. Tercica Limited and Tercica, Inc. shared a common business strategy and overlapping stockholders. As such, these financial statements include the activities of Tercica Limited, as the predecessor to the Company, from October 1, 2000. In October 2001, the Company changed its fiscal year-end from March 31 to December 31, effective December 31, 2001. On September 11, 2003, the Company changed its name to Tercica, Inc.

The Company is a biopharmaceutical company focused on the development of rhIGF-1 for the treatment of short stature, diabetes and other endocrine system disorders. The Company licensed from Genentech, Inc. (“Genentech”) its rights to rhIGF-1 for a broad range of indications, including for short stature worldwide and diabetes in the United States. The Company has Phase III clinical data for the use of rhIGF-1 in Severe Pediatric IGFD. The Company intends to complete the transfer and validation of our rhIGF-1 manufacturing process and submit a New Drug Application with the United States Food and Drug Administration by early 2005 for this indication. The Company plans to initiate late-stage clinical trials for the use of rhIGF-1 in multiple other indications.

The Company is considered to be in the development stage as its primary activities since incorporation have been establishing its facilities, recruiting personnel, conducting research and development, business development, business and financial planning, and raising capital.

Need to Raise Additional Capital

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant net losses and negative cash flows from operations since its inception. At December 31, 2002 and September 30, 2003, the Company had an accumulated deficit of $8,930,302 and $69,600,737, respectively.

Management believes that currently available resources will provide sufficient funds to enable the Company to meet its obligations through at least December 31, 2004. If anticipated operating results are not achieved, however, management believes that planned expenditures may need to be reduced, extending the time period over which the currently available resources will be adequate to fund the Company’s operations. The Company intends to raise additional funds through the issuance of equity securities, if available on terms acceptable to the Company.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

2.    Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Unaudited Interim Results

The accompanying balance sheet as of September 30, 2003, the statements of operations and cash flows for the nine months ended September 30, 2002 and 2003 and the period from October 1, 2000 (inception) through September 30, 2003 and the statement of stockholders’ equity (deficit) for the nine months ended September 30, 2003 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to present fairly the Company’s financial position as of September 30, 2003 and results of operations and cash flows for the nine months ended September 30, 2002 and 2003. The financial data and other information disclosed in these notes to financial statements related to the nine-month periods and the period from October 1, 2000 (inception) through September 30, 2003 are unaudited. The results for the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the year ending December 31, 2003 or for any other interim period or for any other future year.

Pro Forma Stockholders’ Equity

In September 2003, the Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. If the initial public offering is completed under the terms presently anticipated, all of the Series A and Series B convertible preferred stock outstanding at the time of the offering will automatically convert into 15,257,308 shares of common stock. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the preferred stock, is set forth on the accompanying balance sheets.

Reverse Stock Split

The Company expects that its board of directors and stockholders will approve a 1-for-4 reverse split of the Company’s convertible preferred and common stock. Further, the Company expects that the reverse stock split will become effective prior to the completion of this offering. All share and per share amounts have been retroactively restated in the accompanying financial statements and notes for all periods presented assuming the reverse stock split will be completed.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash, cash equivalents and short-term investments to the extent of the amounts recorded on the balance sheets. The Company’s cash, cash equivalents and short-term investments are placed with high credit-quality financial institutions and issuers. The Company believes its established guidelines for investment of its excess cash maintain safety and liquidity through its policies on diversification and investment maturity.

Cash, and Cash Equivalents and Short-Term Investments

The Company considers all highly liquid investments with a remaining maturity of 90 days or less at the date of purchase to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value. The Company’s cash equivalents include interest-bearing money market funds. The Company’s short-term investments primarily consist of readily marketable debt securities with remaining maturities of more than 90 days at the time of purchase.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Company has classified its entire investment portfolio as available-for-sale. These securities are recorded as either cash equivalents or short-term investments and are carried at fair value with unrealized gains or losses included in accumulated other comprehensive income (loss) in the stockholders’ equity (deficit). The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest and other income, net. Realized gains and losses are also included in interest and other income, net. The cost of all securities sold is based on the specific identification method.

If the fair value of a security is below its carrying value for each trading day for six consecutive months or if its decline is due to a significant adverse event, the impairment is considered to be other-than temporary. In the event of an other-than-temporary decline in fair value of an investment security, the carrying value is written down to its estimated fair value. Other-than-temporary declines in fair value of all other short-term or long-term securities are charged against interest and other income.

Prior to July 2003, the Company held only cash and cash equivalents.

The following is a summary of available-for-sale securities:

	September 30, 2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale debt securities maturing within 1 year:
Commercial paper	$299,991	$—	$—	$299,991
Corporate bonds	14,946,706	6,370	(8,382)	14,944,694
Federal agency bonds	13,799,978	—	(11,669)	13,788,309
Floating rate bonds	11,899,908	92	—	11,900,000
Municipal bonds	2,600,000	3,222	—	2,603,222

Total available-for-sale debt securities	$43,546,583	$9,684	$(20,051)	$43,536,216

The above amounts are classified as follows:

September 30, 2003
Cash and cash equivalents	$21,278,177
Short-term investments	22,258,039

Total	$43,536,216

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following is a reconciliation of cash and cash equivalents:

September 30, 2003
Cash and bank accounts	$873,159
Available-for-sale securities	21,278,177

Total	$22,151,336

There were no realized gains or losses on the sale of available-for-sale securities for any period presented.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, which include cash equivalents, short-term investments, accounts payable, accrued expenses and long-term obligations approximate their fair values due to the relatively short maturities.

Research and Product Development Costs

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 2, Accounting for Research and Development Costs, research and development costs are expensed as incurred. Research and development expenses include payroll and personnel expenses, consulting expenses, laboratory supplies, and certain allocated expenses.

Acquired In-Process Research and Development

Acquired in-process research and development relates to in-licensed technology, intellectual property and know-how surrounding rhIGF-1. The nature of the remaining efforts for completion of research and development activities generally include completion of clinical trials, completion of manufacturing validation, interpretation of clinical and preclinical data and obtaining marketing approval from the FDA and other foreign regulatory bodies, the cost, length and success of which are extremely difficult to determine. Numerous risks and uncertainties exist with timely completion of development projects, including clinical trial results, manufacturing process development results, and ongoing feedback from regulatory authorities, including obtaining marketing approval. In addition, products under development may never be successfully commercialized due to the uncertainties associated with the pricing of new pharmaceuticals, the cost of sales to produce these products in a commercial setting, changes in the reimbursement environment, or the introduction of new competitive products. As a result of the uncertainties noted above, the Company charges in-licensed intellectual property and licenses for unapproved products to acquired in-process research and development.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over estimated useful lives of the respective assets, ranging from three to seven years.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows. Through December 31, 2002, the Company incurred $7,743 of charges to write-off certain impaired assets.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Income Taxes

The Company utilizes the liability method of accounting for income taxes as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Currently, there is no provision for income taxes as the Company has incurred operating losses to date.

Stock Compensation

The Company accounts for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board Interpretation (“FIN”) No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB No. 25, and related interpretations and has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to employee stock compensation on reported net loss.

The Company has elected to continue to follow the intrinsic value method of accounting as prescribed by APB Opinion No. 25. The information regarding net loss as required by SFAS No. 123 has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting.

The fair value of options granted to employees during the year ended December 31, 2002 and the nine months ended September 30, 2002 was estimated at the date of grant using the Black-Scholes method with the following weighted average assumptions: a dividend yield of zero, risk-free interest rate of 3.5%, volatility of 0.8, and an expected life of 3.9 years.

The fair value of options granted to employees during the nine months ended September 30, 2003 was estimated at the date of grant using the Black-Scholes method with the following weighted average assumptions: a dividend yield of zero, risk-free interest rate of 2.8%, volatility of 0.8, and an expected life of 4.0 years.

No employee stock compensation expense is reflected in the Company’s reported net loss in any period prior to December 31, 2002 as all options granted had an exercise price equal to the estimated fair value of the underlying common stock on the date of grant. During the nine months ended September 30, 2003, certain stock options were granted with exercise prices that were below the reassessed fair value of the common stock at the date of grant. Deferred compensation of $6,887,785 was recorded during the nine months ended September 30, 2003 in accordance with APB Opinion No. 25, and will be amortized over the related vesting period of the options. The Company recorded employee stock compensation expense of $479,478 for the nine months ended September 30, 2003.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following table illustrates the effect on net loss had the Company applied the fair value provisions of SFAS No. 123 to employee stock compensation:

	Period from October 1, 2000 (inception) through March 31, 2001	Nine months ended December 31, 2001	Year ended December 31, 2002	Nine months ended September 30,		Period from October 1, 2000 (inception) through September 30, 2003
				2002	2003
				(Unaudited)	(Unaudited)	(Unaudited)
Net loss allocable to common shareholders, as reported	$(294,797)	$(807,887)	$(8,951,937)	$(7,473,283)	$(60,670,435)	$(70,725,056)
Plus: Employee stock compensation expense based on intrinsic value method	—	—	—	—	479,478	479,478
Less: Employee stock compensation expense determined under the fair value method for all awards	—	—	(21,475)	(11,246)	(519,097)	(540,572)

Pro forma net loss	$(294,797)	$(807,887)	$(8,973,412)	$(7,484,529)	$(60,710,054)	$(70,786,150)

Net loss per share:
Basic and diluted, as reported	$(12.09)	$(0.90)	$(5.76)	$(4.88)	$(34.72)

Basic and diluted, pro forma	$(12.09)	$(0.90)	$(5.77)	$(4.89)	$(34.74)

Stock compensation arrangements to non-employees are accounted for in accordance with SFAS No. 123, as amended by SFAS No. 148, and Emerging Issues Task Force (“EITF”) No. 96-18, Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

Comprehensive Income (Loss)

Comprehensive loss is comprised of net loss, foreign currency translation adjustment and unrealized gains/losses on available-for-sale securities in accordance with SFAS No. 130, Reporting Comprehensive Income. For the nine months ended September 30, 2003 and 2002, comprehensive loss was $16,527,551 and $7,490,521, respectively.

Foreign Currency Translation

The functional currency of Tercica Limited was New Zealand Dollars. Accordingly, through December 31, 2001, the Company’s assets and liabilities were translated into U.S. dollars using the exchange rates in effect at each balance sheet date, while income and expense items were translated using average rates of exchange during each period. Gains or losses from translation were included in accumulated other comprehensive income (loss). Net gains and losses resulting from foreign currency transactions were recorded in net loss in the period incurred and were not significant for the periods presented.

Recent Accounting Pronouncements

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

activities. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Previous guidance, provided under EITF No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), required an exit cost liability be recognized at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated by a company after December 31, 2002. The Company adopted SFAS No. 146 as of January 1, 2003. The adoption of SFAS No. 146 did not have a material impact on the Company’s financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial statements.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. This interpretation applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company does not expect the adoption of FIN No. 46 to have a material impact on the Company’s financial position or results of operations.

Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current period presentation.

3.    Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by the Company, preferred stock, options, and warrants are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The unaudited pro forma basic and diluted net loss per share calculations assume the conversion of all outstanding shares of preferred stock into shares of common stock using the as-if-converted method as of January 1, 2002 or the date of issuance, if later.

	Period from October 1, 2000 (inception) through March 31, 2001	Nine months ended December 31, 2001	Year ended December 31, 2002	Nine months ended September 30,
				2002	2003
				(unaudited)	(unaudited)
Historical
Numerator:
Net loss allocable to common stockholders	$(294,797)	$(807,887)	$(8,951,937)	$(7,473,283)	$(60,670,435)

Denominator:
Weighted-average common shares outstanding	24,390	895,183	1,712,975	1,679,018	1,887,798
Less: Weighted-average unvested common shares subject to repurchase	—	—	(157,717)	(147,880)	(140,335)

Denominator for basic and diluted net loss per share	24,390	895,183	1,555,258	1,531,138	1,747,463

Basic and diluted net loss per share allocable to common stockholders	$(12.09)	$(0.90)	$(5.76)	$(4.88)	$(34.72)

Pro forma
Pro forma net loss			$(8,951,937)		$(60,670,435)

Pro forma basic and diluted net loss per share allocable to common stockholders			$(1.66)		$(5.59)

Denominator for pro forma basic and diluted net loss per share:
Shares used above			1,555,258		1,747,463
Pro forma adjustments to reflect assumed weighted-average effect of conversion of preferred stock			3,837,084		9,111,443

Shares used to compute pro forma basic and diluted net loss per share			5,392,342		10,858,906

	Period from October 1, 2000 (inception) through March 31, 2001	December 31, 2001	December 31, 2002	Nine months ended September 30,
				2002	2003
				(unaudited)	(unaudited)
Historical outstanding dilutive securities not included in diluted net loss per share calculation
Preferred stock	—	—	6,426,662	6,426,662	15,257,308
Options to purchase common stock	—	—	777,662	584,946	1,300,170
Warrants	—	—	186,250	186,250	186,250

	—	—	7,390,574	7,197,858	16,743,728

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

4.    Property and Equipment

Property and equipment consists of the following:

	December 31,
	2001	2002
Office equipment	$4,959	$47,911
Furniture and fixtures	1,350	16,731
Computer equipment	17,786	42,375
Computer software	5,702	8,033
Less accumulated depreciation and amortization	(10,239)	(6,501)

Property and equipment, net	$19,558	$108,549

5.    Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,
	2001	2002
Accrued compensation and related liabilities	$—	$52,309
Accrued professional fees	114,764	27,000
Other accrued liabilities	28,284	9,500

	$143,048	$88,809

6.    License and Collaboration Agreement

On April 15, 2002, the Company entered into a license and collaboration agreement for the United States (the “U.S. License and Collaboration Agreement”) with Genentech under which it obtained licenses to certain technology, know-how, and intellectual property rights to develop and commercialize rhIGF-1 in the U.S.

In connection with the U.S. License and Collaboration Agreement, the Company paid $1,000,000 in cash and issued 1,017,666 shares of Series A convertible preferred stock valued at the time of issuance at $4,070,667. The Company is required to make cash payments based on the achievement of certain milestones and royalties on future sales. Genentech has certain Opt-In rights to participate in the commercialization of certain rhIGF-1 products. If Genentech elects to exercise its Opt-In Right for a particular indication, Genentech will pay us more than 50% of the past development costs associated with that indication, which would have a one-time positive impact on our operating results. In addition, after Genentech exercises its Opt-In Right for a particular indication, we would share with Genentech the ongoing net operating losses and profits resulting from the joint development and commercialization effort for that indication. Pursuant to this arrangement, we would fund less than 50% of such operating losses and we would receive less than 50% of any profits.

On July 25, 2003, the Company entered into an international license and collaboration agreement (the “International License and Collaboration Agreement”) with Genentech, obtaining certain rights to develop and commercialize rhIGF-1 for a broad range of indications, including short stature, outside of the United States. The Company paid Genentech cash of $1,670,000 upon the execution of this license and will pay $167,000 on the first anniversary of the agreement. The Company also agreed to pay to Genentech royalties on the sales of rhIGF-1 products and certain one-time payments upon the occurrence of specified milestone events. As the Company is several years away from having an approved product to market, the amount paid for this license was charged to acquired in-process research and development expense.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

In addition to the amounts already paid to Genentech, if the Company achieves all of the additional milestones for rhIGF-1 under the U.S. and International License and Collaboration Agreements, the Company will owe Genentech up to an aggregate of approximately $34,000,000. If the Company develops rhIGF-1 in combination with IGF binding protein-3, the Company would be subject to these same milestone events and, upon achievement of all of the milestones, would owe Genentech up to an additional aggregate of approximately $32,500,000.

7.     Commitments and Contingencies

At December 31, 2002, future minimum lease commitments under an operating lease were as follows:

Year ending December 31,
2003	$237,586
2004	27,574
2005	14,837
2006	9,892

$289,889

Rent expense was $3,410 for the period from October 1, 2000 (inception) through March 31, 2001, $5,569 for the nine months ended December 31, 2001, $110,198 for the year ended December 31, 2002, $68,530 for the nine months ended September 30, 2002, $141,320 for the nine months ended September 30, 2003, and $260,497 for the period from October 1, 2000 (inception) through September 30, 2003.

Manufacturing Services Agreement

In December 2002, the Company entered into a development and commercial supply agreement (the “Manufacturing Agreement”) with Cambrex Bio Science Baltimore, Inc. (“Cambrex Baltimore”). At that time, the Company began to transfer its manufacturing technology to Cambrex Baltimore in order for them to establish the process for rhIGF-1 fermentation and purification. Further, under the terms of the Manufacturing Agreement, Cambrex Baltimore is obligated to annually provide the Company with certain minimum quantities of bulk rhIGF-1 drug substance. The Company’s total commitment to Cambrex Baltimore under the Manufacturing Agreement, consisting primarily of the reimbursement of manufacturing process development costs incurred by Cambrex Baltimore and minimum commercial purchase commitments, is estimated to approximate $14,000,000 through December 31, 2004. Payments to date under this agreement were $400,000 for the year ended December 31, 2002 and $5,055,860 for the nine months ended September 30, 2003.

Guarantees and Indemnifications

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others (FIN No. 45). FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligations in assumes under that guarantee.

The Company, as permitted under Delaware law and in accordance with its Bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The Company may terminate the indemnification agreements with its officers and directors upon 90 days written notice, but termination will not affect claims for indemnification relating to events

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

occurring prior to the effective date of termination. The maximum amount of potential future indemnification is unlimited; however, the Company has a director and officer insurance policy that limits its exposure and may enable it to recover a portion of any future amounts paid. The Company believes the fair value of these indemnification agreements is minimal. Accordingly, the Company has not recorded any liabilities for these agreements as of September 30, 2003.

Contingencies

From time to time, the Company may become involved in claims and other legal matters arising in the ordinary course of business. Management is not currently aware of any matters that will have a material adverse affect on the financial position, results of operations or cash flows of the Company.

8.    Stockholders’ Equity—Tercica Limited

Class A and B Shares

At December 31, 2001, Tercica Limited was authorized to issue 162,360 shares of its Class A shares and 763,952 shares of its Class B shares.

Holders of the Tercica Limited Class A shares were entitled to 20% of dividends, if any, voting rights, and surplus in the event of a liquidation or winding up of the Company. A shareholder with 10% or more of the Class A shares had the right to appoint one director to the Board.

Holders of the Tercica Limited Class B shares were entitled to 80% of dividends, if any, voting rights, and surplus in the event of a liquidation or winding up of the Company.

9.    Stockholders’ Equity (Deficit)—Tercica, Inc.

Common Stock

At December 31, 2002 and September 30, 2003, the Company was authorized to issue 11,500,000 and 20,500,000 shares of common stock, respectively.

On September 11, 2003, the Company changed the par value of its common stock from $0.0064 per share to $0.001 per share.

Convertible Preferred Stock

At December 31, 2002 and September 30, 2003, the Company was authorized to issue 6,706,666 and 15,297,316 shares of convertible preferred stock, respectively.

In May and July, 2002, the Company issued 6,426,662 shares of Series A convertible preferred stock at $4.00 per share in exchange for cash proceeds of $20,016,269 and certain technology, know-how and intellectual property rights (see note 7).

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

On July 9, 2003, the Company issued 8,830,646 shares of Series B convertible preferred stock at $5.00 per share resulting in net cash proceeds of $43,783,670. The Company recorded a deemed dividend of $44,153,250 associated with this issuance to reflect the value of the beneficial conversion feature embedded in the Series B convertible preferred stock. The deemed dividend increases the net loss allocable to common stockholders in the calculation of basic and diluted net loss per common share for the nine months ended September 30, 2003. The guidelines set forth in EITF Consensus No. 98-5 limit the amount of the deemed dividend to the amount of the proceeds of the related financing.

The Company initially recorded the Series A and B convertible preferred stock at their fair values on the date of issuance in 2002 and 2003, respectively, net of issuance costs of $1,014,131 and $369,580, respectively. A redemption event will only occur upon the liquidation or winding up of the Company, a greater than 50% change of control or sale of substantially all of the assets of the Company. As the redemption event is outside the control of the Company, all shares of convertible preferred stock have been presented outside of permanent equity in accordance EITF Topic D-98, Classification and Measurement of Redeemable Securities. Further, the Company has also elected not to adjust the carrying values of the Series A and Series B convertible preferred stock to the redemption value of such shares, since it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying values to the redemption values will be made when it becomes probable that such redemption will occur.

The rights and features of the Company’s convertible preferred stock are as follows:

Dividends

Holders of shares of convertible preferred stock are entitled to noncumulative dividends of 8% per share if and when declared by the Board of Directors. These dividends are to be paid in advance of any distributions to common stockholders. No dividends have been declared or paid through December 31, 2002.

Conversion

Each share of convertible preferred stock is convertible at the stockholders’ option at any time into common stock on a one-for-one basis, subject to adjustment for antidilution. Conversion is automatic upon the closing of an underwritten public offering with aggregate offering proceeds of at least $35,000,000 and an offering price of at least $3.00 per share (appropriately adjusted for any stock splits, stock dividends, subdivisions, combinations, recapitalizations, and the like) or upon written agreement of at least a majority of all classes of preferred stockholders, including at least 60% of the Series B preferred stockholders.

Voting

Each holder of shares convertible preferred stock is entitled to voting rights equivalent to the number of shares of common stock into which their respective shares are convertible.

Liquidation Preference

In the event of liquidation or winding up of the Company, holders of Series A and Series B convertible preferred stock shall have a liquidation preference of $4.00 and $5.00 per share, respectively, plus any declared but unpaid dividends. After payment of these preferential amounts, the remaining assets of the Company shall be

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

distributed among the holders of the preferred and common stock pro rata based on the number of shares of common stock held (as though the preferred stock had converted.) If upon liquidation, the assets of the Company are insufficient to provide for the preferential amounts, then the entire assets of the Company shall be distributed with equal priority and pro rata among the holders of the convertible preferred stock, in proportion to the full preferential amount of the respective preferred shares. A change of control or sale of substantially all of the assets of the Company is considered to be a liquidation event.

Restricted Stock Purchases and Early Exercise of Options

In February, 2002, 328,158 restricted shares of common stock were issued to an employee in exchange for $2,051 in cash. At December 31, 2002 and September 30, 2003, 186,904 and 112,922 of these shares, respectively, were subject to repurchase by the Company. These shares are subject to a repurchase option held by the Company at the original issuance price. This right lapses 25% on the first anniversary of the agreement and in 36 equal monthly amounts thereafter.

In December 2002, the Company issued 692,943 shares of its common stock to two employees under restricted stock purchase agreements pursuant to the early exercise of their stock options for $71,237 in cash in December 2002 and $205,941 in cash in January 2003. In 2003, the Company issued 237,500 shares of common stock under restricted stock purchase agreements to three employees pursuant to the early exercises of their stock options in exchange for $305,000 in cash. Under the terms of these agreements, these shares generally vest over a four-year period. Unvested shares, which amounted to 692,943 at December 31, 2002 and 758,825 at September 30, 2003, are subject to a repurchase option held by the Company at the original issuance price in the event the optionees’ employment is terminated either voluntarily or involuntarily. These repurchase terms are considered to be a forfeiture provision and do not result in variable accounting.

In accordance with EITF No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25, and FIN No. 44, the shares purchased by the employees pursuant to the early exercise of stock options are not deemed to be issued until those shares vest. Therefore, amounts received in exchange for these shares have been recorded as liability for early exercise of stock options on the balance sheet, and will be reclassified into common stock and additional paid-in capital as the shares vest. There were no vested shares reclassified into common stock and additional paid-in capital as of December 31, 2002. There were 171,618 shares valued at $68,647 reclassified into common stock and additional paid-in capital as of September 30, 2003.

Warrants

In January 2002, the Company entered into a bridge loan agreement with two investors in which the Company received $500,000 in exchange for a note payable convertible into the Company’s Series A convertible preferred stock. The note payable was converted into 125,000 shares of Series A convertible preferred stock in May 2002. The two investors also made available an additional $1,000,000 equity line which expired on July 31, 2002. There was no stated interest associated with the bridge loan. In connection with the bridge loan, the Company issued warrants to purchase an aggregate of 40,000 shares of the Company’s Series A convertible preferred stock at an exercise price of $4.00 per share. The warrants are exercisable until the earliest of the closing of the initial public offering or July 31, 2007. The warrants are all outstanding as of September 30, 2003.

In accordance with EITF No. 96-18, these warrants were valued on the date of grant using the Black-Scholes method using the following assumptions: a risk-free interest rate of 3.5%, a life of 5.5 years, no dividend yield, and a volatility factor of 0.8. The estimated fair value of the warrants was $105,600 and has been recorded as interest expense in the year ended December 31, 2002.

Additionally, in April 2002, the Company issued warrants to purchase an aggregate of 146,250 shares of the Company’s common stock at an exercise price of $0.40 per share as commissions for a placement agent in connection with the Series A convertible preferred stock financing. The warrants are exercisable until the earlier

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

of the closing of the initial public offering, or five years from the date of issuance. The Company recorded the estimated fair value of the warrants of $40,950 using the Black-Scholes method as an issuance cost of the Series A convertible preferred stock. The assumptions used in calculating the fair value of the warrants were as follows: a risk-free interest rate of 3.5%, a life of five years, no dividend yield, and a volatility factor of 0.8. The warrants are all outstanding as of September 30, 2003.

Shares Reserved for Issuance

The Company had reserved shares of common stock for future issuance as follows:

	December 31, 2002	September 30, 2003
		(unaudited)
Conversion of Series A convertible preferred stock	6,426,662	6,426,662
Conversion of Series B convertible preferred stock	—	8,830,646
2003 Employee Stock Purchase Plan	—	100,000
Stock option plans:
Shares available for grant	972,338	2,748,213
Options outstanding	777,662	1,300,169
Warrants outstanding:
To purchase common stock	146,250	146,250
To purchase Series A convertible preferred stock	40,000	40,000

	8,362,912	19,591,940

2003 Employee Stock Purchase Plan

In September 2003, the Board of Directors adopted the 2003 Employee Stock Purchase Plan (the “Purchase Plan”), subject to stockholder approval. The Company has reserved a total of 100,000 shares of common stock for issuance under the Purchase Plan. In addition, the Purchase Plan provides for annual increases in the number of shares available for issuance under the Purchase Plan beginning January 1, 2005. The number of additional shares to be reserved automatically will be equal to the lesser of 125,000 shares, 0.5% of the outstanding shares on the date of the annual increase or such amount as may be determined by the Board of Directors. The Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during defined offering periods. The price at which the stock is purchased is equal to the lower of 85% of the fair market value of the common stock at the beginning of an offering period or after a purchase period end. No shares have been issued under this plan through September 30, 2003.

2003 Stock Plan

In September 2003, the Board of Directors adopted the 2003 Stock Plan, subject to shareholder approval. The 2003 Plan provides for the grant of incentive and nonstatutory stock options to employees, directors and consultants. Shares reserved under the 2003 Stock Plan include (a) shares reserved but unissued under the 2002 Executive Stock Plan and the 2002 Stock Plan, (b) shares returned to the 2002 Executive Stock Plan and the 2002 Stock Plan as the result of termination of options or the repurchase of shares issued under the 2002 Executive Stock Plan and the 2002 Stock Plan, and (c) annual increases in the number of shares available for issuance on the first day of each year beginning on January 1, 2005, equal to the lesser of:

•	4% of the outstanding shares of common stock on the first day of our fiscal year,

•	1,250,000 shares, or

•	an amount our board may determine.

The other terms of the 2003 Stock Plan are similar to those of the Company’s 2002 Stock Plan.

2002 Stock Plan and 2002 Executive Stock Plan

Under the 2002 Stock Plan and 2002 Executive Stock Plan (the “Plans”), employees, directors, and consultants of the Company are able to participate in the Company’s future performance through awards of nonqualified stock options, incentive stock options and restricted stock.

Incentive stock options may be granted with exercise prices not less than 100% of estimated fair value, and nonqualified stock options may be granted with an exercise price of not less than 85% of the estimated fair value of the common stock on the date of grant, as determined by the Board of Directors. Options granted to individuals owning over 10% of the total combined voting power of all classes of stock are exercisable up to five years from the date of grant. The exercise price of any option granted to a 10% stockholder will not be less than 110% of the estimated fair value of the common stock on the date of grant, as determined by the Board of Directors. Options granted under the Plans expire no later than 10 years from the date of grant. Options granted under the Plans vest over periods determined by the Board of Directors, generally over four years. The Plans terminate automatically 10 years after their adoption by the Board of Directors.

A summary of activity under the Plans is as follows:

	Shares Available for Grant	Options Outstanding
		Number of Shares	Weighted- Average Exercise Price
Balances at December 31, 2001	—	—	$—
Shares authorized	1,750,000	—	—
Options granted	(777,662)	777,662	0.40

Balances at December 31, 2002	972,338	777,662	0.40
Shares authorized	2,470,000	—	—
Options granted (unaudited)	(694,750)	694,750	0.94
Options exercised (unaudited)	—	(171,618)	0.40
Options canceled (unaudited)	625	(625)	0.40

Balances at September 30, 2003 (unaudited)	2,748,213	1,300,169	0.69

Options presented as exercised in the table above for the nine months ended September 30, 2003 represent the vesting of common stock associated with the early exercise of stock options in previous periods.

The following table summarizes information concerning outstanding and vested options as of December 31, 2002:

Options Outstanding				Options Vested
Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Vested	Weighted- Average Exercise Price
$0.40	777,662	9.5	$0.40	18,612	$0.40

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following table summarizes information concerning outstanding and vested options as of September 30, 2003 (unaudited):

Options Outstanding				Options Vested
Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Vested	Weighted- Average Exercise Price
$0.40	976,919	9.1	$0.40	219,788	$0.40
$1.00	25,000	9.8	$1.00	—	$1.00
$1.60	298,250	9.9	$1.60	—	$1.60

	1,300,169			219,788

The weighted-average fair value of options granted during the year ended December 31, 2002 and the nine months ended September 30, 2003 were $0.24 and $10.23, respectively.

Stock Options Granted to Non-employees

During the year ended December 31, 2002 and the nine months ended September 30, 2003, the Company granted 28,500 options and 7,500 options, respectively, to purchase shares of its common stock to non-employees. These have been accounted for in accordance with SFAS No. 123 and EITF No. 96-18. Compensation expense of $6,147 and $95,513, was recorded for the year ended December 31, 2002 and for the nine months ended September 30, 2003, respectively.

The fair value of options granted to non-employees during the year ended December 31, 2002 and the nine months ended September 30, 2002 were estimated using the Black-Scholes method with the following weighted-average assumptions: a dividend yield of zero, risk-free interest rate of 3.5%, volatility of 0.8 and a maximum contractual life of 10 years.

The fair value of options granted to non-employees during the nine months ended September 30, 2003 was estimated using the Black-Scholes method with the following assumptions: a dividend yield of zero, risk-free interest rate of 3.8%, volatility of 0.8 and a maximum contractual life of 10 years.

Deferred Stock Compensation

In connection with the grant of certain stock options to employees during the nine months ended September 30, 2003, the Company recorded deferred stock compensation within stockholders’ equity (deficit) of $6,887,785, representing the difference between the reassessed fair value of the common stock and the option exercise price at the date of grant. Such amount will be amortized over the vesting period of the applicable options on a straight-line basis. The Company recorded employee stock compensation expense in the statement of operations of $479,478 during the nine months ended September 30, 2003.

Total unamortized deferred stock compensation recorded for all option grants through September 31, 2003 will be amortized as follows: $424,224 for the three months ending December 31, 2003; $1,721,946 for the year ending December 31, 2004; $1,721,946 for the year ending December 31, 2005; $1,721,902 for the year ending December 31, 2006 and $818,289 for the year ending December 31, 2007.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

10.    Income Taxes

Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2001	2002
Net operating loss carryforwards	$—	$1,400,000
Capitalized license fees	—	1,960,000
Other	—	230,000

Total deferred tax assets	—	3,590,000
Valuation allowance	—	(3,590,000)

Net deferred tax assets	$—	$—

Realization of the deferred tax assets is dependent upon the generation of future taxable income, if any, the amount and timing of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by approximately $3,590,000 during the year ended December 31, 2002.

As of December 31, 2001, the Company had permanently discontinued operations in New Zealand and, therefore, the Company did not have any realizable New Zealand deferred tax assets as of that date.

As of December 31, 2002, the Company had federal net operating loss carryforwards of approximately $3,490,000. The Company also had capitalized license fees of approximately $4,900,000. The federal net operating loss carryforwards will expire at various dates beginning in 2022, if not utilized. The capitalized license fees are being amortized for tax purposes over 15 years.

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

As a result of California legislation, the utilization of a substantial portion of the Company’s California state net operating loss carryforward is suspended for 2003.

The purpose of this Amendment No. 1 is solely to file certain exhibits to the Registration Statement, as set forth below in Item 16(a) of Part II.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC registration fee	$6,978
NASD filing fee	9,125
Nasdaq National Market listing fee	100,000
Printing costs	200,000
Legal fees and expenses	800,000
Accounting fees and expenses	500,000
Blue Sky fees and expenses	5,000
Transfer Agent and Registrar fees	15,000
Miscellaneous	63,897

Total	$1,700,000

Item 14.    Indemnification of Directors and Officers.

As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that: (1) the registrant is required to indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary; (2) the registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law; (3) the registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification; (4) the registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification; (5) the rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons; and (6) the registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents in these matters arising prior to such time.

The registrant’s policy is to enter into indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the bylaws, as well as certain additional procedural protections. The registrant has also obtained directors and officers insurance to insure such persons against certain liabilities. In addition, the underwriting agreement for this offering contains provisions indemnifying the registrant’s directors and officers against certain liabilities.

The Amended and Restated Investors’ Rights Agreement between the registrant and certain investors provides for cross-indemnification in connection with registration of the registrant’s common stock on behalf of such investors.

The indemnification provisions noted above may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities arising under the Securities Act of 1933, as amended.

Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein.

Document	Exhibit Number
Form of Underwriting Agreement	1.1
Certificate of Incorporation, as amended, as currently in effect	3.1A
Certificate of Incorporation, to be in effect after offering	3.1C
Bylaws, as currently in effect	3.2A
Bylaws, to be in effect after offering	3.2B
Form of Indemnification Agreement	10.5
Amended and Restated Investors’ Rights Agreement dated July 9, 2003	10.10

Item 15.    Recent Sales of Unregistered Securities.

Since December 2001, the registrant has sold and issued the following unregistered securities:

(1)    Between June 2002 and September 2003, the registrant granted to employees, directors and consultants under its 2002 Executive Stock Plan and 2002 Stock Plan stock options to purchase an aggregate of 1,472,412 shares of the registrant’s common stock at a weighted average exercise price of $0.65 per share. Of these securities, stock options to purchase an aggregate of 625 shares were cancelled without being exercised. During the same period, the registrant sold an aggregate of 930,443 shares of its common stock to employees for cash consideration in the aggregate amount of $582,177.70 upon the exercise of stock options granted under the 2002 Executive Stock Plan.

(2)    In January 2002, in connection with a bridge loan, the registrant issued warrants to purchase an aggregate of 20,000 shares of Series A preferred stock to T-Bolaget AB. The warrants have an exercise price of $4.00 per share.

(3)    In January 2002, in connection with a bridge loan, the registrant issued warrants to purchase an aggregate of 20,000 shares of Series A preferred stock to Texcel International AB. The warrants have an exercise price of $4.00 per share.

(4)    In February 2002, the registrant sold 1,480,139 shares of common stock to Boat Harbour Ltd., Howard S. Moore, Olle Isaksson, Bengt-Ake Bengtsson, Iain Robinson, Recombinant Partners, Mark Edwards, Peter Clapshaw, David Wolfenden, T-Bolaget, Pausco AS, Polux Investment Corp., Peter Svennilsson, Roger Holtback, Waterview Trust, Hubbard Churcher Trust, Per Henrik Bengtsson, Pontus Bengtsson and Bo C.E. Ramfors at $0.00625 per share for an aggregate offering price of $9,250.91.

(5)    In February 2002, the registrant sold 328,158 shares of Common stock to John A. Scarlett at $0.00625 per share for an aggregate offering price of $2,051.00.

(6)    In May 2002, the registrant sold 5,440 shares of Common stock to Boat Harbour Ltd. at $0.00625 per share for an aggregate offering price of $34.00.

(7)    From May 2002 through July 2002, the registrant sold 6,426,662 shares of Series A preferred stock, convertible into 6,426,662 shares of common stock, at $4.00 per share for an aggregate offering price of $25,706,667.00 to entities associated with MPM Capital, L.P., entities associated with Prospect Management Co. II, LLC, Genentech, Inc., T-Bolaget AB, Texcel International AB and entities and persons affiliated with Wilson Sonsini Goodrich & Rosati, P.C.

(8)    In May 2002, in connection with services rendered in the financing associated with the issuance of Series A preferred stock, the registrant issued warrants to purchase an aggregate of 146,250 shares of common stock to Three Crowns Capital Ltd. The warrants have an exercise price of $0.40 per share.

(9)    In July 2003, the registrant sold 8,830,646 shares of Series B preferred stock, convertible into an aggregate of 8,830,646 shares of common stock, at $5.00 per share for an aggregate offering price of $44,153,250.00 to entities associated with MPM Capital, L.P., entities associated with Rho Capital Partners, Inc., entities associated with Prospect Management Co. II, LLC, Care Capital, MedImmune Ventures, Inc., T-Bolaget AB, Texcel International AB and entities and persons affiliated with Wilson Sonsini Goodrich & Rosati, P.C.

The registrant claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraph (1) above under Section 4(2) under the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

The registrant claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraph (2), (3), (4), (5), (6), (7), (8) and (9) by virtue of Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which the registrant relied on Regulation D and/or Section 4(2) represented that they were accredited investors as defined under the Securities Act. The registrant claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

Item 16.    Exhibits and Financial Statement Schedules

(a)	Exhibits. The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description
1.1	Form of Underwriting Agreement*

3.1A	Certificate of Incorporation, as amended, as currently in effect**

3.1B	Certificate of Incorporation, to effect reverse stock split*

3.1C	Certificate of Incorporation, to be in effect after offering**

3.2A	Bylaws, as currently in effect**

3.2B	Bylaws, to be in effect after offering**

4.1	Form of Specimen Stock Certificate**

5.1	Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation**

10.1A	2002 Stock Plan**

10.1B	Form of Stock Option Agreement under the 2002 Stock Plan**

10.2A	2002 Executive Stock Plan**

10.2B	Form of Stock Option Agreement under the 2002 Executive Stock Plan**

10.3A	2003 Stock Plan**

10.3B	Form of Stock Option Agreement under the 2003 Stock Plan**

10.4A	2003 Employee Stock Purchase Plan**

10.4B	Form of Subscription Agreement under the 2003 Employee Stock Purchase Plan**

10.5	Form of Indemnification Agreement**

Exhibit Number	Description

10.6A	Sublease Agreement dated June 24, 2002 between Elan Pharmaceuticals, Inc. and the Registrant**

10.6B	Sublease Agreement dated March 21, 2003 between Elan Pharmaceuticals, Inc. and the Registrant**

10.6C	Lease Agreement dated July 24, 2003 between Gateway Center, LLC and the Registrant**

10.6D	First Amendment to Lease Agreement dated September 24, 2003 between Gateway Center, LLC and the Registrant

10.7A	License and Collaboration Agreement, between Genentech, Inc. and the Registrant, dated as of April 15, 2002**†

10.7B	First Amendment to the License and Collaboration Agreement, between Genentech, Inc. and the Registrant, dated as of July 25, 2003**†

10.7C	International License and Collaboration Agreement, between Genentech, Inc. and the Registrant, dated as of July 25, 2003**†

10.8	Manufacturing Services Agreement between the Registrant and Cambrex Bio Science Baltimore, Inc., dated as of December 20, 2002**†

10.9A	Key Employment Agreement for John A. Scarlett, M.D. dated February 27, 2002**

10.9B	Amendment to Key Employment Agreement for John A. Scarlett, M.D. dated May 15, 2002**

10.9C	Key Employment Agreement for Ross G. Clark dated May 15, 2002**

10.9D	Employment Letter to Timothy P. Lynch dated September 10, 2002**

10.9E	Key Employment Agreement for Howard Moore dated May 15, 2002, as amended*

10.9F	Employment Letter to George Bright, M.D. dated June 4, 2003**

10.9G	Employment Letter to Andrew Grethlein dated March 5, 2003**

10.9H	Employment Letter to Michael Parker dated December 9, 2002**

10.9I	Employment Letter to Ira Wallis dated February 24, 2003**

10.10	Amended and Restated Investors’ Rights Agreement dated July 9, 2003**

23.1	Consent of Ernst & Young LLP, Independent Auditors

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)**

24.1	Power of Attorney (see page II-6 to this Form S-1)**

*	To be filed by amendment.
**	Previously filed.
†	Confidential treatment has been requested with respect to certain portions of this exhibit. This exhibit omits the information subject to this confidentiality request. Omitted portions have been filed separately with the SEC.

(b)  Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in the financial statements, or notes thereto.

Item 17.    Undertakings.

The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the registrant pursuant to Delaware General Corporation Law, the Certificate of Incorporation or Bylaws of the registrant, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California on October 20, 2003.

TERCICA, INC.

By:	/s/ TIMOTHY P. LYNCH

Timothy P. Lynch Chief Financial Officer and Senior Vice President of Corporate Development

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons on behalf of the registrant on October 20, 2003:

Signature	Title

/s/ JOHN A. SCARLETT* John A. Scarlett, M.D.	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ TIMOTHY P. LYNCH Timothy P. Lynch	Chief Financial Officer and Senior Vice President of Corporate Development (Principal Accounting and Financial Officer)

/s/ ALEXANDER BARKAS* Alexander Barkas, Ph.D.	Director

/s/ ROSS G. CLARK* Ross G. Clark, Ph.D.	Director

/s/ DENNIS HENNER* Dennis Henner, Ph.D.	Director

/s/ WAYNE T. HOCKMEYER* Wayne T. Hockmeyer, Ph.D.	Director

/s/ OLLE ISAKSSON* Olle Isaksson, M.D., Ph.D.	Director

/s/ ASHLEY LEDBETTER* Ashley Ledbetter, Ph.D.	Director

/s/ MARK LESCHLY* Mark Leschly	Director

*By:	/s/ TIMOTHY P. LYNCH
Timothy P. Lynch Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement*

3.1A	Certificate of Incorporation, as amended, as currently in effect**

3.1B	Certificate of Incorporation, to effect reverse stock split*

3.1C	Certificate of Incorporation, to be in effect after offering**

3.2A	Bylaws, as currently in effect**

3.2B	Bylaws, to be in effect after offering**

4.1	Form of Specimen Stock Certificate**

5.1	Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation**

10.1A	2002 Stock Plan**

10.1B	Form of Stock Option Agreement under the 2002 Stock Plan**

10.2A	2002 Executive Stock Plan**

10.2B	Form of Stock Option Agreement under the 2002 Executive Stock Plan**

10.3A	2003 Stock Plan**

10.3B	Form of Stock Option Agreement under the 2003 Stock Plan**

10.4A	2003 Employee Stock Purchase Plan**

10.4B	Form of Subscription Agreement under the 2003 Employee Stock Purchase Plan**

10.5	Form of Indemnification Agreement**

10.6A	Sublease Agreement dated June 24, 2002 between Elan Pharmaceuticals, Inc. and the Registrant**

10.6B	Sublease Agreement dated March 21, 2003 between Elan Pharmaceuticals, Inc. and the Registrant**

10.6C	Lease Agreement dated July 24, 2003 between Gateway Center, LLC and the Registrant**

10.6D	First Amendment to Lease Agreement dated September 24, 2003 between Gateway Center, LLC and the Registrant

10.7A	License and Collaboration Agreement, between Genentech, Inc. and the Registrant, dated as of April 15, 2002**†

10.7B	First Amendment to the License and Collaboration Agreement, between Genentech, Inc. and the Registrant, dated as of July 25, 2003**†

10.7C	International License and Collaboration Agreement, between Genentech, Inc. and the Registrant, dated as of July 25, 2003**†

10.8	Manufacturing Services Agreement between the Registrant and Cambrex Bio Science Baltimore, Inc., dated as of December 20, 2002**†

10.9A	Key Employment Agreement for John A. Scarlett, M.D. dated February 27, 2002**

10.9B	Amendment to Key Employment Agreement for John A. Scarlett, M.D. dated May 15, 2002**

10.9C	Key Employment Agreement for Ross G. Clark dated May 15, 2002**

10.9D	Employment Letter to Timothy P. Lynch dated September 10, 2002**

10.9E	Key Employment Agreement for Howard Moore dated May 15, 2002, as amended*

10.9F	Employment Letter to George Bright, M.D. dated June 4, 2003**

10.9G	Employment Letter to Andrew Grethlein dated March 5, 2003**

10.9H	Employment Letter to Michael Parker dated December 9, 2002**

Exhibit Number	Description
10.9I	Employment Letter to Ira Wallis dated February 24, 2003**

10.10	Amended and Restated Investors’ Rights Agreement dated July 9, 2003**

23.1	Consent of Ernst & Young LLP, Independent Auditors

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)**

24.1	Power of Attorney (see page II-6 to this Form S-1)**

*	To be filed by amendment.
**	Previously filed.
†	Confidential treatment has been requested with respect to certain portions of this exhibit. This exhibit omits the information subject to this confidentiality request. Omitted portions have been filed separately with the SEC.